As filed with the Securities and Exchange Commission on December 9, 1997
                                                      Registration No. 333-39921
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                        BANKUNITED FINANCIAL CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             FLORIDA                          6035                            65-0377773
-------------------------------  ----------------------------   ------------------------------------
(State or other jurisdiction of  (Primary Standard Industrial   (I.R.S. Employer Identification No.)
incorporation or organization)    Classification Code Number)

                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000
               ---------------------------------------------------
               (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)

                                Alfred R. Camner
                              Chairman of the Board
                        BankUnited Financial Corporation
                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000
            ---------------------------------------------------------
            (Name, address, including ZIP Code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

    Marsha D. Bilzin, Esq.                       Alan Schick, Esq.
      Stuzin and Camner,             Luse Lehman Gorman Pomerenk & Schick, P.C.
   Professional Association                 5335 Wisconsin Avenue, N.W.
   550 Biltmore Way, Suite 700                Washington, D.C. 20015
 Coral Gables, Florida 33134                      (202) 274-2000
      (305) 442-4994

                               -----------------

        Approximate date of commencement of proposed sale to the public:

 As soon as practicable after the effective date of the Registration Statement and all other conditions precedent to the merger of Consumers Bancorp, Inc. ("Consumers") into the Registrant have been satisfied or waived as described in the enclosed Prospectus.

      If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the
      Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                        BANKUNITED FINANCIAL CORPORATION

                              CLASS A COMMON STOCK

        BankUnited Financial Corporation ("BankUnited") is hereby offering (the "Offering") in a merger (the "Merger") with Consumers Bancorp, Inc. ("Consumers"), up to 2.081 shares of BankUnited's Class A Common Stock, subject to adjustment, for each share of Consumers Common Stock. BankUnited is the holding company for BankUnited, FSB, Coral Gables, Florida (the "Bank").


        This Prospectus relates to up to 1,110,782 shares of BankUnited's Class A Common Stock which may be issued in connection with the Merger. Upon consummation of the Merger, each share of Consumers Common Stock will be converted into the right to receive, at the holder's option, either $21.33 in cash, 2.081 shares of BankUnited's Class A Common Stock or a combination thereof, although no more than 55% of the total merger consideration may be paid in cash. The merger consideration is subject to adjustment under certain circumstances. For example, the agreed value of 2.081 shares is subject to change based upon the fair market value of the BankUnited Class A Common Stock prior to the effective time of the Merger, and may be reduced should that fair market value exceed $12.00 per share, which has been the case for each of the last 30 trading days. See "The Merger--Conversion of Consumers Capital Stock."

        The reported last sale price of BankUnited's Class A Common Stock, as quoted on Nasdaq, on September 18, 1997 (the last trading day prior to the public announcement of the Merger) was $12.75, and on December 4, 1997 the closing bid and asked prices of the Class A Common Stock, were $12.75 and $12.875, respectively, and the reported last sale price was $12.875. If the fair market value of the BankUnited Common Stock was $12.875 at the time of consummation of the Merger, each share of Consumers Common Stock would be converted into the right to receive 1.94 shares of BankUnited Common Stock, rather than 2.081 shares.


        Each share of BankUnited's Common Stock is entitled to one-tenth vote on all matters upon which shareholders have the right to vote, in contrast to the one vote per share to which BankUnited's Class B Common Stock is entitled and the two and one-half votes per share to which BankUnited's Series B Preferred Stock is entitled. At October 31, 1997 holders of BankUnited's Class A Common Stock (assuming exercise of all outstanding options and warrants to acquire Class A Common Stock) were entitled to cast 1,445,581 votes of a total of 3,467,614 votes entitled to vote at any meeting of shareholders of BankUnited. See "Description of Capital Stock--Class A Common Stock." In addition, the holders of BankUnited's Class A Common Stock are entitled to dividends as declared by BankUnited's Board, which may be declared solely on BankUnited's Class A Common Stock or for not less than 110% of the amount per share of any dividend declared on BankUnited's Class B Common Stock. BankUnited has not paid dividends on its common stock since 1994. BankUnited does not currently expect to pay any dividends on its common stock for the foreseeable future. Information as to dividends paid on BankUnited's Class A Common Stock and BankUnited's Class B Common Stock is set forth in "Summary--Comparative Stock Prices and Dividends."

        BankUnited has filed a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering a maximum of 1,110,782 shares of BankUnited's Class A Common Stock which may be issued in connection with the Merger. This Prospectus does not cover any resales of BankUnited's Class A Common Stock to be received by shareholders of Consumers upon consummation of the Merger, and no person is authorized to make use of this Prospectus in connection with any such resale.

        THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SHAREHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROSPECTUS IN ITS ENTIRETY.

        THE SHARES OF BANKUNITED CLASS A COMMON STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENTAL AGENCY.


        SEE "RISK FACTORS," BEGINNING ON PAGE 25 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR.


        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        All information contained in this Prospectus with respect to BankUnited has been supplied by BankUnited and all information with respect to Consumers has been supplied by Consumers.

        NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANKUNITED OR CONSUMERS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SHARES OF BANKUNITED'S CLASS A COMMON STOCK HEREUNDER WILL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF BANKUNITED OR CONSUMERS SINCE THE DATE HEREOF.


                The date of this Prospectus is December 9, 1997.

                              AVAILABLE INFORMATION

        BankUnited is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. In addition, equity securities of BankUnited are traded on Nasdaq and reports, proxy statements and other information concerning BankUnited are available for inspection and copying at the offices of the Nasdaq Stock Market Inc., 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed by Suncoast Savings and Loan Association, FSA ("Suncoast") pursuant to the informational requirements of the Exchange Act, prior to the acquisition of Suncoast by BankUnited, can be inspected and copied at the public reference facilities maintained by the OTS at 1700 G Street, N.W., Washington, D.C. 20552 or at the OTS Southeast Regional Office, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.


        BankUnited has filed with the Commission a Registration Statement on Form S-4 (together with all amendments thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. In addition, certain documents filed by BankUnited with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." For further information with respect to BankUnited, reference is made to the Registration Statement, including the exhibits thereto and the documents incorporated herein by reference. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference; provided that such statements, even though summaries, contain all material information with respect to such documents. The Registration Statement may be inspected without charge at the principal office of the Commission in Washington, D.C, and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following BankUnited documents are incorporated by reference herein (Commission File No. 5-43936):

        (1) BankUnited's Annual Report on Form 10-K/A for the year ended September 30, 1996 filed with the Commission on December 23, 1996.

        (2) BankUnited's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997 and June 30, 1997 filed with the Commission on February 14, 1997, May 15, 1997 and August 12, 1997, respectively.

        (3) BankUnited's Current Reports on Form 8-K dated November 15, 1996, December 30, 1996, February 25, 1997, March 24, 1997, April 2, 1997, September 12, 1997, September 23, 1997 and October 10, 1997 filed with the Commission on December 2, 1996, January 9, 1997, February 25, 1997, March 26, 1997, April 4, 1997, September 15, 1997, September 25, 1997 and October 29, 1997, respectively.

        (4) The description of the Class A Common Stock contained in BankUnited's Current Report on Form 8-K dated March 5, 1993, filed with the Commission to register BankUnited's Class A Common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

        The following documents of Suncoast Savings and Loan Association, FSA ("Suncoast"), which BankUnited acquired on November 15, 1996, are incorporated by reference herein (OTS File No. 8147):

        Suncoast's Annual Report on Form 10-K for the year ended June 30, 1996 filed with the OTS on September 27, 1996, is also incorporated by reference herein.

        Suncoast's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 filed with the OTS on November 13, 1996, is also incorporated by reference herein.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus.

        THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO BANKUNITED FINANCIAL CORPORATION, 255 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134, ATTENTION: DEBORAH KOCH, (305) 569-2000.

        IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY (DATE FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.)

                                     SUMMARY

        THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                        BANKUNITED FINANCIAL CORPORATION

GENERAL


        BankUnited is a Florida corporation organized for the purpose of becoming the savings and loan holding company for BankUnited, FSB (the "Bank"). This holding company reorganization, together with the Bank's conversion from a Florida-chartered stock savings bank (which had begun operations in 1984) to a federally chartered stock savings bank, became effective on March 5, 1993. At September 30, 1997, BankUnited had $1.2 billion in deposits and $99.6 million in shareholders' equity. With over $2.1 billion in assets, BankUnited is the third largest publicly held depository institution headquartered in South Florida. After completion of the recently announced sales of the two largest financial institutions in South Florida, BankUnited will become the second largest depository institution headquartered in that area.


        BankUnited currently has sixteen branch offices in Dade, Broward and Palm Beach Counties, Florida ("South Florida") and anticipates opening five or more additional branches by June 30, 1998. BankUnited's business has traditionally consisted of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to purchase nationwide and to originate in its market area single-family residential mortgage loans, and to a lesser extent, to purchase and originate commercial real estate, commercial business and consumer loans. BankUnited's revenues are derived principally from interest earned on loans, mortgage-backed securities and investments. BankUnited's primary expenses arise from interest paid on savings deposits and borrowings and non-interest overhead expenses incurred in operations.


        On November 15, 1996, BankUnited acquired Suncoast, a federally chartered savings association with assets of $409.4 million at September 30, 1996, and merged Suncoast into the Bank. The merger increased BankUnited's deposit market share, particularly in Broward County, Florida while permitting BankUnited to achieve economies associated with an in-market merger, and should enable BankUnited to compete more effectively with larger super-regional financial institutions operating in Florida. On September 19, 1997, in connection with the Merger, BankUnited signed a definitive agreement to acquire Consumers, the parent company of Consumers Savings Bank, a Florida chartered savings and loan association with assets of $107.9 million at September 30, 1997. See "Business Strategy--Acquisitions and Branching Activity" for a further discussion of these acquisitions.


        The Bank is a member of the Federal Home Loan Bank system and is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits at the Bank are insured by the Savings Association Insurance Fund of the FDIC (the "SAIF") to the maximum extent permitted by law.

        BankUnited's executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, and its telephone number is (305) 569-2000.

BUSINESS STRATEGY

        CAPITALIZING ON THE CONSOLIDATING SOUTH FLORIDA MARKET. During the past three years BankUnited has redefined its strategy to increase its emphasis on strategic product niches which management believes are being underserved as South Florida's banking market consolidates. The products include commercial business and commercial real estate lending and deposit services for small to mid-sized businesses. BankUnited has also focused on attracting depositors by stressing convenience, competitive rates and personalized service. During the fourth quarter of fiscal 1997, BankUnited has also proceeded with plans to package and sell residential mortgage loans on a quarterly basis and engage in sales of annuity products. In order to accomplish this strategy, BankUnited has retained management with expertise in developing and managing these product lines. The banking consolidation in South Florida has resulted in numerous personnel opportunities for BankUnited.


        OPERATING PLAN. BankUnited's operating plan emphasizes: (i) rapidly expanding BankUnited's deposit base by providing convenience, competitive rates and personalized service in its market area and continuing expansion of BankUnited's branch network through de novo branching or the acquisition of branches of, and mergers with, existing financial institutions; (ii) concentrating lending activities on purchasing single-family residential mortgage loans and originating such loans as favorable market opportunities arise; (iii) expanding BankUnited's commercial and multi-family real estate, commercial business, and real estate construction lending; and (iv) managing exposure to interest rate risk, while optimizing operating results through effective asset/liability management and investment policies.


        DEPOSIT OPPORTUNITIES. As the super regional banking companies acquire and close branches, BankUnited has identified certain locations for potential expansion. Additionally, in November 1996, BankUnited hired a retail banking director from one of its key competitors with eighteen years of experience in retail banking in the region. BankUnited emphasizes personalized service by a local financial institution to differentiate itself from the super regionals that do business in the South Florida market. For the nine months ended June 30, 1997 deposits at BankUnited's South Florida branches increased by $595 million, or 117.5% from September 30, 1996. Of this growth, $323.7 million was acquired with Suncoast.

        RESIDENTIAL MORTGAGE LOAN PURCHASES. Since inception in 1984, BankUnited's primary source of earning assets has been the purchase of single family residential mortgages in the secondary market. Management believes BankUnited has developed an expertise in making such purchases including re-underwriting each loan purchased. The anticipated future growth in BankUnited's assets will be primarily through the purchase of single family residential mortgages.

        COMMERCIAL LOAN PRODUCT AVAILABILITY. BankUnited believes the rapid consolidation of the South Florida banking market has created and will continue to create opportunities to originate commercial real estate loans to the small to medium sized companies. BankUnited has hired seasoned loan officers to take advantage of these opportunities.

        ACQUISITIONS AND BRANCHING ACTIVITY. BankUnited has acquired, is acquiring and will continue to acquire financial institutions and branches in South Florida.


        On November 15, 1996, BankUnited acquired Suncoast, a federally chartered savings association with assets of $409 million at September 30, 1996, and merged Suncoast into the Bank. The merger has increased BankUnited's market share, particularly in Broward County, has allowed BankUnited to achieve economies associated with an in-market merger, and should enable BankUnited to compete more effectively with larger financial institutions in South Florida. Of Suncoast's six branch offices in South Florida, five continue to operate and one has been consolidated with an existing Bank branch office. Additionally, as part of the Suncoast acquisition, BankUnited acquired approximately $95.8 million in commercial real estate loans and $14.1 million in real estate construction loans. Through internal growth and as a result of the acquisition, BankUnited's total assets increased from $824 million at September 30, 1996 to $2.1 billion at September 30, 1997.


        On March 29, 1996, BankUnited acquired the Bank of Florida with total assets of $28.1 million which was merged into BankUnited's South Miami branch.

        On September 19, 1997, in connection with the Merger BankUnited signed a definitive agreement (the "Merger Agreement") to acquire Consumers, the parent company of Consumers Savings Bank, a Florida chartered savings and loan association with assets of $107.9 million at September 30, 1997.

        BankUnited also opened branches in Delray Beach, Florida in June 1996, West Palm Beach, Florida in September 1996, Boca Hamptons, Florida in August 1997, Coconut Creek, Florida in October 1997, and Aventura, Florida in November 1997. BankUnited currently has one additional branch under construction in the West Miami area of South Florida, which is scheduled to open in early 1998.


        PREFERRED STOCK RESTRUCTURING; CONVERSION TO COMMON STOCK. In August 1997, BankUnited purchased 448,583 shares of its 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock") at $10.25 per share. The purchase was made pursuant to a tender offer which expired on August 15, 1997. After the purchase, 701,417 shares of 9% Preferred Stock were still outstanding. Pursuant to its terms, that stock may be redeemed by BankUnited after September 30, 1998.


        On October 10, 1997, BankUnited redeemed the outstanding shares of its 8% Noncumulative Convertible Preferred Stock, Series 1996 (the "Series 1996 Preferred Stock") at $15.00 per share. Holders of the shares of Series 1996 Preferred Stock had the right to convert them to shares of Class A Common Stock, at a conversion rate of approximately 1.67 shares of Class A Common Stock for each share of Series 1996 Preferred Stock. Holders of 927,204 shares of Series 1996 Preferred Stock exercised their conversion right, which resulted in the issuance of 1,548,410 additional shares of BankUnited Class A Common Stock, and 5,696 shares of Series 1996 Preferred Stock were redeemed.


        RESULTS. BankUnited had net income before preferred stock dividends of $5.4 million and $2.7 million for the nine months ended June 30, 1997 and June 30, 1996, respectively. The annualized return on average assets was .54% and
 .54% for the nine months ended June 30, 1997 and 1996, respectively. Net income before preferred stock dividends was $2.6 million in fiscal 1996 compared to $6.2 million in fiscal 1995. The decrease in net income was primarily attributable to the pretax gain recorded in the fourth quarter of fiscal 1995 of $9.3 million ($5.8 million after tax) from the sale of BankUnited's three branches on the west coast of Florida and the expense of a one-time special assessment by the SAIF of $2.6 million ($1.6 million after tax) in the fourth quarter of fiscal 1996.

        BankUnited seeks to maintain asset quality and control credit risk. While the loan portfolio has grown substantially in recent years, BankUnited's ratio of non-performing assets to total assets has decreased from 1.10% at September 30, 1995 to .95% at September 30, 1996 and .66% at June 30, 1997. The ratio of the loan loss allowance to total loans was .21% at June 30, 1997.

        The implementation of BankUnited's business strategy has produced for the Bank tangible capital, core capital and risk-based capital ratios of 8.1%, 8.1% and 14.0%, respectively, at June 30, 1997. The Bank currently exceeds all applicable minimum regulatory capital requirements. BankUnited's total shareholders' equity was $101 million at June 30, 1997 and its equity to assets ratio at that date was 5.6%.

                              RECENT DEVELOPMENTS

        DISCUSSION OF FINANCIAL CONDITION CHANGES FROM SEPTEMBER 30, 1996 TO SEPTEMBER 30, 1997.

        ASSETS. Total assets increased by $1.32 billion, or 160.0%, from $824 million at September 30, 1996, to $2.15 billion at September 30, 1997, due primarily to the purchase of residential loans and acquisition of Suncoast on November 15, 1996. On the date of the acquisition, Suncoast had total assets of $409.4 million.

        Cash and due from banks increased $5.1 million from $5.5 million as of September 30, 1996 to $10.6 million at September 30, 1997. This increase was primarily in response to the additional cash requirements resulting from the acquisition of Suncoast's mortgage loan servicing operations.

        BankUnited's short-term investments, consisting of FHLB overnight deposits and federal funds sold, increased by $50.8 million, to $79.4 million at September 30, 1997, from $28.6 million at September 30, 1996. This increase was due primarily to additional liquidity requirements related to the growth in total assets.

        Mortgage-backed securities available for sale increased $53.4 million from $55.5 million at September 30, 1996 to $108.9 million at September 30, 1997, due primarily to $18.7 million of mortgage-backed securities acquired with Suncoast and the purchase of $56.4 million mortgage backed securities. All mortgage-backed securities acquired with Suncoast, as well as all mortgage-backed securities purchased during the year ended September 30, 1997, have been classified as available for sale.

        BankUnited's net loan portfolio increased by $1.1 billion, or 173.2%, to $1.7 billion at September 30, 1997, from $646.4 million at September 30, 1996, primarily due to the acquisition of $341.4 million of loans with Suncoast and the purchase of $913.7 million of residential loans.

        Loans available for sale as of September 30, 1997 were $104.3 million as compared with no such loans available for sale as of September 30, 1996. Beginning in BankUnited's fiscal 1997 fourth quarter, management began a program to sell certain internally generated residential loans and estimates that 50% to 75% of internally generated loans production will be sold each quarter.

        The increase in mortgage servicing rights, goodwill, prepaid expenses and other assets totaling $33.2 million relates to the acquisition of Suncoast. In the second quarter, BankUnited sold $292 million of Ginnie Mae ("GNMA") mortgage servicing rights for $4.7 million. No gain or loss was recorded on the sale.

        Total non-performing assets as of September 30, 1997 were $14.3 million which represents an increase of $6.5 million from $7.8 million as of September 30, 1996; while non-performing assets as a percentage of total assets declined 28 basis points from .95% as of September 30, 1996 to .67% as of September 30, 1997. Approximately $2.4 million of non-performing assets were acquired with Suncoast with the remainder of the increase related to the increase in loans.

        The allowance for loan losses increased $1.5 million from $2.2 million as of September 30, 1996 to $3.7 million as of September 30, 1997. The increase was attributable to the allowance acquired from Suncoast of $775,000 and the remainder is related to the increase in loans and the increase in non-performing loans.

         The following table sets forth information concerning BankUnited's non-performing assets for the dates indicated:


                                                                       SEPTEMBER
                                                            -----------------------------
                                                             1997                  1996
                                                            --------              -------
                                                                (DOLLARS IN THOUSANDS)
Non-accrual loans (1)                                     $   10,866         $    4,939
Restructured loans                                             1,888              1,457
                                                          ----------         ----------
     Total non-performing loans                               12,754              6,396
Non-accrual tax certificates                                     958                800
REO                                                              611                632
                                                          ----------         ----------
     Total non-performing assets                          $   14,323         $    7,828
                                                          ==========         ==========

Allowance for tax certificates                            $      697         $      614
Allowance for loan losses                                      3,693              2,158
                                                          ----------         ----------
     Total allowance                                      $    4,390         $    2,772
                                                          ==========         ==========

Non-performing assets as a percentage of total assets            .67%               .95%
Non-performing loans as a percentage of total loans              .72%               .99%
Allowance for loan losses as a percentage of total loans         .21%               .34%
Allowance for loan losses as a percentage of
 non-performing loans                                          28.96%             33.74%

----------------

(1) In addition, management had concerns as to the borrower's ability to comply with present repayment terms on $1,878,192 and $109,000 of accruing loans as of September 30, 1997 and 1996, respectively.

         LIABILITIES. Deposits increased by $689.8 million, or 136.3%, to $1.2 billion at September 30, 1997 from $506.1 million at September 30, 1996. Of this growth, $323.7 million was acquired with Suncoast; $96.6 million of the increase represents growth in former Suncoast branches since acquisition; $128.1 million represents growth in the four branches opened in the two years; and $22.0 million represents deposits from the State of Florida. Management believes this strong deposit growth was primarily attributable to BankUnited offering competitive interest rates and personalized service. BankUnited intends to open six or more branches in the next 12 months.

         FHLB ADVANCES. FHLB advances were $671.5 million at September 30, 1997, up $434.5 million from $237.0 million at September 30, 1996. This increase was the result of FHLB advances being used to fund the purchase of residential loans as well as $26.5 million of advances assumed by the Bank in connection with the acquisition of Suncoast.

         TRUST PREFERRED SECURITIES. In December 1996, BankUnited's subsidiary, BankUnited Capital, issued $50 million of Trust Preferred Securities; in March 1997, BankUnited Capital issued an additional $20 million of Trust Preferred Securities; and in September 1997, BankUnited's subsidiary, BankUnited Capital II, issued $46 million of Trust Preferred Securities. The net proceeds from the sales of the Trust Preferred Securities were $112 million. These funds may be used for general corporate purposes, including, but not limited to, acquisitions by either BankUnited or the Bank, capital contributions to support the Bank's growth and for working capital, and the possible repurchase of shares of BankUnited's preferred stock subject to acceptable market conditions. In the year ended September 30, 1997, BankUnited contributed $85 million of additional capital to the Bank.

         CAPITAL. BankUnited's total shareholders' equity was $99.6 million at September 30, 1997, an increase of $30.5 million, or 44.1%, from $69.1 million at September 30, 1996. The increase was due primarily to the issuance of 2,199,930 shares of Class A Common Stock and 920,000 shares of 8% Noncumulative Convertible Preferred Stock, Series 1996, issued in connection with the Suncoast acquisition. The estimated value of the stock issued to acquire Suncoast was $27.8 million.

         In February 1997, the holder of BankUnited's Series C and Series C-II classes of preferred stock exercised the right to convert both classes to Class A Common Stock at exchange ratios of 1.45475 shares of Class A Common Stock for each share of Series C preferred stock and 1.3225 shares of Class A Common Stock for each share of Series C-II preferred stock. BankUnited had previously exercised its right to call both classes of preferred stock. In July 1997, BankUnited began a tender offer to purchase any and all of its outstanding shares of 9% Preferred Stock at $10.25 per share. The offer expired on August 15, 1997, and BankUnited purchased 448,583 shares pursuant thereto. The number of shares remaining outstanding after the tender offer is 701,417 shares.

         In September, 1997, the Company exercised its right to call all the outstanding shares of its 8% Non Cumulative Convertible Preferred Stock since 1996 effective October 10, 1997. As a result 922,204 shares (387,709 shares as of September 30, 1997) converted to 1,548,410 Class A Common Stock at a ratio of 1-2/3 shares of common stock for each share of preferred. The remaining 5,696 shares of preferred shares were redeemed at $15 per share.

         In October 1997, the Company issued 3,680,000 shares of Class A Common Stock pursuant to a public stock offering. Net proceeds from the offering were approximately $43.9 million.

         COMPARISON OF OPERATING RESULTS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1996

         NET INCOME AFTER PREFERRED STOCK DIVIDENDS. BankUnited had net income after preferred stock dividends of $4.7 million for the year ended September 30, 1997, compared to net income after preferred stock dividends of $441,000 for the year ended September 30, 1996. All major categories of income and expense increased significantly in the year ended September 30, 1997 as compared to the year ended September 30, 1996 and reflect the significant growth BankUnited has experienced in the last year. A significant factor in such growth was the acquisition of Suncoast, which was completed on November 15, 1996. BankUnited's Consolidated Statement of Operations for the year ended September 30, 1997 reflects Suncoast's operations from the date of acquisition. Below is a more detailed discussion of each major category of income and expenses.

         NET INTEREST INCOME. Net interest income increased $13.9 million, or 78.8%, to $31.5 million for the year ended September 30, 1997 from $17.6 million for the year ended September 30, 1996. This increase was attributable to an increase in average interest-earning assets of $726.0 million, or 104.3%, to $1.4 billion for the year ended September 30, 1997 from $696.4 million for the year ended September 30, 1996. Approximately $350 million of the increase in average interest-earning assets for the year ended September 30, 1997 was a result of the acquisition of Suncoast. The remaining increase in average interest-earning assets is due primarily to loan purchases. The average yield on interest-earning assets increased 16 basis points to 7.65% for the year ended September 30, 1997 from 7.49% for the year ended September 30, 1996. The increase in average yield was attributable to an increase in the yield on loans receivable relating primarily to commercial real estate and construction loans acquired with Suncoast. Suncoast had a greater percentage of higher yielding commercial real estate and construction loans than the Bank.

         The increase in interest income of $56.6 million, or 108.7%, to $108.7 million for the year ended September 30, 1997 from $52.1 million for the year ended September 30, 1996, primarily reflects increases in interest and fees on loans of $53.3 million. The average yield on loans receivable increased to 7.78% for the year ended September 30, 1997 from 7.65% for the year ended September 30, 1996 and the average balance of loans receivable increased $676.9 million, or 125.3%, to $1.2 billion for the year ended September 30, 1997. Approximately $300 million of the increase in loans was due to the acquisition of Suncoast and, as stated above, the increase in the yield on loans was also attributed to Suncoast.

         The increase in interest expense of $41.3 million, or 119.4%, to $76.0 million for the year ended September 30, 1997 from $34.6 million for the year ended September 30, 1996 primarily reflects an increase in interest expense on interest-bearing deposits of $29.3 million, or 141.1%, from $20.8 million for the year ended September 30, 1996, to $50.1 million for the year ended September 30, 1997, an increase in interest expense on FHLB advances of $5.0 million from $13.8 million for the year ended September 30, 1996 to $18.8 million for the year ended September 30, 1997, and interest expense of $6.5 million on Trust Preferred Securities which were issued in fiscal 1997. This increase was due to an increase in average interest-bearing deposits of $557.8 million, or 137.2%, from $406.6 million for the year ended September 30, 1996 to $964.4 million for the year ended September 30, 1997. Approximately $250 million of this increase represents deposits acquired with Suncoast. The average rate paid on interest-bearing deposits increased 9 basis points from 5.11% for the year ended September 30, 1996 to 5.20% for the year ended September 30, 1997.

         PROVISION FOR LOAN LOSSES. The provision for loan losses for the year ended September 30, 1997 was $1.3 million as compared with a credit for loan losses of $120,000 for the year ended September 30, 1996. The credit in 1996 was due to a recovery of approximately $1 million as a result of a legal settlement relating to certain loans previously purchased. The provision for loan losses represents management's estimate of the charge to operations after reviewing the nature, volume, delinquency status, and inherent risk in the loan portfolio in relation to the allowance for loan losses. For a detailed discussion of BankUnited's asset quality and allowance for loan losses, see "--Description of Financial Condition Changes for the Years Ended September 30, 1997, 1996 and 1995--Credit Quality."

         NON-INTEREST INCOME. Non-interest income for the year ended
September 30, 1997 was $4.1 million compared with $650,000 for the year ended September 30, 1996, an increase of $3.4 million. Of this increase, $1.6 million represents loan servicing fees (net of amortization of capitalized servicing rights) from operations acquired with

Suncoast, and $819,000 represent gains on the sale of loans and mortgage backed securities. The remaining increase was primarily attributable to service fees on deposits reflecting the increase in the amount of deposits outstanding.

         NON-INTEREST EXPENSES. Operating expenses increased $8.9 million, or 63.5%, to $22.9 million for the year ended September 30, 1997 compared to $14.0 million for the year ended September 30, 1996. The increase in expenses was attributable to the growth BankUnited has experienced including the expenses of Suncoast's operations. The year ended September 30, 1996 included a one time SAIF assessment to replenish the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation (FDIC) of $2.6 million.

         INCOME TAXES. The income tax provision was $5.0 million for the year ended September 30, 1997 compared to $1.7 million for the year ended September 30, 1996. The increase in income taxes was the result of BankUnited's higher pre-tax earnings during the year ended September 30, 1997, compared to the year ended September 30, 1996.

         PREFERRED STOCK DIVIDENDS. Preferred stock dividends for the year ended September 30, 1997 were $2.9 million, an increase of $745,000, as compared to $2.1 million for the year ended September 30, 1996. This increase is the result of dividends paid on the 8% Noncumulative Convertible Preferred Stock, Series 1996, issued in connection with the acquisition of Suncoast and retired in October, 1997, partially offset by the conversion of the Noncumulative Convertible Preferred Stock, Series C and C-II in February 1997.

 BANKUNITED FINANCIAL CORPORATION
 YEAR ENDING SEPTEMBER 30, 1997
                                                                                YEAR ENDED SEPTEMBER 30,
                                                                                ------------------------
                                                                                1997              1996(A)
                                                                                ----              -------
                                                                   (Dollars in thousands, except per share data)
Total interest income ...................................................    $ 108,774            $  52,132
Total interest expense ..................................................       75,960               34,622
                                                                             ---------            ---------
  Net interest income before provision (credit) for loan losses .........       32,814               17,510

Provision (credit) for loan losses ......................................        1,295                 (120)
                                                                             ---------            ---------
  Net interest income after provision (credit) for loan losses...........       31,519               17,630

Net gain (loss) on sale of assets .......................................          821                   (1)
Total other income ......................................................        3,239                  650
Total other expense .....................................................       22,947               14,036
                                                                             ---------            ---------
  Income before income taxes and preferred stock dividends...............       12,632                4,243

Provision for income taxes ..............................................        5,033                1,657
                                                                             ---------            ---------

Net income before preferred stock dividends..............................        7,599                2,586
Preferred stock dividends ...............................................        2,890                2,145
                                                                             ---------            ---------
Net income after preferred stock dividends...............................    $   4,709            $     441
                                                                             =========            =========

Primary earnings per common share .......................................    $    0.54            $    0.10
                                                                             =========            =========

Weighted average common shares and equivalents...........................    8,679,845            4,558,521
                                                                             =========            =========

Fully-diluted earnings per common share: ................................    $    0.54            $    0.10
                                                                             =========            =========

Weighted average fully-diluted common shares.............................    9,030,843            4,558,521
                                                                             =========            =========

Return on average equity ................................................         8.06%                4.30%
Return on average assets ................................................         0.51%                0.36%
Net interest yield on earning assets ....................................         2.31%                2.52%
Net interest spread .....................................................         2.07%                2.10%

                                                                                    AS OF SEPTEMBER 30,
                                                                                 -------------------------
                                                                                 1997                 1996
                                                                                 ----                 ----
Total assets ............................................................  $ 2,145,406           $  824,367
Loans receivable, net ...................................................    1,661,381              646,385
Mortgage-backed securities ..............................................      120,271               70,165
Deposits ................................................................    1,195,892              506,106
Borrowings ..............................................................      817,484              237,775
Stockholders' equity ....................................................       99,645               69,111
Book value per common share. ............................................         7.94                 7.85
Fully converted tangible book value per common share.....................         6.88                 7.42
Pro forma book value per common share(B) ................................         9.04                  N/A
Pro forma fully converted tangible book value per common share(B)........         7.99                  N/A

---------------------

(A) 1996 includes the one time SAIF special assessment of $2,641,000 ($1,621,000 after tax)
(B) Pro forma book value per common share and fully converted tangible book value per common share represent book value as of September 30, 1997 adjusted to reflect the issuance of 3,680,000 shares of Class A stock and the conversion of the 8% Convertible Preferred Stock, Series 1996, both of which occurred in October 1997.

                                   THE MERGER

THE PARTIES


        BANKUNITED. BankUnited is a Florida corporation organized for the purpose of becoming the savings and loan holding company for the Bank. The holding company reorganization, together with the Bank's conversion from a Florida-chartered stock savings bank (which was founded in 1984) to a federally chartered stock savings bank, became effective on March 5, 1993. At September 30, 1997, BankUnited had $1.2 billion in deposits, $99.6 million in shareholders' equity, and over $2.1 billion in assets. Based on the latest available information BankUnited is the third largest publicly held financial institution headquartered in Florida, based on asset size. After completion of the recently announced sales of two of the largest financial institutions in South Florida, BankUnited will become the second largest depository institution headquartered in that area.


        BankUnited's executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, and its telephone number of (305) 569-2000.


        CONSUMERS. Consumers is a Florida-chartered company headquartered in Miami, Florida. Consumers was incorporated in November 1993 solely for the purpose of becoming a savings and loan holding company for Consumers Savings Bank ("CSB"). CSB completed its reorganization into the holding company form of ownership in April 1994. Consumers' principle business is to hold all of the issued and outstanding shares of Class A Common Stock of CSB. At September 30, 1997, Consumers had consolidated total assets of $107.9 million, deposit liabilities of $87.7 million and shareholders' equity of $6.97 million.


        Consumers' executive offices are located at 9400 Dadeland Boulevard, Suite 620, Miami, Florida 33156 and its telephone number of (305) 670-1050.

DATE, TIME, PLACE AND PURPOSE OF SPECIAL MEETING


        A special meeting of the shareholders of Consumers (the "Consumers Special Meeting") will be held at Consumers' main office at 9400 Dadeland Boulevard, Suite 620, Miami, Florida on January 15, 1998 at 2:00 p.m., local time, for the purpose of considering and voting upon a proposal to approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.


SHARES ENTITLED TO VOTE; QUORUM


        Only shareholders of Consumers at the close of business on December 5, 1997 shall be entitled to notice of and to vote at the Consumers Special Meeting. The presence, in person or by proxy, of shares representing at least a majority of the shares entitled to be case by the holders of the Consumers Common Stock outstanding is necessary to constitute a quorum at the Consumers Special Meeting. As of December 5, 1997 there were 485,509 shares of Consumers Common Stock outstanding, each of which is entitled to one vote.


VOTE REQUIRED TO APPROVE

        Under Florida law it is not necessary for shareholders of BankUnited to approve the Merger Agreement in order to consummate the Merger, and therefore they will not be asked to do so. Proxies will not be solicited from shareholders of BankUnited.

        The affirmative vote of a majority of the votes of the Consumers Common Stock, at least 242,755, is necessary to approve the Merger. An abstention by a holder of shares of Consumers Common Stock will have the same effect as a vote against the Merger Agreement. Approval of the Merger Agreement by the requisite vote of the holders of the Consumers Common Stock is a condition to, and required for, consummation of the Merger.

TERMS OF THE MERGER


        The Merger Agreement was executed on September 19, 1997 and provides that the affiliation of Consumers and BankUnited is to be effected by the merger of Consumers into BankUnited. Upon consummation of the Merger, BankUnited will continue its existing business, Consumers will be merged with and into BankUnited and Consumers will cease to exist. Promptly thereafter, CSB, a wholly-owned subsidiary of Consumers, will be merged with and into the Bank, a wholly-owned subsidiary of BankUnited, with the Bank being the survivor of that merger (the "Subsidiaries Merger"). The Merger Agreement is hereby incorporated herein by reference.

        Upon consummation of the Merger, each issued and outstanding share of Consumers common stock ("Consumers Common Stock") will be converted into the right to receive, at the holders option, either $21.33 in cash, 2.081 shares of BankUnited Series I Class A common stock ("BankUnited Common Stock") or a combination thereof, although no more than 55% of the total merger consideration may be paid in cash. The agreed value of 2.081 shares is subject to change based upon the fair market value of the BankUnited Common Stock prior to the effective time of the Merger and may be reduced should that fair market value exceed $12.00 per share, which as been the case for each of the last 30 trading days. For example, if the fair market value of BankUnited Common Stock was $12.875 per share (the reported last sales price on December 4, 1997) at the time of consummation of the Merger, each share of Consumers Common Stock would be converted into the right to receive 1.94 shares of BankUnited Common Stock, rather than 2.081 shares. Should that fair market value be less than $9.80 per share, each share of Consumers Common Stock will be converted into the right to receive $20.95 in cash. The merger consideration may be reduced should the net worth of consumers fall below $6,500,000. See "The Merger--Conversion of Consumers Capital Stock.


        Each stock option granted pursuant to Consumers option plans which is outstanding and unexercised immediately prior to the Merger, whether or not then exercisable, shall be cancelled, and each holder of any such option shall be paid for each such option an amount in cash determined by multiplying (i) the excess of $21.33 over the applicable exercise price of such option by (ii) the number of shares covered by such option. The amount of this payment is subject to adjustment should the net worth of Consumers fall below $6,500,000. See "The Merger--Treatment of Consumers Stock Options."

        The Merger Agreement contains representations and warranties of BankUnited and Consumers as to, among other things, (i) the corporate organization and existence of each party and its subsidiaries; (ii) the capitalization of each party and its subsidiaries; (iii) the corporate power and authority of each party and the compliance of the Merger Agreement with (a) the articles of incorporation or charter and bylaws of each party, (b) applicable law, and (c) certain material agreements; (iv) governmental and third-party approvals; (v) the timely filing of required regulatory reports; (vi) each party's financial statements and filings with the Commission or the OTS, as applicable; (vii) except as disclosed, the absence of the need for either party to pay brokers' fees; (viii) the absence of certain changes in each party's business since March 31, 1997; (ix) except as disclosed, the absence of material legal proceedings; (x) the filing and accuracy of each party's tax returns; (xi) each party's employee benefit plans and related matters; (xii) material accuracy and completeness of the filings made by each party with the Commission or the OTS, as applicable; (xiii) each party's compliance with applicable law; (xiv) the absence of material defaults under certain contracts; (xv) agreements between each party and regulatory agencies; (xvi) activities of the subsidiaries of each party; and (xvii) the absence of undisclosed liabilities; and (xviii) specified matters as to Consumers' business and property.

        Pursuant to the Merger Agreement, prior to the Merger Consumers has agreed to (i) conduct its business in the usual, regular and ordinary course consistent with past practice, (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees, and
(iii) take no action which would adversely affect or delay the ability of Consumers to obtain any regulatory approvals or to perform its covenants and agreements under the Merger Agreement.

        BankUnited and Consumers have also agreed to use their best reasonable efforts to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, and to obtain and to cooperate in obtaining permits, consents, approvals and authorizations of all third parties and governmental entities necessary or advisable to consummate the transactions contemplated by the Merger Agreement and to comply with the terms and conditions of all such permits, consents, approvals and authorizations. BankUnited and Consumers have each agreed upon request to furnish to the other party all information concerning themselves and their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Merger. BankUnited and Consumers have also agreed, subject to the terms and conditions of the Merger Agreement, to use their best efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its subsidiaries to consummate the Merger.

        BankUnited has agreed that all Consumers employees who are employed by BankUnited upon consummation of the Merger will be eligible to participate in the employee benefit plans and other fringe benefits of BankUnited on the same terms and conditions as those provided from time to time by BankUnited to its similarly situated officers and employees, giving effect, for eligibility and vesting of benefits, to years of service with Consumers as if such service were with BankUnited. BankUnited and Consumers also reached certain agreements with respect to directors' and officers' indemnification and insurance.

        The Merger Agreement provides that BankUnited may at any time change the structure of its acquisition of Consumers if and to the extent that it deems such a change desirable. In no case, however, may any such change alter the amount or kind of consideration to be received by Consumers shareholders under the Merger Agreement, adversely affect the tax treatment to Consumers shareholders as the result of the receipt of such consideration or delay or jeopardize the receipt of any regulatory approval.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

        The Merger Agreement provides, as a condition to the parties' obligations to consummate the Merger, that the parties shall have received an opinion from counsel agreed upon by Consumers and BankUnited that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), and that the conversion of Consumers Common Stock solely into BankUnited Common Stock will be a tax-free exchange. See "The Merger--Certain Federal Income Tax Consequences."

        The Merger Agreement also provides that consummation of the Merger is subject to certain other conditions, including the approval of the Merger Agreement by the shareholders of Consumers, the effectiveness of the Registration Statement on Form S-4; approval of the Merger by certain Federal regulatory authorities; holders of no more than ten percent of the Consumers Common Stock having exercised dissenters' rights under Florida law; the absence of any event, occurrence, or circumstance that would constitute a Material Adverse Effect (as defined in the Merger Agreement) as to BankUnited or Consumers; Consumers maintaining a Net Worth of not less than $6,500,000; the shares of the BankUnited Common Stock issuable pursuant to the Merger having been authorized for trading on the Nasdaq upon official notice of issuance; the absence of any injunction or legal restraint prohibiting consummation of the Merger and certain other customary closing conditions.

CONSUMERS SPECIAL MEETING OF SHAREHOLDERS

        At a special meeting Consumers shareholders will vote on approval of the Merger Agreement. Under Florida law the affirmative vote of a majority of the votes present or represented at the special meeting and voting is necessary to approve the Merger Agreement.


        Holders of record of Consumers Common Stock on December 5, 1997 are entitled to one vote for each share then held. As of December 5, 1997 Consumers had 485,509 shares of Consumers Common Stock issued and outstanding. The presence in person or by proxy of a majority of the outstanding shares of Consumers Common Stock entitled to vote is necessary to constitute a quorum at the Meeting. All of the directors of Consumers have agreed to vote their shares in favor of the Merger Agreement.

OPINION OF FINANCIAL ADVISOR


        On September 19, 1997, RP Financial, LC ("RP Financial"), Consumers' financial advisor, rendered an oral opinion to the Consumers' Board, which was confirmed by its written opinion dated as of the date of the proxy statement sent to Consumers shareholders (the "Proxy Statement") to the effect that, as of the date of the opinion, the merger consideration to be received by holders of Consumers Common Stock was fair to Consumers shareholders from a financial point of view. Attached to this Prospectus as Appendix C is a copy of RP Financial's opinion dated December 4, 1997, setting forth the procedures followed, assumptions made, matters considered and the qualifications and limitations of the review undertaken by RP Financial in connection with rendering its opinion. Holders of Consumers Common Stock are urged to read RP Financial's opinion in its entirety. See "The Merger--Opinion of Financial Advisor."


CONSUMERS SECURITY OWNERSHIP


        The following table sets forth information as of December 5, 1997 with respect to the beneficial ownership in Consumers Common Stock by persons known by Consumers to own more than 5% of Common Stock, each director individually and all officers and directors as a group. Other than as set forth below, to the best knowledge of Consumers, no person beneficially owns more than 5% of the outstanding Consumers Common Stock. Ownership is direct unless otherwise specified.


  NAME AND ADDRESS                   AMOUNT AND NATURE OF       PERCENT OF SHARES OF CONSUMERS
OF BENEFICIAL OWNER (1)            BENEFICIAL OWNERSHIP (2)        COMMON STOCK OUTSTANDING
-----------------------            ------------------------     ------------------------------
Bernard Janis (3)                           95,197                            19.61%

Victor Falk                                  7,597                             1.56

Marc J. Fine                                 1,200                                *

Robert E. Gallaher                             737(4)                             *

Warren Jones                                   100                                *

Gary Simon                                   1,200                                *

Jack Langer                                  3,617                                *

All Officers and Directors                 110,248                             22.7
as a Group (13 persons)

-----------------------------

*       Less than 1%.

(1) The address of each of the named persons is: 9400 South Dadeland Boulevard, Suite 620, Miami, Florida 33156

(2)     Fractional shares have been rounded to nearest share.

(3) Does not include shares beneficially owned by Mr. Janis' daughter over which shares Mr. Janis disclaims beneficial ownership.

(4) Includes 637 shares owned by the Hedg-Peth & Gallaher Profit Sharing Trust of which Mr. Gallaher is a trustee and over which he has shared voting and investment power.

BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER

        The Board of Directors of BankUnited consists of 15 persons and will not change as a result of the consummation of the Merger. The executive officers of BankUnited after the Merger will be comprised of members of BankUnited's current senior management. It has not yet been determined which members of Consumers' management will become officers of BankUnited following the Merger.

NASDAQ LISTING


        The Merger Agreement provides for BankUnited to use its best efforts, prior to the consummation of the Merger, to list on the Nasdaq system, upon official notice of issuance, the shares of BankUnited Common Stock to be issued to holders of Consumers Common Stock in the Merger. It is a condition to the consummation of the Merger that such shares of BankUnited Common Stock be authorized for listing on the Nasdaq effective upon official notice of issuance.


TERMINATION


        The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the consummation under certain circumstances, including (i) by mutual consent of BankUnited and Consumers; (ii) by BankUnited or Consumers if the OTS has denied approval of the Merger under specified circumstances or if the Merger has not occurred by March 15, 1998; (iii) by BankUnited or Consumers if the shareholders of Consumers fail to approve the Merger Agreement at the Consumers Special Meeting, or (iv) by Consumers if, prior to the consummation of the Merger, it receives another acquisition proposal that the Consumers Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the reasonable advice of legal counsel and as to financial matters on the reasonable advice of an investment banking firm familiar with savings institutions, is more favorable to the Consumers shareholders than the Merger and that the failure to terminate the Merger Agreement and accept such alternative acquisition proposal would be inconsistent with the proper exercise of such fiduciary duties. If the Merger Agreement is terminated under certain circumstances, it provides for payment by BankUnited or Consumers of termination fees.


EFFECTIVE TIME


        The time of the consummation of the Merger (the "Effective Time") shall be determined by BankUnited and Consumers, but will occur no later than ten business days following the last to occur of (i) the date that is 30 days after the date of the order of the OTS approving the Merger, (ii) the effective date of the last order, approval, or exemption of any other federal or state regulatory agency approving or exempting the Merger if such action is required,
(iii) the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger, and (iv) the date on which the shareholders of Consumers approve the Merger Agreement. BankUnited and Consumers each anticipate that the Merger will be consummated in early 1998. If the Merger is not effected on or before March 15, 1998, the Merger Agreement may be terminated by either BankUnited or Consumers.


ACCOUNTING TREATMENT

        The acquisition of Consumers pursuant to the Merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of Consumers will be recorded on the consolidated books of BankUnited at their fair values upon consummation of the Merger. Any excess of the value of the consideration paid by BankUnited over the fair value of Consumers' identifiable net assets acquired will be treated as goodwill and will be amortized over a period of 25 years.

CERTAIN DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS


        The rights of shareholders and other corporate matters related to the BankUnited Common Stock are controlled by BankUnited's Articles of Incorporation and Bylaws and by the Florida Business Corporation Act (the "FBCA"). The rights of shareholders and other corporate matters relating to the Consumers Common Stock are controlled by the Consumers Articles of Incorporation and Bylaws and by the FBCA. Upon consummation of the Merger, shareholders of Consumers will receive cash, shares of BankUnited Class A Common Stock or a combination thereof. Shareholders of Consumers who become shareholders of BankUnited will have rights governed by BankUnited's Articles of Incorporation and Bylaws and by the FBCA. See "Comparison of Shareholders' Rights."


APPRAISAL RIGHTS

        Pursuant to Section 607.1320 of the FBCA, Consumers shareholders will be entitled to dissenters' rights of appraisal with respect to the Merger. The provisions of Section 607.1320 of the FBCA are technical in nature and complex. Shareholders desiring to exercise their appraisal rights should be aware that the failure to comply strictly with the provisions of Section 607.1320 of the FBCA may result in the waiver or forfeiture of their appraisal rights. A shareholder who votes in favor of the Merger Agreement or the return of a signed proxy card which does not specify a vote against approval and adoption of the Merger Agreement will constitute a waiver of such shareholder's rights of appraisal and will nullify any previously filed written demand for appraisal. See "The Merger--Rights of Dissenting Shareholders" and Appendix B to this Prospectus.

REGULATORY APPROVAL


        The Merger is subject to approval by the OTS. BankUnited has filed prior to the date hereof certain applications with the OTS with respect to the Merger. The Merger will not proceed until the requisite regulatory approvals have been obtained and such approvals are in full force and effect. There can be no assurance that the Merger will be approved by the OTS. If such approval is received, there can be no assurance as to the date of such approval or the absence of any litigation challenging such approval. See "The Merger--Regulatory Approval Required for the Merger."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The Merger is intended to qualify as a tax-free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Kronish, Lieb, Weiner & Hellman LLP, special tax counsel to BankUnited, has delivered an opinion to BankUnited and Consumers to the effect that no gain or loss will be recognized by Consumers or BankUnited as a result of the Merger. For a more complete description of the federal income tax consequences, see "The Merger--Certain Federal Income Tax Consequences."

COMPARATIVE STOCK PRICES AND DIVIDENDS


        The shares of the BankUnited Class A Common Stock are listed for trading on the Nasdaq system under the symbol "BKUNA." As of October 31, 1997, there were approximately 425 record holders of Class A Common Stock and 13,861,960 shares issued and outstanding. BankUnited's Class B Common Stock is not currently traded on any established public market. As of October 31, 1997 there were approximately 19 holders of record of Class B

Common Stock and 278,685 shares of Class B Common Stock issued and outstanding. The table below sets forth, for the periods indicated, the cash dividends declared by BankUnited and the range of high and low bid prices for the BankUnited Class A Common Stock quoted on the Nasdaq. Stock price data on Nasdaq reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                   CLASS A COMMON STOCK (1)          CLASS B COMMON STOCK (1)
                            --------------------------------------   --------------------
                                   PRICE
  FISCAL YEAR ENDED         --------------------    CASH DIVIDENDS       CASH DIVIDENDS
  SEPTEMBER 30, 1994:          HIGH        LOW      PAID PER SHARE       PAID PER SHARE
  -------------------       --------------------------------------    -------------------
  1st Quarter                $ 8.250     $ 7.500         $.025              $ .010
  2nd Quarter                $ 7.500     $ 6.750         $.025              $ .010
  3rd Quarter                $ 7.500     $ 6.750         $.025              $ .010
  4th Quarter                $ 7.250     $ 6.000         $  --              $   --

  FISCAL YEAR ENDED
  SEPTEMBER 30, 1995:
  -------------------
  1st Quarter                $ 7.000     $ 4.500         $  --              $   --
  2nd Quarter                $ 6.250     $ 4.750         $  --              $   --
  3rd Quarter                $ 7.000     $ 5.000         $  --              $   --
  4th Quarter                $ 8.750     $ 7.130         $  --              $   --

  FISCAL YEAR ENDED
  SEPTEMBER 30, 1996:
  -------------------
  1st Quarter                $ 8.750     $ 6.000         $  --              $   --
  2nd Quarter                $ 8.500     $ 6.500         $  --              $   --
  3rd Quarter                $ 8.500     $ 7.250         $  --              $   --
  4th Quarter                $ 8.250     $ 7.250         $  --              $   --

  FISCAL YEAR ENDED
  SEPTEMBER 30, 1997:
  -------------------
  1st Quarter                $10.000     $ 7.875         $  --              $   --
  2nd Quarter                $11.250     $ 9.250         $  --              $   --
  3rd Quarter                $10.750     $ 8.500         $  --              $   --
  4th Quarter                $31.3125    $ 9.625         $  --              $   --

-----------------------------

(1) Adjusted to reflect a 15% stock dividend paid in April of 1993 on the Class A Common Stock and Class B Common Stock.


        The following table sets forth the closing sale price of the BankUnited Common Stock on September 18, 1997 (the last trading day prior to the public announcement of the proposed Merger) and December 4, 1997 (the latest practicable trading day before the printing of this Prospectus).


                                                          BANKUNITED CLASS A
                                                             COMMON STOCK
                                                          ------------------


        September 18, 1997                                       $12.75
        December 4, 1997                                         $12.875



        Since the number of shares of BankUnited Class A Common Stock which Consumers shareholders may receive in the Merger is dependent on the fair market value of BankUnited Class A Common Stock, Consumers shareholders are advised to obtain current market quotations for the BankUnited Common Stock. If the average fair market value of BankUnited Class A Common Stock, as determined by using the average closing price of one share of the security computed for the 15-day trading period on the NASDAQ system (as reported by THE WALL STREET JOURNAL or, if not reported thereby, any other authoritative source), ending three days prior to the effective time of the Merger (the "Fair Market Value" or "FMV"), is greater than $12.00 per share, the number of shares of BankUnited Common Stock into which each share of Consumers Common Stock would be converted will be determined under the following formula:


                                   2.081 X 12
                                   ----------
                                       FMV


For example, if the Fair Market Value of BankUnited Common Stock was $12.875 per share (the reported last sales price on December 4, 1997) at the time of consummation of the Merger, each share of Consumers Common Stock would be converted into the right to receive 1.94 shares of BankUnited Class A Common Stock, rather than 2.081 shares.


        Consumers Common Stock is not traded or quoted on an exchange or other stock market. Consumers Common Stock has historically been an illiquid investment. As of September 30, 1997, there were 485,509 shares of Consumers Common Stock issued and outstanding which are held by approximately 60 shareholders of record. Consumers has not declared any dividends on the Consumers Common Stock during fiscal 1996 and 1997. The last trade of Consumers Common Stock was in May 1997 at a price of $13.82 per share.

SELECTED HISTORICAL AND PRO FORMA PER SHARE DATA

         The unaudited information set forth in the following tables reflects certain comparative per common share data related to income per share, cash dividends declared per share, and book value per share (i) on an historical basis for BankUnited and Consumers; (ii) on a pro forma combined basis per share of the BankUnited Class A Common Stock assuming consummation of the Merger; and
(iii) on an equivalent pro forma combined basis per share of the Consumers Common Stock assuming consummation of the Merger.

         The information shown below should be read in conjunction with the consolidated historical financial statements of BankUnited and Consumers, including the respective notes thereto, which are included or incorporated by reference in this Prospectus. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations which would have been realized had the Merger been consummated during the period or as of the dates for which the pro forma data is presented.

         See "Information Incorporated by Reference," and the consolidated financial statements of Consumers and the notes thereto contained in Appendix A to this Prospectus.

                                                             AT OR FOR
                                                            YEAR ENDED
                                                          SEPTEMBER 30,
                                                          ------------
                                                               1997
                                                               ----

BANKUNITED CLASS A COMMON STOCK
Earnings per share-primary (a):
  Historical..............................................     $ .54
  Pro forma (b) ..........................................       .48
Earnings per share-fully diluted(a):
  Historical .............................................       .54
  Pro forma (b) ..........................................       .48
Cash dividends declared per share:
  Historical .............................................         -
  Pro forma ..............................................         -
Book value per share-end of period:
  Historical..............................................      7.94
  Pro forma (c) ..........................................      8.16

                                                             AT OR FOR
                                                            YEAR ENDED
                                                           SEPTEMBER 30,
                                                           ------------
                                                               1997
                                                               ----

CONSUMERS COMMON STOCK
Earnings (loss) per share-primary (a):
  Historical.............................................     $ .75
  Equivalent pro forma (d) ..............................      1.00
Earnings (loss) per share-fully diluted(a):
  Historical ............................................       .75
  Equivalent pro forma (d) ..............................      1.00
Cash dividends declared per share:
  Historical ............................................         -
  Equivalent pro forma (d) ..............................         -
Book value per share-end of period:
  Historical ............................................     14.35
  Equivalent pro forma (d) ..............................     16.98

(a) In calculating pro forma earnings per share no adjustments to the pro forma amounts have been made to reflect potential expense reductions or revenue enhancements which may result from the Merger.
(b) Gives effect to the Merger as if it had occurred at October 1, 1996.
(c) Gives effect to the Merger as if it had occurred at September 30, 1997.
(d) The equivalent pro forma computations assume that each share of Consumers Common Stock is equivalent to 2.08098 shares of the combined entity.

BANKUNITED SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The information for, and as of the end of, the nine months ended June 30, 1997 and 1996 is unaudited, but in the opinion of BankUnited's management reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results for the nine months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. The summary consolidated financial information should be read in conjunction with BankUnited's Consolidated Financial Statements and Notes thereto incorporated by reference into this Prospectus.

                                           AT OR FOR THE NINE
                                              MONTHS ENDED
                                                 JUNE 30,                   AT OR FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                        ------------------------  -----------------------------------------------------------------
                                           1997(1)       1996          1996          1995         1994         1993        1992
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income ......................  $    73,932  $    36,953   $    52,132   $    39,419  $    30,421  $    25,722  $    24,243
Interest expense .....................       50,013       24,934        34,622        26,305       16,295       12,210       14,022
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Net interest income before provision
  (credit) for loan losses ...........       23,919       12,019        17,510        13,114       14,126       13,512       10,221
Provision (credit) for loan losses ...          695         (225)         (120)        1,221        1,187        1,052           70
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Net interest income after provision
  (credit) for loan losses ...........       23,224       12,244        17,630        11,893       12,939       12,460       10,151
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Non-interest income:
Service fees .........................        2,298          432           597           423          358          221          142
Gain on sales of loans and mortgage-
  backed securities, net .............           11            8             5           239          150        1,496           94
(Loss) gain on sales of other
  assets, net(2) .....................            1           (6)           (6)        9,569         --           --              2
Other ................................          207           51            53             6           46            2           25
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
  Total non-interest income ..........        2,517          485           649        10,237          554        1,719          263
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Non-interest expense:
Employee compensation and benefits ...        6,745        3,161         4,275         3,997        3,372        2,721        1,986
Occupancy and equipment ..............        2,594        1,232         1,801         1,727        1,258          978          940
Insurance (3) ........................          701          748         3,610         1,027          844          835          697
Professional fees ....................        1,063          687           929         1,269          833          543          542
Other ................................        5,611        2,470         3,421         4,129        3,579        2,746        2,002
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
  Total non-interest expense .........       16,714        8,298        14,036        12,149        9,886        7,823        6,167
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Income before income taxes and
  Preferred Stock dividends ..........        9,027        4,431         4,243         9,981        3,607        6,356        4,247
Provision for income taxes (4) .......        3,594        1,693         1,657         3,741        1,328        2,318        1,538
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Net income before Preferred
  Stock dividends ....................        5,433        2,738         2,586         6,240        2,279        4,038        2,709
Preferred Stock dividends ............        2,167        1,609         2,145         2,210        2,069        1,513          875
                                        -----------  -----------   -----------   -----------  -----------  -----------  -----------
Net income after Preferred
  Stock dividends ....................  $     3,266  $     1,129   $       441   $     4,030  $       210  $     2,525  $     1,834
                                        ===========  ===========   ===========   ===========  ===========  ===========  ===========
FINANCIAL CONDITION DATA:
Total assets .........................  $ 1,807,192  $   801,531   $   824,360   $   608,415  $   551,075  $   435,378  $   345,931
Loans receivable, net, and mortgage-
  backed securities(5) ...............    1,587,124      702,529       716,550       506,132      470,154      313,899      250,606
Investments, overnight deposits, tax
  certificates, repurchase agreements,
  certificates of deposits and other
  interest earning assets ............      115,262       79,991        87,662        88,768       64,783      100,118       83,445
Total liabilities ....................    1,705,777      731,871       755,249       562,670      509,807      397,859      322,907
Deposits .............................    1,100,923      470,236       506,106       310,074      347,795      295,108      275,026
Borrowings ...........................      447,259      244,775       237,775       241,775      158,175       97,775       42,241
Trust Preferred Securities ...........      116,000         --            --            --           --           --           --
Total shareholders' equity ...........      101,415       69,660        69,111        45,745       41,268       30,273       16,797
Common shareholders' equity ..........       67,311       45,346        44,807        21,096       16,667       17,162       11,134
PER COMMON SHARE DATA:
Primary earnings per common share and
  common equivalent share ............  $       .39  $       .28   $       .10   $      1.77  $       .10  $      1.42  $      1.27
                                        ===========  ===========   ===========   ===========  ===========  ===========  ===========
Earnings per common share assuming
  full dilution ......................  $       .38  $       .28   $       .10   $      1.26  $       .10  $      1.00  $       .92
                                        ===========  ===========   ===========   ===========  ===========  ===========  ===========
Weighted average number of common
  shares and common equivalent shares
  assumed outstanding during the
  period:
  Primary ............................    8,376,849    3,997,331     4,558,521     2,296,021    2,175,210    1,773,264    1,448,449
  Fully diluted ......................    9,304,102    3,997,331     4,558,521     4,158,564    2,173,210    3,248,618    2,376,848
Equity per common share ..............         7.59  $      7.95   $      7.85   $     10.20  $      8.33  $      8.86  $      8.51
Fully converted tangible equity per
  common share .......................         6.74  $      7.20   $      7.13   $      8.15  $      7.39  $      7.57  $      6.86

                            (Continued on next page)


                                          AT OR FOR THE NINE
                                             MONTHS ENDED
                                                JUNE 30,         AT OR FOR THE FISCAL YEARS ENDED SEPTEMBER 30,
                                          -------------------    -----------------------------------------------
                                            1997(1)     1996       1996      1995      1994       1993     1992
                                          -----------  ------    -------   -------    -------    ------   ------
SELECTED FINANCIAL RATIOS:
(Annualized where appropriate)
PERFORMANCE RATIOS:
Return on average assets(6)..............      .54%      .54%       .36%     1.10%       .46%     1.12%     .92%
Return on average common equity..........     8.85      4.78       1.30     22.60       1.21     18.55    17.68
Return on average total equity(6)........     7.84      6.43       4.30     14.70       5.84     14.07    14.72
Interest rate spread.....................     2.24      2.01       2.10      2.12       2.78      3.59     3.34
Net interest margin......................     2.48      2.43       2.51      2.39       3.01      3.87     3.63
Dividend payout ratio(7).................    39.89     58.77      82.95     35.42      96.79     40.66    34.97
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(8):
   Excluding interest on deposits........     1.29      1.14       1.05      1.52       1.07      1.87     1.83
   Including interest on deposits........     1.11      1.07       1.02      1.21       1.03      1.27     1.18
Total loans, net, and mortgage-backed
   securities to total deposits..........   147.14    149.40     141.58    163.13     134.40    109.65    91.12
Non-interest expenses to average assets..     1.67      1.63       1.97      2.14       2.04      2.18     2.09
Efficiency ratio(9)......................    59.35     65.00      76.45     14.58      66.06     45.17    57.76
ASSET QUALITY RATIOS:
Ratio of non-performing loans to
  total loans ...........................     .65%      .84%       .99%     1.02%      1.07%     1.54%     .45%
Ratio of non-performing assets to
  total loans, real estate
  owned and tax certificates.............      .77      1.06       1.14      1.35       1.41      1.78      .66
Ratio of non-performing assets to
  total assets ..........................      .66       .92        .95      1.10       1.17      1.46      .50
Ratio of charge-offs to total loans......      .04       .05        .08       .13        .39       .07       --
Ratio of loan loss allowance to
  total loans ...........................      .21       .34        .34       .32        .20       .38      .11
Ratio of loan loss allowance to
  non-performing loans...................    32.20     40.20      33.74     31.54      18.89     24.70    25.41
CAPITAL RATIOS:
Ratio of average common equity to
  average total assets...................     3.68%     4.64%      4.78%     3.14%      3.58%     3.79%    3.51%
Ratio of average total equity to
  average total assets ..................     6.90      8.36       8.44      7.47       8.05      7.99     6.24
Tangible capital-to-assets ratio(10).....     8.08      6.92       7.01      7.09       6.65      7.56     6.66
Core capital-to-assets ratio(10).........     8.08      6.92       7.01      7.09       6.65      7.56     6.66
Risk-based capital-to-assets ratio(10)...    14.04     13.90      14.19     15.79      14.13     15.85    14.42

-----------------------------

(1) Includes operations of Suncoast from date of acquisition on November 15, 1996.

(2) In 1995, BankUnited recorded a $9.3 million gain ($5.8 million after tax) from the sale of its branches on the west coast of Florida.

(3) In 1996, BankUnited recorded a one time SAIF special assessment of $2.6 million ($1.6 million after tax).

(4) Amount reflects expense from change in accounting principle of $195,000 for fiscal 1994. See Note 15 of Notes to Consolidated Financial Statements incorporated by reference into this Prospectus.

(5) Does not include mortgage loans held for sale (which at June 30, 1997 totaled $32.8 million).

(6) Return on average assets and average total equity are calculated before payment of preferred stock dividends.

(7) The ratio of total dividends declared during the period (including dividends on the Bank's and BankUnited's preferred stock and BankUnited's Class A and Class B Common Stock) to total earnings for the period before dividends.

(8) The ratio of earnings to combined fixed charges and preferred stock dividends excluding interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis. The ratio of earnings to combined fixed charges and preferred stock dividends including interest on deposits is calculated by dividing income before taxes and extraordinary items by interest on deposits plus interest on borrowings plus 33% of rental expense plus preferred stock dividends on a pretax basis.

(9) Efficiency ratio is calculated by dividing non-interest expenses less non-interest income by net interest income.

(10)    Regulatory capital ratio of the Bank.

CONSUMERS SELECTED FINANCIAL DATA

         The information for, and as of the end of, the six months ended September 30, 1997 and 1996 is unaudited, but in the opinion of Consumers' management reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The results for the six months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year. This information is derived in part from and should be read in conjunction with the consolidated financial statements of Consumers and the notes thereto contained in Appendix A to this Prospectus.

                                                              AT SEPTEMBER 30,                    AT MARCH 31,
                                                           --------------------                ------------------
                                                           1997            1996                1997          1996
                                                           ----            ----                ----          ----
                                                                          (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets ..................................           $ 107,852       $ 88,760           $ 94,022     $ 88,648
Loans held for sale ...........................               5,495          2,239              5,107        5,661
Loans receivable, net..........................              67,505         53,179             56,305       49,749
Mortgage-backed securities held to maturity....               3,820          4,923              4,709        5,622
Mortgage-backed securities available for sale..              14,541         11,504              9,951       12,085
Investment securities .........................               9,017          5,965              6,955        4,958
Cash and cash equivalents .....................               2,584          4,719              6,320        4,370
Deposits ......................................              87,680         75,306             79,079       72,617
Borrowed funds ................................               8,000          3,500              3,500        5,333
Shareholders' equity ..........................               6,967          6,507              6,712        6,598

                                                                 SIX MONTHS                           YEARS
                                                            ENDED SEPTEMBER 30,                  ENDED MARCH 31,
                                                           --------------------                -------------------
                                                           1997            1996                1997           1996
                                                           ----            ----                ----           ----
                                                                            (DOLLARS IN THOUSANDS)
SELECTED OPERATING DATA:
Interest income ...............................         $   3,779       $  3,277               $ 6,736        $ 6,545
Interest expense ..............................             2,363          2,011                 4,089          4,143
                                                        ---------        -------               -------        -------
Net interest income before provision
  for loan losses .............................             1,416          1,266                 2,647          2,402
Provision for loan losses ........                             --             --                    --             --
Net interest income after provision
  for loan losses .............................             1,416          1,266                 2,647          2,402
Other income:
  Gain (loss) on sale of loans and mortgage -
   backed securities ..........................               (98)             9                   (32)           (59)
Gain on sale of loan servicing rights                         202            122                   337            386
Brokered loan fees ............................                --            113                   186            295
Other income ..................................               124             68                   137            174
                                                        ---------        -------               -------        -------
   Total other income .........................               228            312                   628            796
                                                        ---------        -------               -------        -------
Other expense:
Salaries and employee benefits.................               743            663                 1,353          1,392
Occupancy and equipment expense................               234            219                   436            467
FDIC and other insurance premiums..............                26            480                   592            201
Data processing ...............................                61             61                   124            112
Legal, professional and consulting fees........                88             75                    89            104
Stationery and supplies .......................                25             30                    61             64
Other expense .................................               226            218                   419            515
                                                        ---------        -------               -------        -------
   Total other expense ........................             1,403          1,746                 3,074          2,856
                                                        ---------        -------               -------        -------
Income (loss) before income taxes .............               241           (168)                  201            343
Income tax expense (benefit)...................                92            (56)                   77            137
                                                        ---------        -------               -------        -------
   Net income (loss)...........................         $     149        $  (112)              $   124        $   206
                                                        =========        =======               =======        =======



                                                          AT SEPTEMBER 30,                   AT MARCH 31,
                                                       ---------------------             --------------------
                                                       1997             1996             1997            1996
                                                       ----             ----             ----            ----

OTHER DATA:

Equity to assets at period end.....................   6.46%            7.33%             7.14%           7.44%
Net interest spread................................   2.65%            2.56%             2.65%           2.47%
Net interest margin................................   2.96%            2.98%             3.06%           2.91%
Return on average assets...........................   0.30%           (0.26)%            0.14%           0.25%
Return on average equity...........................   4.37%           (3.38)%            1.87%           3.14%
Non-interest income to average asset ratio.........   0.47%            0.72%             0.71%           0.95%
Non-interest expense to average asset ratio........   2.86%            4.01%             3.48%           3.40%
Non-performing loans to total loans ...............   1.08%            0.28%             0.30%           0.32%
Non-performing assets to total assets..............   0.85%            0.17%             0.34%           0.18%
Average interest-earning assets to average
  interest-bearing liability....................... 106.25%          108.91%           108.78%         108.71%
Allowance for loan losses to
  non-performing assets ...........................  36.06%          214.93%           102.16%         233.46%
Net interest income to non-interest expense........ 100.97%           72.51%            86.13%          84.11%
Net interest income after provision for loan
  losses to non-interest expense .................. 100.97%           72.51%            86.13%          84.11%


                                  RISK FACTORS

        PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, THE FOLLOWING FACTORS IN EVALUATING BANKUNITED AND ITS BUSINESS BEFORE ELECTING TO RECEIVE THE BANKUNITED COMMON STOCK OFFERED HEREBY IN CONNECTION WITH THE MERGER. PROSPECTIVE INVESTORS SHOULD NOTE, IN PARTICULAR, THAT THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. WHEN USED IN THIS PROSPECTUS, OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE," "MAY," "INTEND" AND "EXPECT" AND SIMILAR EXPRESSIONS IDENTIFY CERTAIN OF SUCH FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS COULD DIFFER MATERIALLY FROM THOSE CONTEMPLATED, EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THE CONSIDERATIONS LISTED BELOW REPRESENT CERTAIN IMPORTANT FACTORS BANKUNITED BELIEVES COULD CAUSE SUCH RESULTS TO DIFFER. THESE CONSIDERATIONS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE GENERAL OR SPECIFIC RISKS THAT MAY AFFECT BANKUNITED. IT SHOULD BE RECOGNIZED THAT OTHER RISKS, INCLUDING GENERAL ECONOMIC FACTORS AND EXPANSION STRATEGIES, MAY BE SIGNIFICANT, PRESENTLY OR IN THE FUTURE, AND THE RISKS SET FORTH BELOW MAY AFFECT BANKUNITED TO A GREATER EXTENT THAN INDICATED.

POTENTIAL IMPACT OF CHANGES IN INTEREST RATES

        The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between its income on interest-earning assets and its expense on interest-bearing liabilities. The Bank, like most financial institutions, is affected by changes in general interest rate levels and by other economic factors beyond its control. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets than liabilities repricing or maturing over a given time frame is considered asset-sensitive and is reflected as a positive gap, and more liabilities than assets repricing or maturing over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will reduce earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and reduce earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. At June 30, 1997, the Bank had a one year cumulative negative gap of 13.05%. This negative one year gap position may, as noted above, have a negative impact on earnings in a rising interest rate environment.

        There can be no assurances of BankUnited's ability to continue to achieve positive net interest income.

RISKS ASSOCIATED WITH BANKUNITED'S ADJUSTABLE RATE MORTGAGE LOANS

        BankUnited has purchased and intends to continue to purchase a significant amount of residential mortgage loans. During the nine months ended June 30, 1997 and the year ended September 30, 1996, BankUnited purchased $545.4 million and $210.1 million, respectively, of one-to-four family residential loans, of which $289.3 million and $161.5 million, respectively, were adjustable rate mortgage loans ("ARMs"). At June 30, 1997 BankUnited's residential loan portfolio included $1.0 billion of ARMs (69% of BankUnited's gross loan portfolio). The ARMs purchased by BankUnited generally have annual interest rate caps that limit rate increases to 2% per year. Further, the ARMs purchased by BankUnited provide for initial rates of interest below the rates which would prevail were the index and margin used for repricing applied initially (the "teaser rate period"). Although BankUnited attempts to mitigate the risk of default on these loans by requiring that borrowers qualify for the loan based upon the fully indexed rate, nonetheless these loans are subject to increased risk of delinquency or default as the higher, fully indexed rate of interest subsequently comes into effect upon repricing. As a result, management believes that

BankUnited's net interest margin could be negatively impacted in a rapidly rising interest rate environment by increased delinquencies and defaults.

        Also, if market interest rates rise rapidly, the annual and lifetime interest rate caps on the ARMs may limit the increase in the interest rates on the ARMs relative to the increase in market interest rates, and yields on ARMs with teaser rates may be limited to repricing at interest rates below the contractual index plus the margin. At June 30, 1997, $200.6 million of BankUnited's ARM loans (13.5% of BankUnited's gross loan portfolio) were in the teaser rate period with an average teaser rate of 5.97% and an average fully indexed rate of 8.22%. Rapid increases in market interest rates may not be fully reflected in loans which are in the teaser rate period and may, accordingly have a negative impact on BankUnited's net interest margin.

COMPOSITION OF RESIDENTIAL AND COMMERCIAL LOAN PORTFOLIO

        GEOGRAPHIC CONCENTRATION. Most of the loans in BankUnited's portfolio are secured by real estate. At June 30, 1997, 39.7% of BankUnited's gross loans receivable were secured by properties located in Florida, 14.0% by properties located in California and the balance throughout the country. Therefore, conditions in the real estate markets in which the collateral for BankUnited's mortgage loans are located strongly influence the level of BankUnited's non-performing loans and its results of operations. Real estate values are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers, and natural disasters. Declines in real estate markets could negatively impact the value of the collateral securing BankUnited's loans and its results of operations. In this regard, as a result of the downturn in the California real estate market in 1993, BankUnited believes that certain of its loans secured by real estate in California have current loan to value ratios that are higher than those when the loans were originated. In addition, both Florida and California are states that are subject to natural disasters such as hurricanes, earthquakes and flooding. In the event a property securing the loan incurs damage as a result of a natural disaster that is not covered by homeowner's insurance, BankUnited's results of operations may be negatively impacted. Damage from windstorm and flooding is generally covered by homeowner's insurance, but earthquake damage is frequently not insured.

        DIVERSIFIED LENDING RISKS. BankUnited's recent operating strategy has included an increased emphasis on originating and/or purchasing commercial real estate (including multi-family residential) loans, and originating real estate construction and commercial business loans. These lending categories are generally considered to involve a higher degree of credit risk than that for traditional single-family residential lending, because, among other factors, such loans involve larger loan balances to a single borrower or groups of related borrowers. At June 30, 1997, BankUnited had a balance of $126.4 million in commercial real estate loans, $8.5 million in construction loans and $9.1 million in commercial business loans. As part of the Suncoast acquisition, BankUnited acquired approximately $95.8 million in commercial real estate loans and $14.1 million in real estate construction loans. The payment experience on multi-family residential and commercial real estate loans typically is dependent on the successful operation of the project (as opposed to a desire by the borrower to continue to occupy the residence), and thus such loans may be adversely affected to a greater extent by adverse conditions in the real estate markets or in the economy generally. In addition to the foregoing, multi-family residential and commercial real estate loans which are not fully amortizing over their maturity and which have a balloon payment due at their stated maturity, as would generally be the case with BankUnited's multi-family residential and commercial real estate loans, involve a greater degree of risk than fully amortizing loans. The ability of a borrower to make a balloon payment typically will depend on its ability to either refinance the loan or timely sell the underlying property.

        If commercial properties are foreclosed upon, BankUnited may encounter environmental problems with the properties. There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on the real estate owned (primarily in the case of properties securing multi-family residential and commercial real estate loans). In such event, BankUnited might be required to remove such substances from the affected properties or to engage in abatement procedures at its cost and expense. There can be no assurance that the cost of such removal or abatement would not substantially exceed the value of the affected properties or the loans secured by such properties; that BankUnited would have adequate remedies against the prior owners or other responsible parties; or that BankUnited would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If such environmental problems are discovered prior to foreclosure, BankUnited generally would not foreclose on the related loan; however, the value of such property as collateral will generally be substantially reduced and BankUnited may suffer a loss upon collection of the loan as a result.

        Risk of loss on a construction loan is dependent largely upon the concurrence of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction, as well as the availability of permanent take-out financing. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, BankUnited may be confronted, at or prior to the maturity of the loan, with a project which, when completed, has a value which is insufficient to ensure full repayment.

        Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to repay the loan from the borrower's employment and other income and which are secured by real property the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business.

        Accordingly, there can be no assurance that BankUnited's commercial real estate, multi-family residential, real estate construction, and commercial business loans will not be adversely affected by these and the other risks related to such loans.

        RISKS ASSOCIATED WITH LOANS AVAILABLE FOR SALE. BankUnited recently initiated a program to sell packages of adjustable rate residential loans, servicing retained, currently originated through its correspondent loan program. In September 1997, BankUnited sold its first package, totaling $30.1 million of residential loans which were either originated by BankUnited or acquired with Suncoast. A substantial portion of the loans sold were loans secured by properties located in South Florida and made to non-resident aliens or secured by condominiums (both of which are viewed by BankUnited as potentially having a greater degree of risk than other types of single family residential loans). It is currently BankUnited's intention that future packages will consist of newly originated loans secured by properties located in Florida and made to non-resident aliens and/or secured by condominiums, or otherwise identified by BankUnited as available for sale at the time of origination. These loans, when originated, will be classified as available for sale and be subject to a lower of cost or market adjustment, on a quarterly basis, depending on market conditions.

        In addition, BankUnited is in the process of refining its policy with regard to loans currently in its portfolio which will be classified as available for sale. Final implementation of this policy could result in up to 15% of BankUnited's portfolio being reclassified. Any such reclassification is not currently expected to result in any material lower of cost or market adjustment or to impact net income. Since BankUnited does not currently intend to hedge its available for sale loan portfolio, this portfolio will be subject to adjustments, based on market conditions, which may adversely affect BankUnited's results of operations.

ALLOWANCE FOR LOAN LOSSES

        Industry experience indicates that a portion of BankUnited's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by BankUnited, losses may be experienced as a result of various factors beyond BankUnited's control, including, among other things, changes in market conditions affecting the value of properties and problems affecting the credit of the borrower. BankUnited's determination of the adequacy of its allowance for loan losses is based on various considerations, including an analysis of the risk characteristics of various classifications of loans, previous loan loss experience, specific loans which would have loan loss potential, delinquency trends, estimated fair value of the underlying collateral, current economic conditions, the views of BankUnited's regulators, and geographic and industry loan concentrations. Further, a significant amount of BankUnited's loan portfolio was originated, purchased or acquired over the last three years and, therefore, may be considered to be subject to a greater likelihood of delinquency. If delinquency levels were to increase, whether as a result of adverse general economic conditions, especially in Florida and California where BankUnited's exposure is greatest, or otherwise, the allowance for loan losses as determined by BankUnited may not be adequate. As of June 30, 1997 BankUnited's allowance for loan losses was $3.1 million or .21% of total loans. There can be no assurance that the allowance will be adequate to cover loan losses or that BankUnited will not experience significant losses in its loan portfolios which may require significant increases to the provision for loan losses in the future.

DISPARATE VOTING RIGHTS; CONTINUING INSIDER CONTROL OF BANKUNITED

        The shares of Class A Common Stock are entitled to one-tenth vote per share. BankUnited also has outstanding shares of Class B Common Stock entitled to one vote per share and Series B Preferred Stock entitled to 2-1/2 votes per share. As of October 31, 1997, directors, executive officers and holders of 5% or more of BankUnited's equity securities held approximately 44% of the total voting power of all outstanding voting stock of BankUnited.

        The voting power of the directors, executive officers and holders of 5% or more of BankUnited's equity securities and certain provisions of BankUnited's Articles of Incorporation may discourage any proposed takeover of BankUnited unless the terms thereof are approved by management. In addition, BankUnited's Articles of Incorporation permit additional shares of Class A Common Stock to be issued at any time which may have disproportionate voting rights or preferences as to dividends or other rights, subject to shareholder approval in certain circumstances. BankUnited, however, does not intend to issue additional shares of such stock if the issuance would result in termination of trading of the BankUnited Class A Common Stock on Nasdaq. See "Description of Capital Stock."

CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS

        Certain provisions of BankUnited's Articles of Incorporation and Bylaws could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving BankUnited, even if such events could be perceived as beneficial to the interests of the shareholders. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which shareholders of BankUnited might otherwise receive a substantial premium for their shares over then-current market prices. See "Description of Capital Stock--Certain Anti-Takeover Provisions."

COMPETITION

        BankUnited faces substantial competition in purchasing and originating real estate loans and in attracting deposits. BankUnited's competition in originating real estate loans is principally from banks, other thrifts, mortgage banking companies, real estate financing conduits, and small insurance companies. In purchasing real estate loans BankUnited competes with other participants in the secondary mortgage market. Many entities competing with BankUnited enjoy competitive advantages over BankUnited relative to a potential borrower or seller in terms of a prior business relationship, wide geographic presence or more accessible branch office locations, the ability to offer additional services or more favorable pricing alternatives, a lower origination and operating cost structure, and other relevant items. BankUnited does not have a significant market share of the real estate lending activities in the areas in which it conducts operations, and increased competition in those areas from traditional competitors or new sources could result in a decrease in the origination or purchase of mortgage loans and could adversely affect BankUnited's results of operations. In its deposit gathering activities, BankUnited competes with insured depository institutions such as thrifts, credit unions, and banks, as well as uninsured investment alternatives including money market funds. These competitors may offer higher rates than BankUnited, which could result in BankUnited either attracting fewer deposits or in requiring BankUnited to increase the rates it pays to attract deposits. Increased deposit competition could adversely affect BankUnited's ability to generate the funds necessary for its lending operations and could adversely affect BankUnited's results of operations.

REGULATORY OVERSIGHT

        The Bank is subject to extensive regulation, supervision and examination by the OTS as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. The Bank is a member of the FHLB of Atlanta and is subject to certain limited regulation by the Federal Reserve Board. As the holding company of the Bank, BankUnited is also subject to regulation and oversight by the OTS. Such regulation and supervision governs the activities in which an institution may engage and is intended primarily for the protection of the FDIC insurance funds and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities and regulations have been implemented which have increased capital requirements, increased insurance premiums and have resulted in increased administrative, professional and compensation expenses. Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on BankUnited and the Bank and their operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect the powers, authority and operations of the Bank and the Bank's competitors which in turn could have a material adverse effect on the Bank and its operations.

                                 CAPITALIZATION


        The following table sets forth the consolidated capitalization of BankUnited as of September 30, 1997, as adjusted to give effect to the consummation of (i) the conversion to 899,158 shares of Class A Common Stock of 539,495 shares of BankUnited's outstanding 8% Noncumulative Convertible Preferred Stock, Series 1996, and the redemption of the remaining 5,696 shares of the 8% Noncumulative Convertible Preferred Stock, Series 1996, (ii) the issuance and sale of 3,680,000 shares of Class A Common Stock in a public offering which was completed on October 21, 1997, and (iii) the acquisition and merger of Consumers and the assumed issuance of 1,110,782 shares of Class A Common Stock (based upon the maximum that could be issued) and an assumed price per share of $10.25 (the negotiated cash equivalent price) in connection therewith. The following data should be read in conjunction with the Consolidated Financial Statements and Notes thereto of BankUnited incorporated by reference into this Prospectus.

                                                                                       AS
                                                                       ACTUAL        ADJUSTED
                                                                    ----------     -----------
                                                                      (DOLLARS IN THOUSANDS,
                                                                     EXCEPT PER SHARE AMOUNTS)
Deposits..........................................................  $1,195,892     $1,283,572
FHLB advances and other borrowings................................     701,484        709,484
Company Obligated Mandatorily Redeemable Preferred Securities of
   Subsidiary Trusts Holding Solely Junior Subordinated
   Deferrable Interest Debentures of BankUnited...................     116,000        116,000
                                                                    ----------     ----------
     Total deposits and borrowed funds............................   2,013,376      2,109,056
                                                                    ----------     ----------
Shareholders' equity:
 Preferred Stock, Series B, 8% Convertible  and 9% Perpetual,
   $.01 par value; authorized--10,000,000 shares; issued and
   outstanding--2,175,296 shares as of September 30, 1997 and
   1,630,105 shares  as adjusted(1)                                         22             16
 Class A Common Stock, $.01 par value; authorized--30,000,000 shares; issued and outstanding--9,257,098 shares as of
   September 30, 1997 and 14,947,038 shares as adjusted...........          92            149
 Class B Common Stock, $.01 par value; authorized--3,000,000 shares, issued and outstanding--275,685 shares as of
   September 30, 1997 and as adjusted.............................           3              3
 Additional paid-in capital.......................................      86,678        140,823
 Retained earnings................................................      11,989         11,989
 Net unrealized losses on securities available for sale,
   net of tax.....................................................         861            861
                                                                    ----------     ----------
    Total shareholders' equity....................................      99,645        153,841
                                                                    ----------     ----------
    Total deposits, borrowed funds and shareholders' equity.......  $2,113,021     $2,262,897
                                                                    ==========     ==========
-----------------------------

(1) Such shares had an aggregate liquidation preference of $24.0 million at September 30, 1997 and $15.8 million as adjusted. For a more detailed description of preferred stock, common stock and equivalents, see "Description of Capital Stock."


                                   THE MERGER

GENERAL


        The Merger Agreement was executed on September 19, 1997 and provides that the affiliation of Consumers and BankUnited is to be effected by the merger of Consumers into BankUnited. Upon consummation of the Merger, BankUnited will continue its existing business. Consumers will be merged with and into BankUnited and Consumers will cease to exist. Promptly thereafter, CSB, a wholly-owned subsidiary of Consumers, will be merged with and into the Bank, a wholly-owned subsidiary of BankUnited, with the Bank being the survivor of that merger. The Merger Agreement is hereby incorporated herein by reference.


BACKGROUND OF THE MERGER

        The Board of Directors of Consumers has been concerned with maximizing shareholder value and increasing the liquidity of the Consumers Common Stock. Toward that end, the Board of Directors of Consumers had periodically entertained discussions regarding the purchase or merger of Consumers during the last several years, as well as considered the private placement of securities. More recently Consumers held preliminary discussions with another financial institution for a merger of equals but was unable to negotiate a mutually satisfactory definitive agreement.


        In June 1997, Consumers' Chairman of the Board was contacted by the Chairman of the Board and Chief Executive Officer of BankUnited who indicated that BankUnited was interested in pursuing a business combination with Consumers. Subsequently, Consumers' Board of Directors discussed the nature of BankUnited's expression of interest and concluded that it was in Consumers' best interest to pursue further discussion. Shortly thereafter, Consumers received a non-binding written offer from BankUnited outlining the terms of a proposed merger between BankUnited and Consumers. Upon receiving this written offer, Consumers engaged Gibson & Co., Inc. to assist in evaluating the offer and to assist and advise Consumers in negotiating certain aspects of a definitive merger agreement. At this time, Consumers was contacted by another financial institution that was interested in acquiring Consumers. This other indication of interest was for significantly less than BankUnited's offer. The Board of Directors met in August 1997 to consider both offers. At that time the Board directed the Chairman of the Board and Gibson & Co., Inc. to contact both parties to find out if they had presented their best offers. Following the Board of Director's review of both proposals the Board concluded that BankUnited's offer provided the best consideration to shareholders and that Consumers would complement BankUnited's existing banking franchise. After carefully evaluating the two proposed transactions Consumers' Board of Directors decided to continue discussions with BankUnited and to permit BankUnited's personnel to conduct a detailed "due diligence" investigation of Consumers.

        BankUnited then commenced a detailed review of the books and records of Consumers. Following negotiations between the parties, the Boards of Consumers and BankUnited determined to enter into a definitive merger agreement.


BANKUNITED'S REASONS FOR THE MERGER

        In considering the Merger, the BankUnited Board concluded that the combination of Consumers and BankUnited represented a combination of two institutions with complementary businesses and business strategies and would result in a merged institution with greater size, flexibility, efficiency, capital strength, and profitability.

        In addition, in reaching its determination to approve the Merger the BankUnited Board considered the following factors:

        (a) BankUnited and Consumers currently have very similar businesses. Both institutions are spread oriented, community banks seeking, in part, to service niche markets which have become available due to the consolidation of the banking business in South Florida; both institutions provide traditional savings and loan services to their depositors.

        (b) The short and long term goals of BankUnited and Consumers are similar. Specifically, the short term goal of becoming a community bank with a significant franchise in South Florida is similar for both institutions. The long term strategy of building a valuable franchise in South Florida which will be recognized by the market place as a valuable asset is also similar.

        (c) The redundancies of the institutions are at the administrative level and officer level; therefore, the BankUnited Board concluded that the savings to be realized as a result of greater efficiencies would be accomplished without a noticeable impact to the customer. This would enhance the probability that a significant portion of CSB's core deposits will remain as deposits of the Bank.

        The BankUnited Board did not assign any specific or relative weight to the foregoing factors in the course of its consideration.

CONSUMERS' REASONS FOR THE MERGER

        In considering the Merger, the Consumers' Board concluded that the Merger is fair to, and in the best interests of, Consumers and its shareholders, and has unanimously recommended that its shareholders vote in favor of the approval and adoption of the Merger Agreement at the special meeting of shareholders of Consumers called for that purpose.

        In reaching its conclusion that the Merger is fair to, and in the best interests of, Consumers and its shareholders, the Consumers Board considered a number of factors, including, without limitation, the following:


        (i) the Consumers Board's familiarity with and review of Consumers business, operations, financial condition, earnings and prospects, including the ability to implement its business plan;


        (ii) The current and prospective economic environment and competitive and regulatory constraints facing financial institutions and particularly CSB;

        (iii) the Consumers Board's opinion that the merger consideration was fair to the holders of Consumers Common Stock, and that the Consumers Common Stock is an illiquid investment;

        (iv) the Consumers Board's review of the alternative of continuing to remain independent and the possibility of shareholders obtaining returns equal to the merger consideration if Consumers continued as an independent entity given possible levels of future earnings. In this connection, the Consumers Board was aware of certain risks of remaining independent, including, among other things, the limited potential to engage in acquisitions which could further enhance shareholder value;

        (v) the financial resources and prospects of BankUnited and the Bank and the likelihood of receiving the requisite regulatory approvals in a timely manner;


        (vi) the compatibility of the respective businesses, branches and operations of CSB and the Bank;

        (vii) the merger consideration represented approximately 150.21% of Consumers' book value if paid in cash and 175.8% of Consumers' book value if paid in BankUnited Class A Common Stock, and 28.07x Consumers' earnings (excluding the impact of the special SAIF assessment) if paid in BankUnited Class A Common Stock at and for the twelve months ended August 31, 1997.


        (viii) a comparison of Consumers' and BankUnited's business franchise, including the fact that the holders of Consumers Common Stock will receive a more liquid security in a substantially more diversified financial institution; and


        (ix) the tax deferred nature of the transaction to the holders of Consumers Common Stock who elect to take only BankUnited Class A Common Stock as merger consideration.

        On September 15, 1997, the Board of Directors of Consumers retained RP Financial as an independent financial advisor in connection with the Merger. As discussed below, RP Financial has rendered an opinion to the effect that the Merger Consideration is fair from a financial point of view to Consumers' shareholders.


OPINION OF FINANCIAL ADVISOR


        Consumers Board of Directors retained RP Financial in September 1997 to provide certain financial advisory and investment banking services to Consumers in conjunction with the Merger, including the rendering of an opinion with respect to the fairness of the merger consideration from a financial point of view to holders of Consumers Common Stock. In requesting RP Financial's advice and opinion, the Board of Directors of Consumers did not give any special instructions to RP Financial, nor did it impose any limitations upon the scope of the investigation which RP Financial might wish to conduct to enable it to give its opinion. RP Financial delivered its opinion orally to Consumers on September 18, 1997, and its written updated opinion as of December 4, 1997, to the effect that, based upon and subject to the matters set forth therein, as of the date thereof, the Merger Consideration is fair to the shareholders of Consumers Common Stock from a financial point of view. The opinion of RP Financial is directed toward the consideration to be received by Consumer's shareholders and does not constitute a recommendation to any Consumers shareholder to vote in favor of approval of the Merger Agreement. A copy of the RP Financial opinion is set forth as Appendix C to this Prospectus and should be read in its entirety by shareholders of Consumers. RP Financial has consented to the inclusion and description of its written opinion in this Prospectus.


        THE OPINION OF RP FINANCIAL IS DIRECTED TO CONSUMERS'S BOARD IN ITS CONSIDERATION OF THE PURCHASE PRICE AS DESCRIBED IN THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF CONSUMERS AS TO ANY ACTION THAT SUCH SHAREHOLDER SHOULD TAKE IN CONNECTION WITH THE AGREEMENT OR OTHERWISE. IT IS FURTHER UNDERSTOOD THAT THE OPINION OF RP FINANCIAL IS BASED ON MARKET CONDITIONS AND OTHER CIRCUMSTANCES EXISTING ON THE DATE HEREOF.


        RP Financial was selected by Consumers to act as its financial advisor because of RP Financial's expertise in the valuation of businesses and their securities for a variety of purposes, including its expertise in connection with mergers and acquisitions of savings and loan associations, savings banks, savings and loan holding companies, commercial banks and bank holding companies. RP Financial had also previously been engaged by Consumers over the past several years to assist management with the preparation of the business plan in connection with the formation of the holding company as well as to provide valuation expertise in connection with a proposed merger of equals which was never consummated. Pursuant to a letter agreement dated and executed September 15, 1997 (the "Engagement Letter"), RP Financial estimates that it will receive from Consumers total professional fees of $20,000, of which $15,000 has been paid to date, plus reimbursement of certain out-of-pocket expenses, for its services in connection with the Merger. In addition, Consumers has agreed to indemnify and hold harmless RP Financial, any affiliates of RP Financial and the respective members, managers, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under the Engagement Letter from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or called untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by Consumers to RP Financial either orally or in writing, or (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by Consumers to RP Financial. Consumers will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. In addition, if RP Financial is entitled to indemnification from Consumers under the Engagement Letter and in connection therewith incurs legal expenses in defending any legal action challenging the opinion of RP Financial where RP Financial is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, Consumers will indemnify RP Financial for all reasonable expenses.


        In rendering its fairness opinion, RP Financial reviewed the following material: (1) the Merger Agreement including exhibits; (2) financial and other information for Consumers, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations: (a) audited financial statements for the fiscal years ended March 31, 1993 through 1997, (b) shareholder, regulatory and internal financial and other reports through September 30, 1997, (c) the most recent proxy statement for Consumers, (d) internal budgets and financial projections prepared by management and (e) Consumers's management and Board of Directors comments regarding past and current business, operations, financial condition, and future prospects; and (3) financial and other information for BankUnited including: (a) financial statements of BankUnited for the fiscal years ended September 30, 1995 and 1996, incorporated in Annual Reports to shareholders; (b) BankUnited's Annual Report on Form 10-K/A as of September 30, 1996; (c) regulatory and internal financial and other reports of BankUnited through June 30, 1997; (d) fourth quarter and fiscal year end earnings reported as of September 30, 1997, as released to the public in November 1997; (e) internal budgets and financial projections prepared by management of BankUnited; (f) BankUnited's registration statement on Form S-3 as filed with the Securities and Exchange Commission on September 30, 1997 in conjunction with a secondary offering of common stock; (g) BankUnited's registration statement on Form S-4 filed on November 10, 1997, in connection with the issuance of BankUnited Class A Common Stock to Consumers shareholders;
(h) the Proxy Statement furnished in connection with the adoption of the Merger Agreement by the shareholders of Consumers; and (i) BankUnited's management comments regarding past and current business, operations, financial condition, and future prospects.


        In addition, RP Financial stated that it reviewed financial, operational, market area and stock price and trading characteristics for BankUnited and the stock price and relatively limited trading information available for Consumers relative to publicly-traded savings institutions with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Consumers and BankUnited and the public perception of the thrift industry. In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Consumers as furnished by Consumers to RP Financial for review for purposes of its opinion, as well as publicly available information regarding other financial institutions and economic data. Neither Consumers nor BankUnited restricted RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Consumers.

        RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger to be consummated as set forth in the Merger Agreement. In rendering its opinion, RP Financial assumed that in the course of obtaining the necessary regulatory and governmental approvals for the proposed Merger, no restriction will be imposed on BankUnited that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Merger Agreement.


        RP Financial's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of September 18, 1997 and December 4, 1997; events occurring after the most recent date could materially affect the assumptions used in preparing the opinion.

        In connection with rendering its opinion dated September 18, 1997, and updated as of December 4, 1997, RP Financial performed a variety of financial analyses which are summarized below. Although the evaluation of the fairness, from a financial point of view, of the Merger Consideration was to some extent subjective based on the experience and judgment of RP Financial and not merely the result of mathematical analyses of financial data, RP Financial relied, in part, on the financial analyses summarized below in its determinations. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. RP Financial believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by RP Financial without considering all such analyses and factors could create an incomplete view of the process underlying RP Financial's opinion. In its analyses, RP Financial took into account its assessment of general business, market, monetary, financial and economic conditions, industry performance and other matters, many of which are beyond the control of Consumers and BankUnited, as well as RP Financial's experience in securities valuation, its knowledge of financial institutions and its experience in similar transactions. With respect to the comparable transactions analysis described below, no public company utilized as a comparison is identical to Consumers and such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition values of the companies concerned. The analyses were prepared solely for purposes of RP Financial providing its opinion as to the fairness of the Merger Consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Any estimates contained in RP Financial's analysis are not necessarily indicative of future results of values, which may be significantly more or less favorable than such estimates. None of the analyses performed by RP Financial was assigned a greater significance by RP Financial than any other.


        The following is a summary of the financial analyses performed by RP Financial in connection with providing its opinion of September 18, 1997, and updated as of December 4, 1997.

        (a) COMPARABLE TRANSACTIONS ANALYSIS. In this analysis, RP Financial conducted an evaluation of the financial terms, financial and operating condition and market area of recent business combinations among comparable thrift institutions, both pending and completed. In conjunction with its analysis, RP Financial considered the multiples of tangible book value, earnings, assets and core deposit premiums implied by the terms in such completed and pending transactions involving selling companies whose financial characteristics and markets were comparable to those of Consumers including two comparable groups: (1) companies operating in the Florida market with total assets less than $150 million and completed or announced in 1996 or 1997 ("Comparable Group #I"); and (2) companies operating in the Southeast United States with total assets less than $150 million and completed or announced during 1996 or 1997 ("Comparable Group #2").

        The Florida institutions with similar resources and scope of operations (Comparable Group #I) completing acquisitions since the beginning of 1996 included a total of eight institutions. The acquisition pricing ratios of this group were: (i) price/earnings ratios ranging from 9.17x to 35.95x, with a median of 19.66x; (ii) price/tangible book ratios ranging from 141% to 180%, with a median of 157% percent; and (iii) price/assets ratios ranging from 7.10% to 15.22%, with a median of 10.53%.

        The Southeast institutions with similar resources and scope of operations (Comparable Group #2) completing or announcing acquisitions since the beginning of 1996 included a total of twenty-five institutions. The acquisition pricing ratios of this group were: (i) price/earnings ratios ranging from 9.17x to 68.36x, with a median of 22.65x; (ii) price/tangible book ratios ranging from 104% to 400%, with a median of 151%; and (iii) price/assets ratios ranging from 6.48% to 35.63%, with a median of 12.66%.

        In comparison to the comparable transactions median, Consumers maintained a larger asset size and generated a lower return on assets and return on equity. Consumers' equity-to-assets ratio exceeds the median for Comparable Group #1 and was below the median for Comparable Group #2. Further, Consumers' acquisition pricing ratios for price/earnings, price/tangible book, price/assets, and core deposits premium exceeds the median ratios of these two groups based on the merger consideration as of September 18, 1997, and December 4, 1997, while the price/assets ratio was in the range exhibited by Comparable Group #1 and Comparable Group #2. Specifically, the Merger Consideration of $22.92, based on the exchange ratio and the Fair Market Value as of December 4, 1997 and assuming that 55% of the merger consideration is in the form of cash indicated the following pricing ratios for shares of

Consumers Common Stock, based on financial statements as of or for the six months ended September 30, 1997: 37.58x annualized earnings, 159.73% of reported tangible book value, 10.32% of assets and 4.75% premium on core deposits. Assuming that 100% of the merger consideration is in the form of BankUnited Class A Common Stock, the following pricing ratios for shares of Consumers Common Stock are indicated, based on financial statements as of or for the six months ended September 30, 1997: 40.68x earnings, 174.01% of reported tangible book value, 11.24% of assets and 5.88% premium on core deposits.


        No company or transaction used in this composite is identical to Consumers or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved and other factors that could affect the public trading values of the securities of the company or companies to which they are being compared.

        (b) DISCOUNTED CASH FLOW ANALYSIS. RP Financial prepared discounted cash flow ("DCF") analyses assuming Consumers operates on a stand-alone basis for the next five years. The projections of future cash flows to shareholders assumed that Consumers would continue to forego the payment of cash dividends during interim years, consistent with Consumers' recent practice. The terminal value at the end of the fifth year was based on a sale of control reflecting a range of multiples to tangible book value based on the multiples reflected in the comparable transactions analysis reviewed above. The DCF analyses incorporated several specific factors reflecting the operating environment of Consumers on a stand-alone basis, including growth prospects in the local market, the level of competition from other financial institutions, and future earnings estimates for Consumers under a stand-alone business plan without the benefits of the Merger. Two alternative scenarios were also evaluated which incorporated (1) projected earnings equal to 90 % of the "base case" level and (2) projected earnings equal to 110% of the "base case" level. The Year 5 sale-of-control values were then discounted to present values based on discount rates selected after examining the earnings capitalization rate of publicly-traded thrifts, the Treasury yield curve (I.E., the risk-free rate), and perceived investment risks in the Consumers Common Stock. RP Financial concluded that, since the Merger Consideration exceeded the present value of future cash flows accruing to holders of Consumers Common Stock under all scenarios, the DCF analyses supported its fairness conclusions.


        (c) PRO FORMA IMPACT ANALYSIS. RP Financial's analysis considered the financial condition and operations of BankUnited on a stand-alone basis at September 30, 1997, adjusted for the effect of the proposed secondary offering of common stock, versus the pro forma impact of the Merger. RP Financial considered that the Merger is estimated to be accretive to BankUnited's pro forma tangible book value per share and initially dilutive to reported earnings per share before incorporating anticipated merger synergies. RP Financial also considered BankUnited's pro forma cash earnings per share. RP Financial considered the impact of the Merger an BankUnited's key financial characteristics, per share data and resulting pricing ratios, as well as BankUnited's longer run strategic objectives. RP Financial also considered the pro forma impact to Consumers' shareholders including the accretive nature of the transaction to Consumers' tangible book value and earnings per share for shareholders selecting the stock election.


        On the basis of these analyses and other considerations, RP Financial concluded that the Merger Consideration, as described in the Merger Agreement, is fair to the shareholders of Consumers from a financial point of view. As described above, RP Financial's opinion was one of many factors taken into consideration by Consumers Board of Directors in making its determination to proceed with the Merger. Although the foregoing summary describes the material components of the analyses presented by RP Financial, it does not purport to be a complete description of all the analyses performed by RP Financial and is qualified by reference to the written opinion of RP Financial set forth as Appendix C hereto, which Consumers shareholders are urged to read in its entirety.

STRUCTURE OF THE MERGER

        Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, at the Effective Time, Consumers will merge with and into BankUnited with BankUnited being the surviving entity in the

Merger. At the Effective Time, the separate corporate existence of Consumers will terminate. Promptly thereafter, CSB, a wholly-owned subsidiary of Consumers, will be merged with and into the Bank, a wholly-owned subsidiary of BankUnited, with the Bank being the surviving bank.


CONVERSION OF CONSUMERS CAPITAL STOCK

        At the Effective Time, each share of the Consumers Common Stock issued and outstanding, immediately prior to the Effective Time, will be converted into the right to receive a payment (the "Merger Consideration") of $21.33 in cash or
2.081 shares of the BankUnited Common Stock, subject to adjustment. Each shareholder may elect to receive its total Merger Consideration in cash, BankUnited Common Stock or a combination thereof, provided, however, that (1) in the aggregate, the cash portion shall not exceed 55% of the total amount of Merger Consideration, including any cash paid in respect of fractional shares pursuant to the Merger Agreement, and (2) the Merger Consideration shall not be paid on shares as to which dissenters rights have been asserted and duly perfected pursuant to ss.607.1320 of the Florida Business Corporation Act. The agreed value of 2.081 shares is subject to change based upon the fair market value of the BankUnited Common Stock prior to the effective time of the Merger and may be reduced should that fair market value exceed $12.00 per share. If the average fair market value of BankUnited Common Stock, as determined by using the average closing price of one share of the security computed for the 15-day trading period on the NASDAQ system (as reported by THE WALL STREET JOURNAL or, if not reported, thereby, any other authoritative source), ending three days prior to the Effective Time (the "Fair Market Value" or "FMV"), is greater than $12.00 per share, the agreed value shall be determined under the following formula:

                                   2.081 X 12 = agreed value
                                   ----------
                                      FMV


For example, if the Fair Market Value of BankUnited Common Stock was $12.875 per share (the reported last sales price on December 4, 1997) at the time of consummation of the Merger, each share of Consumers Common Stock would be converted into the right to receive 1.94 shares of BankUnited Common Stock, rather than 2.081 shares.


        Should the Fair Market Value of BankUnited Common Stock be less than $9.80 per share, each share of Consumers Common Stock will be converted into the right to receive $20.95 in cash, and BankUnited shall pay a total purchase price, including all amounts paid for Consumers stock options, of $10,800,000.

        If the Consumers net worth is less than $6,500,000, then at BankUnited's option, it may either terminate the Merger Agreement, or proceed to consummate the Merger by reducing the aggregate Merger Consideration to be paid to holders of Consumers stock and the amounts to be paid to holders of Consumers stock options by $1.25 for each dollar that the Consumers net worth is less than $6,500,000.


        Each holder of shares of Consumers capital stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of BankUnited Class A Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of BankUnited Class A Common Stock multiplied by the Fair Market Value. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional share.

        Former shareholders of record of Consumers shall be entitled to vote after the Effective Time at any meeting of BankUnited shareholders the number of whole shares of BankUnited Class A Common Stock into which their respective shares of Consumers capital stock are converted. Until surrendered for exchange in accordance with the provisions of the Merger Agreement, each certificate therefor representing shares of Consumers capital stock shall from and after the Effective Time represent for all purposes only the right to receive shares of BankUnited Class A Common Stock and cash. No dividend or other distribution payable to the holders of the record of BankUnited Class A Common Stock at or as of any time after the Effective Time, shall be paid to the holder of any certificate representing shares of

Consumers capital stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange, promptly after which time all such dividends or distributions which have been declared and paid following the Effective Time shall be paid (without interest). See -- Exchange of Certificates.

          The holders of the BankUnited Class A Common Stock are entitled to dividends when, as, and if declared by the BankUnited Board out of funds legally available therefor. The BankUnited Board may declare dividends solely on the BankUnited Class A Common Stock or may declare dividends on both the BankUnited Class A Common Stock and the BankUnited Class B Common Stock provided that the dividend declared for a share of the BankUnited Class A Common Stock is not less than 110% (subject to adjustment upon the occurrence of certain events) of the amount per share of any dividend declared on the BankUnited Class B Common Stock. See "Description of BankUnited Capital Stock."

TREATMENT OF CONSUMERS STOCK OPTIONS

        At the Effective Time, all rights with respect to any shares of the Consumers Common Stock pursuant to stock options granted by Consumers ("Consumers Options"), which are outstanding at the Effective Time, whether or not then exercisable, shall be cancelled and each holder of any such option shall be paid for each such option an amount in cash without interest, determined by multiplying (i) the excess, if any, of $21.33 over the applicable exercise price of such option by (ii) the number of shares of Consumers Common Stock such holder could have purchased had such holder exercised such option in full, assuming full vesting of such options, immediately prior to the Effective Time.


        BankUnited shall be entitled to deduct and withhold from any option payments payable pursuant to the Merger Agreement to any holder of Consumers Options such amounts as BankUnited is required to deduct and withhold with respect to making such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld and paid over to the appropriate taxing authority by BankUnited, such amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the Consumers Options in respect of which such deduction and withholding was made by BankUnited.

        Except as provided in the Merger Agreement or as otherwise agreed in writing by BankUnited and Consumers, (i) the provisions of the Consumers stock plans and any other plan, program or arrangement pursuant to which Consumers may, or may be required to, issue stock or stock-based compensation, shall be terminated by the Effective Time, and (ii) Consumers shall ensure that following the Effective Time no holder of Consumers Options or any participant in any Consumers stock plan shall have any right thereunder to acquire any equity securities of Consumers or any of its subsidiaries. Nothing shall restrict the ability of holders of Consumers Options to exercise such options prior to the Effective Time and upon such exercise to be treated like any other holder of Consumers Common Stock.


        Shares of BankUnited capital stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding immediately after the Merger.

EXCHANGE OF CERTIFICATES

        Promptly after the Effective Time (but in no event more than three business days following the Effective Time), BankUnited and Consumers shall cause the exchange agent to mail appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Consumers Common Stock shall pass, only upon proper delivery of such certificates to the exchange agent) to the former shareholders of Consumers. After the Effective Time, each holder of shares of Consumers Common Stock issued and outstanding at the Effective Time (other than shares as to which dissenters' rights have been asserted) shall surrender the certificate or certificates theretofore representing such shares, together with such transmittal materials properly executed, to the exchange agent and promptly upon surrender (but in no event more than three business days following receipt by the exchange agent) shall receive in exchange therefor the Merger Consideration as provided in the Merger Agreement. The certificate or certificates for Consumers Common Stock so surrendered shall be duly endorsed as the exchange agent may require. Each holder of shares of Consumers Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional shares of BankUnited Class A Common Stock to which such holder would otherwise be entitled. BankUnited shall not be obligated to deliver the consideration to which any former holder of Consumers Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing shares of Consumers capital stock for exchange or the exchange agent receives documents sufficient, in the discretion of the exchange agent and BankUnited, to evidence the holder's ownership interest in Consumers Common Stock. In addition, certificates surrendered for exchange by any person constituting an "affiliate" of Consumers for purposes of Rule 145(c) under the Securities Act shall not be exchanged for certificates representing whole shares of BankUnited Class A Common Stock until BankUnited has received a written agreement from such person that any disposition of such shares shall be made in compliance with applicable provisions of the Securities Act.


        Shares of BankUnited capital stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding and be unaffected by the Merger.

EFFECTIVE TIME

        The Effective Time of the consummation of the Merger shall occur on or promptly after the first business day following the last to occur of (i) the date that is 30 days after the date of the order of the OTS approving the Merger and the Subsidiaries Merger, (ii) the effective date of the last order, approval, or exemption of any other federal or state regulatory agency approving or exempting the Merger and the Subsidiaries Merger, if such action is required,
(iii) the expiration of all required waiting periods after the filing of all notices to all federal or state regulatory agencies required for consummation of the Merger and the Subsidiaries Merger, and (iv) the date on which the shareholders of Consumers approve the Merger Agreement, in each case as contemplated by the Merger Agreement. The Effective Time may occur at such other date and time as BankUnited and Consumers shall agree in writing.

REPRESENTATIONS AND WARRANTIES

        The Merger Agreement contains representations and warranties of BankUnited and Consumers as to, among other things, (i) the corporate organization and existence of each party and its subsidiaries; (ii) the capitalization of each party and its subsidiaries; (iii) the corporate power and authority of each party and the compliance of the Merger Agreement with (a) the articles of incorporation and bylaws of each party, (b) applicable law, and (c) certain material agreements; (iv) governmental and third-party approvals; (v) the timely filing of required regulatory reports; (vi) each party's financial statements and filings with the Commission or the OTS, as applicable; (vii) other than as disclosed in disclosure schedules the absence of the need for either party to pay brokers' fees; (viii) the absence of certain changes in each party's business since March 31, 1996; (ix) the absence of material legal proceedings; (x) the filing and accuracy of each party's tax returns; (xi) each party's employee benefit plans and related matters; (xii) material accuracy and completeness of the filings made by each party with the Commission or the OTS, as applicable; (xiii) each party's compliance with applicable law; (xiv) the absence of material defaults under certain contracts; (xv) agreements between each party and regulatory agencies; (xvi) activities of the subsidiaries of each party; and (xvii) the absence of undisclosed liabilities; and (xviii) specified matters as to Consumers' business and property.

CONDUCT OF BUSINESS PENDING THE MERGER AND OTHER AGREEMENTS

        Pursuant to the Merger Agreement, prior to the Effective Time, Consumers has agreed (i) to conduct its business in the usual, regular and ordinary course consistent with past practice, and (ii) use its best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

        In addition, except as required by law, or as contemplated by the Merger Agreement, Consumers has agreed that without the prior written consent of BankUnited, Consumers will not, among other things:

               (a) other than in the ordinary course of business consistent with past practice since December 31, 1996 ("In the Ordinary Course"), incur any indebtedness for borrowed money, including Federal Home Loan Bank advances (other than (i) Federal Home Loan Bank advances having maturities of six months or less and (ii) short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Consumers or any of its subsidiaries to Consumers or any of its subsidiaries) (it being understood and agreed that incurrence of indebtedness In the Ordinary Course shall include, without limitation, the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance other than In the Ordinary Course;

               (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or issue any additional shares of capital stock, or any securities or obligations convertible into or exchangeable for any shares of its capital stock;

               (c) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the Merger Agreement;

               (d) except for transactions identified by Consumers to BankUnited or pursuant to contracts in force on the date of the Merger Agreement, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

               (e) enter into or terminate any contract or agreement involving annual payments in excess of $20,000 and which cannot be terminated without penalty upon 30 days notice, or make any change in, or extension of, any of its leases or contracts involving annual payments in excess of $20,000 and which cannot be terminated without penalty upon 30 days notice;

               (f) except as identified by Consumers to BankUnited, increase or modify in any manner the compensation or fringe benefits of any of its current or former employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such current or former employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any current or former employee other than routine adjustments in compensation and fringe benefits In the Ordinary Course or accelerate the vesting of any stock options or other stock-based compensation;

               (g) settle any claim, action or proceeding involving the payment of money damages in excess of $20,000, except In the Ordinary Course;

               (h) amend its articles of incorporation or its bylaws;

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

               (i) fail to maintain any regulatory agreements, material licenses and permits or to file in a timely fashion all federal, state, local and foreign tax returns;

               (j) make any capital expenditures of more than $5,000 individually or $20,000 in the aggregate;

               (k) issue any additional shares of Consumers capital stock, except pursuant to the exercise of Consumers Options by the holders thereof; or


               (l) agree to, or make any commitment to, take any of the actions listed above.


CONDITIONS TO THE CONSUMMATION OF THE MERGER

        Each party's obligations to effect the Merger is subject to the fulfillment or waiver at or prior to the Effective Time of the following conditions:

               (a) The Merger Agreement and the transactions contemplated thereby shall have been adopted and approved by the requisite affirmative votes of the holders of Consumers Common Stock entitled to vote thereon;

               (b) The Merger Agreement, the Merger, the Subsidiaries Merger and the other transactions contemplated hereby shall have been approved by the OTS and any other regulatory authorities whose approval is required for consummation of the transactions contemplated hereby, which approvals are subject to no conditions that in the judgment of BankUnited would restrict it or its subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time;

               (c) The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order;

               (d) Neither BankUnited nor Consumers shall be subject to any order, decree, or injunction of any court or agency of competent jurisdiction, directing that the consummation of the transactions contemplated by the Merger Agreement be prohibited or enjoined;


               (e) The shares of BankUnited Common Stock issuable pursuant to the Merger shall have been authorized for trading on the Nasdaq system upon official notice of issuance;


               (f) Holders of no more than ten percent of the outstanding capital stock of Consumers shall have exercised dissenters' rights under Florida law;


               (g) The representations and warranties of the other party to the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of as of an earlier date) as of the closing date as though made on the closing date; and

               (h) Each party shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the closing date.


        The obligations of Consumers to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

               (a) As of the Effective Time Consumers' net worth shall be not less than $6,100,000;

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

               (b) No event, occurrence, or circumstance shall have occurred that would constitute a Material Adverse Effect (as defined in the Merger Agreement) as to BankUnited;


               (c) Consumers will have received an opinion of Kronish, Lieb, Weiner & Hellman LLP addressed to Consumers and/or BankUnited in form reasonably satisfactory to them that for federal income tax purposes the Merger will qualify as a reorganization under the provisions of Section 368 of the Code, and that the conversion of Consumers Common Stock solely into BankUnited Class A Common Stock will be treated as a tax-free exchange; and

               (d) The fair market value of BankUnited Class A Common Stock shall not be less than $8.50, as determined by using the average of the mean of the closing prices of such stock as quoted on the Nasdaq system on each of the ten (10) trading days immediately preceding the Effective Time.


        The obligations of BankUnited to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Time of the following additional conditions:

               (a) As of the Effective Time Consumers' net worth shall be not less than $6,500,000; and

               (b) No event, occurrence, or circumstance shall have occurred that would constitute a Material Adverse Effect as to Consumers.

REGULATORY APPROVAL REQUIRED FOR THE MERGER

        BankUnited and Consumers have agreed to use their reasonable best efforts to obtain the requisite regulatory approvals, which include approval from the OTS, and have filed applications to obtain such requisite regulatory approvals. The Merger is subject to the approval of the OTS. Under federal law, a period of 15 days must expire following approval by the OTS within which period the United States Department of Justice may file objections to the Merger under the federal antitrust laws. The Merger cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that such requisite regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals or the absence of any litigation challenging such approvals. There can likewise be no assurance that the United States Department of Justice will not attempt to challenge the Merger on antitrust grounds or, if such a challenge is made, as to the result thereof.

        BankUnited and Consumers are not aware of any other material governmental approvals or actions that are required prior to the consummation of the Merger other than those described above. It is presently contemplated that, if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

PAYMENT OF FEES TO BANKUNITED

        Consumers has agreed to pay BankUnited a fee equal to $325,000 (the "Termination Fee") plus reasonable out of pocket expenses, not in excess of $25,000 incurred by BankUnited or any of its affiliates in the event any of the following events occurs: (i) Consumers' Board of Directors recommends a proposal other than the acquisition of Consumers by BankUnited; (ii) Consumers' net worth is less than $6.1 million, permitting Consumers to terminate the Merger Agreement, and within nine months after such termination Consumers enters into an agreement to be acquired by another company; or (iii) BankUnited terminates the Merger Agreement as a result of a material breach by Consumers, and within nine months after such termination Consumers enters into an agreement to be acquired by another company. The Termination Fee is payable in the event that the proposal for Consumers to be acquired by a party other than BankUnited has an aggregate value of $11 million or more. If Consumers enters into an agreement with another party and the aggregate value is between $11 million and $11,325,000, the Termination Fee shall be limited to the excess over $11 million.

DISSENTERS' RIGHTS

        Any holder of Consumers Common Stock who objects to the Merger may demand payment of the fair value of his or her shares in cash pursuant to the procedures set forth in Section 607.1320 of the Florida Business Corporation Act. Any holder of Consumers Common Stock contemplating the exercise of his or her dissenter's rights should carefully review the provisions of Sections 607.1301, 607.1302 and 607.1320 of the Florida Business Corporation Act, which are described below and set forth in their entirety as Appendix B to this Prospectus. The following discussion is not complete and is qualified in its entirety by reference to Sections 607.1301, 607.1302 and 607.1320.

        Holders of record of Consumers Common Stock who desire to exercise their dissenter's rights must satisfy all of the following conditions. A writing identifying the shareholder and giving notice of his or her intent to demand cash payment for his or her shares, if the Merger is consummated, must be delivered to Consumers before the shareholder vote on approval of the Merger Agreement. A Consumers shareholder wishing to exercise his or her dissenter's rights must not vote in favor of the Merger Agreement. A holder of Consumers Common Stock who votes his or her shares of Consumers Common Stock against the Merger Agreement, by proxy, or otherwise, but who does not exercise his or her dissenter's rights pursuant to Section 607.1320, will not fulfill the demand for dissenter's rights required under Section 607.1320.

        A shareholder who elects to exercise dissenters' rights must mail or deliver his or her notice to:

                                  Bernard Janis
                Chairman of the Board and Chief Executive Officer
                             Consumers Bancorp, Inc.
                          9400 South Dadeland Boulevard
                                    Suite 620
                              Miami, Florida 33156

        Within ten days of the date on which the shareholder vote authorizing the proposed action was taken, Consumers shall give written notice of the adoption of the Merger Agreement to each shareholder who filed the notice of intent to demand payment for his or her shares pursuant to Section 607.1320.

        Within 20 days after the giving of notice to the dissenting shareholder, the dissenting shareholder shall file with Consumers a notice of his or her election to dissent, stating his or her name and address, the number of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the Merger Agreement. The dissenting shareholder shall deposit his or her certificates with Consumers simultaneously with the filing of the election to dissent.

        Upon the filing of the notice of election to dissent, the dissenting shareholder shall be entitled only to such payment as provided in Section
607.1320 and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the dissenting shareholder at any time before an offer is made by Consumers to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless Consumers consents thereto. The right of the dissenting shareholder to be paid the fair value of his shares shall cease, and he or she shall be reinstated to have all the rights of a shareholder if (1) his or her demand is withdrawn; (2) the Merger Agreement is abandoned or rescinded or shareholders revoke the authority to effect such action; (3) no demand or petition for the determination of fair value by a court has been made or filed within the time provided in Section 607.1320; or (4) a court of competent jurisdiction determines that the dissenting shareholder is not entitled to relief provided by
Section 607.1320.

        Within ten days after the expiration of the period in which a dissenting shareholder may file his or her notice of election to dissent, or within ten days after the Merger is effected, whichever is later (but in no case later than 90 days from the date of the shareholders vote) Consumers shall make a written offer to each dissenting shareholder who has made demand as provided above to pay an amount Consumers estimates to be the fair value of the Consumers Common Stock. Such offer shall be accompanied by (1) a balance sheet of Consumers, as of the latest available date and not more than 12 months prior to the making of such offer and (2) a profit and loss statement of Consumers for the 12-month period ended on the date of such balance sheet. If the Merger has not been effected, the offer may be made conditional upon the consummation of such action. Under Section 607.1320 of the Florida Business Corporation Act, fair value with respect to dissenters' shares means the value of the shares as of the close of business on the day prior to the date on which the shareholders vote authorizing the corporate action to which the shareholder is dissenting, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the Merger, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

        If Consumers fails to make such offer within the period specified above or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then Consumers, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date of which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in the Circuit Court of Dade County, Florida requesting that the fair value of said shares be determined. If Consumers fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of Consumers. All dissenting shareholders, other than shareholders who have agreed with Consumers as to the value of their shares shall be made party to the proceeding as an action against their shares. Consumers shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of Florida in the manner provided by law for the service of a Summons and Complaint and upon each non-resident dissenting shareholder either by registered or certified mail and publication or in such manner as permitted by law. All dissenting shareholders who are proper parties to the proceeding shall be entitled to judgement against Consumers for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Consumers shall pay each dissenting shareholder the amount found to be due him or her within ten days after final determination of the proceedings. At the discretion of the court, the judgement may include a fair rate of interest to be determined by the court. Upon payment of the judgement, the dissenting shareholders shall cease to have any interest in such shares.

        The costs and expenses of any court proceedings shall be determined by the court and shall be assessed against Consumers, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom Consumers has made an offer to pay for the shares, if the courts find that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amounts which Consumers offered to pay thereto, or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

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

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        THE FOLLOWING DISCUSSION OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER UNDER PRESENT LAW DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO ANY PARTICULAR SHAREHOLDERS. CERTAIN SHAREHOLDERS (INCLUDING, BUT NOT LIMITED TO, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, BROKER-DEALERS, EMPLOYEE SHAREHOLDERS, FOREIGN CORPORATIONS AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES) MAY BE SUBJECT TO SPECIAL RULES NOT DISCUSSED BELOW. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER TAX MATTERS.

        Consumers and BankUnited have received an opinion of Kronish, Lieb, Weiner & Hellman LLP, special tax counsel to BankUnited, to the effect that for federal income tax purposes (i) the Merger and the Subsidiaries Merger will each be a reorganization under Section 368(a) of the Code, (ii) none of Consumers, BankUnited, Consumers Savings Bank or BankUnited, FSB will recognize any taxable gain or loss upon consummation of the Merger or consummation of the Subsidiaries Merger, and (iii) the Merger will result in the tax consequences summarized below for Consumers shareholders who receive BankUnited Common Stock, BankUnited Common Stock and cash, or cash only, in exchange for Consumers Common Stock in the Merger. Receipt of substantially the same opinion of Kronish, Lieb, Weiner & Hellman LLP as of the Effective Time is a condition to consummation of the Merger. The opinion of Kronish, Lieb, Weiner & Hellman LLP is based on, and the opinion to be given as of the Effective Time will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Consumers and BankUnited, the existing and future ownership of Consumers and BankUnited, and the future plans for Consumers' business.

        As described below, the federal income tax consequences to a shareholder of Consumers will depend on whether the shareholder exchanges shares of Consumers Common Stock for BankUnited Common Stock, cash, or a combination of BankUnited Common Stock and cash. The following summary does not discuss all potentially relevant federal income tax matters, consequences to any shareholders subject to special tax treatment (for example, tax-exempt organizations and foreign persons), or consequences to shareholders who acquired their Consumers Common Stock through the exercise of employee stock options or otherwise as compensation.

        EXCHANGE OF CONSUMERS COMMON STOCK FOR BANKUNITED COMMON STOCK. A holder of shares of Consumers Common Stock who receives solely BankUnited Common Stock in exchange for all his shares of Consumers Common Stock will not recognize any gain or loss on the exchange. If a shareholder receives BankUnited Common Stock and cash in lieu of a fractional share of BankUnited Common Stock, the shareholder will recognize taxable gain or loss solely with respect to such fractional share as if the fractional share had been received and then redeemed for the cash. A shareholder who exchanges all his shares of Consumers Common Stock for BankUnited Common Stock will have an aggregate tax basis in the shares of BankUnited Common Stock (including any fractional share interest) equal to his tax basis in the shares of Consumers Common Stock exchanged therefor. A shareholder's holding period for shares of BankUnited Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of Consumers Common Stock exchanged therefor if they are held as a capital asset at the time of the Merger.

        EXCHANGE OF CONSUMERS COMMON STOCK FOR CASH AND BANKUNITED COMMON STOCK. A holder of shares of Consumers Common Stock who receives both cash and shares of BankUnited Common Stock (including any fractional share interest) in the Merger will recognize any gain realized up to the amount of cash received (excluding cash paid in lieu of a fractional share of BankUnited Common Stock) but will not recognize any loss. If the shareholder holds his Consumers Common Stock as a capital asset at the time of the Merger, the amount of gain recognized generally will be treated as capital gain.

        However, it is possible that such gain will be treated as dividend income, depending on a shareholder's individual circumstances. Dividend treatment would arise if, had a shareholder received shares of BankUnited Common Stock instead of the cash actually received and had BankUnited then redeemed those shares for cash, such a redemption would have been taxable as a dividend (rather than a sale) under Section 302 of the Code. A shareholder should consult his own tax advisor to determine whether gain recognized on the exchange of Consumers Common Stock for shares of BankUnited Common Stock and cash is to be treated as capital gain, as typically will be the case, or a dividend.

        A shareholder's tax basis in the shares of BankUnited Common Stock (including any fractional share interest) received will equal his tax basis in his shares of Consumers Common Stock exchanged therefor, reduced by the amount of cash received (excluding cash paid in lieu of a fractional share of BankUnited Common Stock) and increased by the amount of gain recognized (including any gain treated as a dividend). A shareholder's holding period for shares of BankUnited Common Stock (including any fractional share interest) received in the Merger will include his holding period for the shares of Consumers Common Stock exchanged therefor if they are held as capital assets at the time of the Merger. If a shareholder receives cash in lieu of a fractional share of BankUnited Common Stock, the shareholder will recognize gain or loss as if the fractional share had been received and then redeemed for the cash.

        EXCHANGE OF CONSUMERS COMMON STOCK FOR CASH. Any shareholder who makes an election to receive cash for all his shares should be aware that he may, in fact, receive some BankUnited Common Stock under the proration provisions of the Merger Agreement. Such a shareholder should therefore be familiar with the rules, described above, that apply to a holder who receives cash and some BankUnited Common Stock.

        Generally, a shareholder receiving solely cash in the Merger, or pursuant to the exercise of dissenters' rights, will recognize gain or loss equal to the difference between the amount of cash received and his tax basis in his shares of Consumers Common Stock surrendered. Such gain or loss generally will be capital gain or loss if the shares of Consumers Common Stock are held as a capital asset at the time of the Merger. However, it is possible that a shareholder's receipt of cash in exchange for Consumers Common Stock could be treated as dividend income if the shareholder actually owns or constructively owns (under the rules of Section 318 of the Code) shares of BankUnited Common Stock or constructively owns shares of Consumers Common Stock actually owned by another person. The cash received by such a shareholder could be treated as a dividend if the shareholder would have had a dividend (rather than a sale) under
Section 302 of the Code in either of two situations: (1) before the Merger, Consumers redeemed the shareholder's shares of Consumers Common Stock for cash, or (2) the shareholder received shares of BankUnited Common Stock in exchange for his Consumers Common Stock (instead of the cash actually received) and BankUnited then redeemed those shares of BankUnited Common Stock for cash. A shareholder should consult his own tax advisor to determine whether the exchange of Consumers Common Stock for cash in the Merger, or pursuant to the exercise of dissenters' rights, is to be treated as a sale, as typically will be the case, or as a dividend.

ACCOUNTING TREATMENT

        The acquisition of Consumers pursuant to the Merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of Consumers will be recorded on the consolidated books of BankUnited at their fair values at the Effective Time. Any excess of the value of the consideration paid by BankUnited over the fair value of Consumers' identifiable net assets acquired will be treated as goodwill and will be amortized over a period of 25 years.

TERMINATION OF THE MERGER AGREEMENT

        The Merger Agreement provides that the Merger may be terminated at any time prior to the Effective Time, whether before or after approval by Consumers' shareholders:

               (a) by mutual consent of the Board of Directors of BankUnited and the Board of Directors of Consumers; or

               (b) by the Board of Directors of BankUnited or the Board of Directors of Consumers if (i) the OTS has denied approval of the Merger and such denial has become final and nonappealable or has approved the Merger subject to conditions that in the judgment of BankUnited would restrict it or its subsidiaries or affiliates in their respective spheres of operations and business activities after the Effective Time or (ii) the Effective Time does not occur by March 15, 1998, unless mutually extended by the parties; or


               (c) by either party (if such party is not in material breach of any of its obligations under the Merger Agreement) pursuant to notice in the event of a breach or failure by the other that is material in the context of the transactions contemplated by the Merger Agreement of any representation, warranty, covenant or agreement of the other contained in the Merger Agreement which has not been, or cannot be, cured within 30 days after written notice of such breach is given; or


               (d) by either party if the shareholders of Consumers fail to approve the Merger; or

               (e) by Consumers if (i) there shall not have been a material breach of any covenant or agreement on the part of Consumers under the Merger Agreement and (ii) prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide Acquisition Proposal (as defined in the Merger Agreement) that the Consumers Board determines in its good faith judgment and in the exercise of its fiduciary duties, based as to legal matters on the reasonable advice of legal counsel and as to financial matters on the reasonable advice of an investment banking firm of national reputation, is more favorable to the Consumers shareholders than the Merger and that the failure to terminate the Merger Agreement and accept such alternative Acquisition Proposal would be inconsistent with the proper exercise of such fiduciary duties; or

               (f) If the Consumers net worth is less than $6,500,000, then at BankUnited's option, it may either terminate the Merger Agreement, or proceed to consummate the Merger by reducing the aggregate Merger Consideration to be paid to holders of Consumers stock and the amounts to be paid to holders of Consumers stock options by $1.25 for each dollar that the Consumers net worth is less than $6,500,000.

MODIFICATION AND WAIVER OF THE MERGER AGREEMENT


        To the extent permitted by law, the Merger Agreement may be amended by a subsequent writing signed by each of BankUnited and Consumers; provided, however, that the provisions hereof relating to the manner or basis in which shares of Consumers capital stock will be exchanged for the merger consideration shall not be amended after the Consumers shareholders meeting without any requisite approval of the holders of the issued and outstanding shares of Consumers capital stock entitled to vote thereon.


        Prior to or at the Effective Time, each of BankUnited and Consumers shall have the right to waive any default in the performance of any term of the Merger Agreement by the other, to waive or extend the time for the compliance or fulfillment by the other of any and all of the other's obligations under the Merger Agreement and to waive any or all of the conditions precedent to its obligations under the Merger Agreement, except any condition which, if not satisfied, would result in the violation of any law or applicable governmental regulation.

BOARD OF DIRECTORS, MANAGEMENT AND OPERATIONS FOLLOWING THE MERGER

        The Board of Directors of BankUnited consists of 15 persons and will not change as a result of the consummation of the Merger. The executive officers of BankUnited after the Merger will be comprised of members of BankUnited's current senior management. It has not yet been determined which members of Consumers' management will become officers of BankUnited following the Merger.

EXPENSES

        The Merger Agreement provides that BankUnited and Consumers will each pay its own expenses in connection with the Merger and the transactions contemplated thereby.


RESALES OF BANKUNITED CLASS A COMMON STOCK RECEIVED/ISSUED IN THE MERGER

        The BankUnited Class A Common Stock issued pursuant to the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any Consumers shareholder who may be deemed to be an affiliate of BankUnited for purposes of Rule 144 promulgated under the Securities Act ("Rule 144") or an affiliate of Consumers for purposes of Rule 145 promulgated under the Securities Act ("Rule 145") (each an "Affiliate"). Affiliates will include persons (generally executive officers, directors and 10% shareholders) who control, are controlled by, or are under common control with (i) Consumers at the time of the Consumers Special Meeting or (ii) BankUnited at or after the Effective Time.

        Rules 144 and 145 will restrict the sale of the BankUnited Class A Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Generally speaking, during the one year period following the Effective Time, those persons who are Affiliates of Consumers at the time of the Consumers Special Meeting, provided they are not Affiliates of BankUnited at or following the Effective Time, may publicly resell any shares of the BankUnited Common Stock received by them in the Merger, subject to certain limitations as to, among other things, the amount of the BankUnited Common Stock sold by them in any three-month period and as to the manner of sale. After the one-year period, such Affiliates may resell their shares without such restrictions so long as there is adequate current public information with respect to BankUnited as required by Rule 144. Persons who become Affiliates of BankUnited prior to or after the Effective Time, may publicly resell the BankUnited Common Stock received by them in the Merger subject to the volume, manner of sale and current public information limitations and certain filing requirements specified in Rule 144.

        The ability of Affiliates to resell shares of the BankUnited Class A Common Stock received in the Merger under Rule 144 or Rule 145 as summarized herein generally will be subject to BankUnited having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates also would be permitted to resell the BankUnited Class A Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements.

        This Prospectus does not cover any resales of the BankUnited Class A Common Stock received by persons who may be deemed to be Affiliates of BankUnited or Consumers in the Merger.


        Consumers has agreed in the Merger Agreement to use its best efforts to cause each person who is an Affiliate (for purposes of Rule 145) of Consumers to deliver to BankUnited a written agreement intended to ensure compliance with the Securities Act.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         The following Unaudited Pro Forma Condensed Combined Statement of Financial Condition as of September 30, 1997, and the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended September 30,
1997 give effect to the Merger accounted for as a purchase of Consumers by BankUnited. Under the purchase method of accounting, all assets and liabilities of Consumers at September 30, 1997 have been adjusted to their current estimated fair values and combined with the asset and liability book values of BankUnited. The Unaudited Pro Forma Condensed Combined Statement of Financial Condition assumes the Merger was effective on September 30, 1997. The Unaudited Pro Forma Condensed Combined Statement of Operations gives effect to the Merger as if the Merger had occurred at October 1, 1996.


         The pro forma information is based on the historical consolidated financial statements of BankUnited and of Consumers, as adjusted, as set forth in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. Consumers' fiscal year-end is March 31, and thus Consumers' financial statements have been adjusted to reflect an unaudited fiscal year ending September 30, 1997. The Unaudited Pro Forma Condensed Combined Financial Statements do not give effect to any anticipated cost savings or potential revenue enhancements in connection with the Merger.

         The information shown below should be read in conjunction with the consolidated historical financial statements of BankUnited and of Consumers, including the respective notes thereto, which are included or incorporated by reference in this Registration Statement on Form S-4. The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future or of the combined financial position or results of operations which would have been realized had the Merger been consummated during the periods or as of the dates for which the pro forma data are presented.

         Pro forma per share amounts for BankUnited giving effect to the Merger are based on the Exchange Ratio of 2.08098 shares of BankUnited's Class A Common Stock for each share of the Consumers' common stock.




                     UNAUDITED PRO FORMA CONDENSED COMBINED
                        STATEMENT OF FINANCIAL CONDITION
                               September 30, 1997

                                                                                                                         COMBINED
                                                                      BANKUNITED      CONSUMERS       ADJUSTMENTS       PRO FORMA
                                                                      ----------      ---------       -----------       ---------
                                                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                    ASSETS
Cash and due from banks ....................................     $     10,571    $       464      $    (646)(2)     $     10,389
FHLB overnight deposits and federal funds sold..............           79,413          2,120              -               81,533
Tax certificates, net ......................................           49,283              -              -               49,283
Investments, held to maturity ..............................           14,494          1,999              -               16,493
Investments, available for sale, at market..................           10,166          9,429              -               19,595
Mortgage-backed securities, held to maturity................           11,352          3,820             70(1)            15,242
Mortgage-backed securities, available for sale, at market...          108,919         14,541              -              123,460
Loans receivable, net ......................................        1,661,381         67,505          2,000(1)         1,730,886
Mortgage loans held for sale ...............................          104,342          5,495              -              109,837
Other interest earning assets ..............................           33,599            673              -               34,272
Mortgage servicing rights ..................................            4,783              -              -                4,783
Office properties and equipment, net........................            7,371            539              -                7,910
Real estate owned, net .....................................              611            206              -                  817
Accrued interest receivable ................................           16,261            641              -               16,902
Cost over fair value of net assets acquired and
  other intangible assets ..................................           14,278              -          3,515(1)            17,793
Prepaid expenses and other assets ..........................           18,582            420              -               19,002
                                                                 ------------    -----------      ---------         ------------
    Total assets ...........................................     $  2,145,406    $   107,852      $   4,939         $  2,258,197
                                                                 ============    ===========      =========         ============
               LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits.................................................      $  1,195,892    $    87,680      $       -         $  1,283,572
  Advances from FHLB and other borrowings..................           701,484          8,000              -              709,484
  Trust Preferred Securities ..............................           116,000              -              -              116,000
  Advance payments by borrowers for taxes and insurance ...            10,688          1,936            765(3)            12,624
  Accrued expenses and other liabilities...................            21,697          3,269            787(6)            26,518
                                                                 ------------    -----------      ---------         ------------
    Total liabilities .....................................         2,045,761        100,885          1,552            2,148,198
                                                                 ------------    -----------      ---------         ------------

Stockholders' Equity:
  Preferred Stock .........................................                22              -              -                   22
  Class A Common Stock ....................................                92              5              5(2)               102
  Class B Common Stock ....................................                 3              -              -                    3
  Additional paid-in capital ..............................            86,678          4,148          6,196(2)            97,022
  Retained earnings .......................................            11,989          2,748         (2,748)(2)           11,989
  Net unrealized gains on securities available for sale ...               861             66            (66)(2)              861
                                                                 ------------    -----------      ---------         ------------
    Total stockholders' equity ............................            99,645          6,967          3,387              109,999
                                                                 ------------    -----------      ---------         ------------
    Total liabilities and stockholders' equity.............      $  2,145,406    $   107,852      $   4,939         $  2,258,197
                                                                 ============    ===========      =========         ============

Book value per common share ...............................              7.94                                               8.16
Fully converted tangible book value per share..............              6.88                                               7.12





                     UNAUDITED PRO FORMA CONDENSED COMBINED
                             STATEMENT OF OPERATIONS
                      for the year ended September 30, 1997


                                                                                                                      COMBINED
                                                                      BANKUNITED    CONSUMERS     ADJUSTMENTS(5)      PRO FORMA
                                                                      ----------    ---------     --------------      ---------
                                                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATIONS DATA:
Interest income .........................................             $  108,774   $    7,238       $   (414)(1)     $  115,598
Interest expense ........................................                 75,960        4,441              -             80,401
                                                                      ----------   ----------       --------         ----------
Net interest income before provision for loan losses.....                 32,814        2,797           (414)            35,197
Provision for loan losses ...............................                  1,295            -              -              1,295
                                                                      ----------   ----------       --------         ----------
Net interest income after provision for loan losses......                 31,519        2,797           (414)            33,902

Non-interest income:
  Loan servicing income, net ............................                  1,568          279              -              1,847
  Gain on sale of assets ................................                    821           47            (21)(4)            847
  Other..................................................                  1,671          219              -              1,890
                                                                      ----------   ----------       --------         ----------
    Total non-interest income ...........................                  4,060          545            (21)             4,584

Non-interest expense:
  Employee compensation and benefits ....................                  8,880        1,432              -             10,312
  Occupancy and equipment ...............................                  3,568          451              -              4,019
  Other operating expenses ..............................                 10,499          847           (141)(1)         11,487
                                                                      ----------   ----------       --------         ----------
    Total non-interest expenses .........................                 22,947        2,730           (141)(1)         25,818
                                                                      ----------   ----------       --------         ----------

Income before income taxes and preferred stock dividends.                 12,632          612           (576)            12,668
Provision for income taxes ..............................                  5,033          226           (l65)(6)          5,094
                                                                      ----------   ----------       --------         ----------
Net income before preferred stock dividends..............                  7,599          386           (411)             7,574
Preferred stock dividends ...............................                  2,890            -              -              2,890
                                                                      ----------   ----------       --------         ----------
Net income after preferred stock dividends...............             $    4,709   $      386       $   (411)        $    4,684
                                                                      ==========   ==========       ========         ==========
PER COMMON SHARE DATA:
Primary earnings per common share and common
  equivalent share ......................................             $     0.54                                     $     0.48
Earnings per common share assuming full dilution.........             $     0.54                                     $     0.48
Weighted average number of common shares and common
 equivalent shares assumed outstanding during the period:
  Primary ...............................................              8,679,845                                      9,689,991
  Fully diluted .........................................              9,030,843                                     10,159,051


                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                          COMBINED FINANCIAL STATEMENTS

(1) Adjustments to fair value for Consumer's assets and liabilities are as follows (dollars in thousands):

                                                                 AMORTIZATION               ANNUAL IMPACT ON
                                                  ADJUSTMENTS   PERIOD AND METHOD         STATEMENT OF OPERATIONS
                                                  -----------   -----------------         -----------------------

      Loans Receivable                           $ 2,000         9 years/interest method     $ (400)
      Mortgage-Backed Securities,                     70         9 years/interest method        (14)
        Held to maturity                                                                     ------
                                                                                             $ (414)
      Cost over fair value of
        net assets acquired                        3,515        25 years/straight line         (141)


(2) The purchase price of $11,000,000 represents the issuance of 1,110,782 shares of BankUnited Class A Common Stock at a price of $10.25 per share (the negotiated cash price in the Merger Agreement) and $646,000 to cash out Consumers' outstanding stock options.

    The following summarizes the entries to Stockholders' Equity (dollars in thousands):


                                                                   ENTRIES TO              ENTRIES TO
                                                            ELIMINATE CONSUMERS        RECORD STOCK TO
                                                                  EQUITY                 BE ISSUED           TOTAL
                                                             ------------------        ----------------      ------
    Class A Common                                            $       (5)             $       10          $       5
    Additional Paid-in Capital                                    (4,148)                 10,344              6,196
    Retained Earnings                                             (2,748)                      -             (2,748)
    Net unrealized gains on securities available for sale            (66)                      -                (66)
                                                              ----------              ----------          ---------
       Total Stockholders' Equity                             $   (6,967)             $   10,354          $   3,387
                                                              ==========              ==========          =========

(3) The total purchase price includes $765,000 of accrued liabilities for direct acquisition costs such as legal, accounting, investment banking and other professional fees and expenses.


(4) The pro forma adjustments reflect the reversal of securities gains recorded by Consumers as these gains would have been recorded as market value adjustments in purchase accounting.

(5) The pro forma adjustments do not include the effect of any potential expense reductions, revenue enhancements or restructuring charges.

(6) The statutory income tax rate is assumed to be 38%. Amortization of the cost over fair value of net assets acquired (goodwill) is not deductible for tax purposes.

                          DESCRIPTION OF CAPITAL STOCK

        Set forth below is a summary of certain terms and provisions of BankUnited's capital stock, which is qualified in its entirety by reference to BankUnited's Articles of Incorporation and to the Statements of Designation setting forth the resolutions establishing the rights and preferences of BankUnited's stock. Copies of the Articles of Incorporation and Statements of Designation have been incorporated by reference into the Registration Statement of which this Prospectus forms a part.

        Under the Articles of Incorporation, the authorized but unissued and unreserved shares of BankUnited's capital stock will be available for issuance for general corporate purposes, including, but not limited to, possible stock dividends, future mergers or acquisitions, or private or public offerings. Except as may otherwise be required, shareholder approval will not be required for the issuance of those shares.


        The following table sets forth all classes of stock outstanding, and stock options and warrants held, as of October 31, 1997, as well as the amount of BankUnited Class A Common Stock which would be outstanding upon exercise or conversion of all outstanding options, warrants and convertible securities:



                                                         SHARES, OPTIONS       SHARES OF CLASS A
                                                           AND WARRANTS           COMMON STOCK
                                                            OUTSTANDING         CONVERTIBLE INTO
                                                         ---------------       -----------------
Class A Common Stock.....................................  13,861,960             13,861,960
Class B Common Stock.....................................     278,685                278,685
Series 1993 Preferred Stock..............................     743,870                743,870
Series B Preferred Stock.................................     203,818                304,891
9% Preferred Stock.......................................     697,117                      0
Stock Options............................................   1,586,624              1,586,624
Warrants.................................................      55,200                 93,034
                                                           ----------            -----------

       Total.............................................  17,427,274             16,869,064
                                                           ==========             ==========


CLASS A COMMON STOCK


        BankUnited's Articles of Incorporation authorizes the issuance, in series, of up to 30,000,000 shares of Class A Common Stock and permits BankUnited's Board of Directors to establish the rights and preferences of each series of Class A Common Stock. The Board of Directors has allocated 20,000,000 shares to the Series I Class A Common Stock, the only series of Class A Common Stock outstanding. As of October 31, 1997, 13,861,960 shares of Class A Common Stock were issued and outstanding and 3,004,940 shares were reserved for issuance under BankUnited's stock option and stock bonus plans and upon the conversion of other classes of stock, as described below.


        DIVIDENDS. The holders of the Class A Common Stock are entitled to dividends when, as, and if declared by BankUnited's Board of Directors out of funds legally available therefor, which may be declared solely on the Class A Common Stock or for not less than 110% of the amount per share of any dividend declared on the Class B Common Stock. The payment of dividends by BankUnited will depend on BankUnited's net income, financial condition, regulatory requirements and other factors deemed relevant by the Board of Directors. See "Risk Factors" for a discussion of certain factors relating to the ability of BankUnited to pay dividends.

        VOTING RIGHTS. Each share of Class A Common Stock entitles the holder thereof to one-tenth vote on all matters upon which shareholders have the right to vote. The Class A Common Stock does not have cumulative voting rights in the election of directors.

        LIQUIDATION. In the event of any liquidation, dissolution or winding up of BankUnited, the holders of shares of Class A Common Stock are entitled to share equally with the holders of shares of Class B Common Stock, after payment of all debts and liabilities of BankUnited and subject to the prior rights of holders of shares of BankUnited's Preferred Stock, in the remaining assets of BankUnited.

        NO PREEMPTIVE RIGHTS; REDEMPTION; ASSESSABILITY. Holders of shares of Class A Common Stock are not entitled to preemptive rights with respect to any shares of any stock of BankUnited that may subsequently be issued. The Class A Common Stock is not subject to call or redemption and, as to shares of Class A Common Stock currently outstanding, are fully paid and non-assessable. When the shares of Class A Common Stock offered hereby are issued upon payment of the purchase price therefor, such shares will be fully paid and non-assessable.

CLASS B COMMON STOCK


        BankUnited's Articles of Incorporation authorizes the issuance of up to 3,000,000 shares of Class B Common Stock, all of which have the rights and preferences described below. The Class B Common Stock is held by directors, executive officers and other certain shareholders of BankUnited. As of October 31, 1997, 278,685 shares of Class B Common Stock were issued and outstanding and 1,885,716 shares were reserved for issuance under BankUnited's stock option and stock bonus plans and upon the conversion of Series B Preferred Stock, as described below.


        DIVIDENDS. The holders of Class B Common Stock are entitled to dividends when, as, and if declared by BankUnited's Board of Directors out of funds legally available therefor. The payment of dividends on the Class B Common Stock is subject to the right of the holders of the Class A Common Stock to receive a dividend per share of 110% of the amount per share of any dividend declared on the Class B Common Stock.

        VOTING RIGHTS. Each share of Class B Common Stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. The Class B Common Stock does not have cumulative voting rights in the election of directors.

        CONVERTIBILITY. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

        LIQUIDATION. In the event of any liquidation, dissolution or winding up of BankUnited, the holders of shares of Class B Common Stock are entitled to share equally with the holders of shares of Class A Common Stock, after payment of all debts and liabilities of BankUnited and subject to the prior rights of holders of shares of BankUnited's Preferred Stock, in the remaining assets of BankUnited.

        NO PREEMPTIVE RIGHTS; REDEMPTION; ASSESSABILITY. Holders of shares of Class B Common Stock are not entitled to preemptive rights with respect to any shares of any stock of BankUnited that may be issued. The Class B Common Stock is not subject to call or redemption and is fully paid and non-assessable.

PREFERRED STOCK


        BankUnited's Articles of Incorporation authorizes the issuance, in series, of up to 10,000,000 shares of Preferred Stock and permits BankUnited's Board of Directors to establish the rights and preference of each of such series and to increase the number of shares in any of the series. As of October 31, 1997, 743,870 shares of 8% Noncumulative Convertible Preferred Stock, Series 1993 (the "Series 1993 Preferred Stock"), 203,818 shares of Series B Preferred Stock, and 697,117 shares of 9% Noncumulative Perpetual Preferred Stock (the "9% Preferred Stock"), were issued and outstanding.

        The shares of Series B Preferred Stock are held by directors, executive officers and other shareholders of BankUnited. The shares of Series 1993 Preferred Stock and the 9% Preferred Stock are publicly held.


        DIVIDENDS. The total annual dividend requirement for all series of BankUnited's Preferred Stock outstanding as of October 31, 1997 is $1.3 million. In August 1997 the Board of Directors decreased the dividend rate on the Series B Preferred Stock to 7.5% per annum. See Note 13 to BankUnited's Consolidated Financial Statements incorporated by reference into this Prospectus.


        VOTING RIGHTS. Each share of Series B Preferred Stock is entitled to two and one-half votes per share on all matters submitted to the vote of shareholders. The Series B Preferred Stock does not have cumulative voting rights in the election of directors. The Series 1993 Preferred Stock and the 9% Preferred Stock are non-voting.

        The Series B Preferred Stock, Series 1993 Preferred Stock and the 9% Preferred Stock are each permitted to elect two directors for their respective classes to the Board, if BankUnited fails to declare and pay dividends for six dividend periods, whether or not those periods are consecutive. The right to elect directors would be revoked once BankUnited paid dividends in four consecutive periods.

        CONVERSION RIGHTS. Each share of Series B Preferred Stock is convertible into 1.4959 shares of Class B Common Stock, subject to adjustment on the occurrence of certain events. Each share of Series 1993 Preferred Stock is convertible into one share of Class A Common Stock, subject to adjustment upon the occurrence of certain events.

        LIQUIDATION. In the event of any liquidation, dissolution or winding up of BankUnited, voluntary or involuntary, the 9% Preferred Stock and the Series 1993 Preferred Stock shall be entitled to a distribution of $10.00 and $10.00 per share, respectively, out of the assets of BankUnited available for distribution to shareholders prior to any distribution being made on any other class of stock of BankUnited. In the event of liquidation, dissolution, or winding up of BankUnited, after payment of any debts and other liabilities of BankUnited, after the per share distributions to the Series 1993 Preferred Stock and the 9% Preferred Stock, and prior to any distribution of assets to the holders of Class A Common Stock or Class B Common Stock, the holders of the Series B Preferred Stock will be entitled to a preference on liquidation of $7.375 per share, if the liquidation is involuntary. Such holders shall be entitled to receive the redemption price per share applicable to such stock at the time of liquidation if the liquidation is involuntary.

        REDEMPTION. Pursuant to its original terms, the Series B Preferred Stock was redeemable at BankUnited's option at $7.5225 per share to January 31, 1996, declining thereafter at $.07375 per share during each year through January 31, 1998, and thereafter at $7.375 per share. In connection with the recent decrease in the dividend rate, the Board agreed that the Series B Preferred Stock would not be redeemed for a ten year period (until August 2008) without the consent of at least 51% of the voting stock of such series.

        The 9% Preferred Stock is redeemable after September 30, 1998 at the option of BankUnited at a redemption price of $10.00 per share.

        RANK. The 9% Preferred Stock and the Series 1993 Preferred Stock rank senior to all other classes of stock of BankUnited with respect to dividend rights and rights upon liquidation, dissolution or winding up of BankUnited. The Series B Preferred Stock ranks senior to the Class A Common Stock and Class B Common Stock, as to dividend rights, rights upon liquidation, dissolution or winding up of BankUnited, and redemption rights.

        NO PREEMPTIVE RIGHTS; ASSESSABILITY. Holders of BankUnited's Preferred Stock are not entitled to preemptive rights with respect to any shares of any stock of BankUnited that may be issued. The outstanding Preferred Stock is fully paid and non-assessable.

NO OTHER RIGHTS

        The shares of Class A Common Stock shall not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth above and in BankUnited's Articles of Incorporation or as otherwise required by law.

TRANSFER AGENT

        BankUnited's transfer agent is American Stock Transfer & Trust Company, New York, New York.

CERTAIN ANTI-TAKEOVER PROVISIONS

        Certain provisions of BankUnited's Articles of Incorporation and Bylaws, as well as certain provisions of Florida law, could have the effect of deterring takeovers. The Board of Directors believes that the provisions of BankUnited's Articles of Incorporation and Bylaws described below are prudent and in the best interests of BankUnited and its shareholders. Although these provisions may discourage a future takeover attempt in which shareholders might receive a premium for their shares over the then current market price and may make removal of incumbent management more difficult, the Board of Directors believes that the benefits of these provisions outweigh their possible disadvantages. Management is not aware of any current effort to effect a change in control of BankUnited. In addition, BankUnited has opted not to be governed by the affiliated transactions and control-share acquisitions sections of the Florida Business Corporation Act.

        DIRECTORS. The Board of Directors is divided into three classes of directors serving staggered three-year terms. Vacancies on the Board may be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The maximum number of members of BankUnited's Board of Directors is 20.

        Shareholders entitled to vote may nominate persons for election as directors only if written notice is given not later than (i) with respect to an annual meeting, 60 days in advance of the meeting, and (ii) with respect to a special meeting, the close of business on the seventh day following the date on which notice of the meeting is first given.

        CUMULATIVE VOTING. Shareholders may not cumulate their votes in the election of directors.

        CAPITAL STRUCTURE. The Board of Directors may authorize for issuance various series of Class A Common Stock and Preferred Stock with different voting rights. The Board of Directors is authorized to establish the rights and preferences of such stock and issue such shares, subject to shareholder approval in certain circumstances.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

GENERAL

        The rights of Consumers' shareholders are currently governed by Consumers' Articles of Incorporation, Consumers' bylaws (the "Consumers' Bylaws") and the Florida Business Corporation Act (the "FBCA"). The rights of BankUnited's shareholders are governed by the BankUnited Articles of Incorporation, the Bylaws of BankUnited (the "BankUnited Bylaws") and the FBCA. After the Effective Date, the rights of Consumers shareholders who become shareholders of BankUnited will be governed by the BankUnited Articles of Incorporation, the BankUnited Bylaws and the FBCA. In most respects, the rights of holders of the Consumers Common Stock are similar to those of holders of the BankUnited Common Stock. The following is a summary of the material differences between the rights of holders of the Consumers Common Stock and the rights of holders of the BankUnited Common Stock. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the Consumers' Articles of Incorporation and Bylaws, the BankUnited Articles of Incorporation and Bylaws and the FBCA.

REQUIRED SHAREHOLDER VOTES


        Under Florida law, the Consumers' Bylaws and the BankUnited's Bylaws, the affirmative vote of a majority of the holders of BankUnited capital stock entitled to vote would be required to approve a merger, consolidation, or other business combination to which Consumers or BankUnited is a party and which requires the consent of holders of Consumers or BankUnited capital stock under Florida law. Furthermore, the Statement of Designation of the BankUnited Class A Common Stock and the BankUnited Class B Common Stock provides that in the event of any consolidation of BankUnited with or merger of BankUnited into another corporation, or in the event of any sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of BankUnited to another corporation, then, in any such consolidation, merger, sale, conveyance, exchange or transfer, if the consideration per share to be received for the shares of the BankUnited Class A Common Stock differs in any substantial kind or amount from the per share consideration to be received for the BankUnited Class B Common Stock, then the majority of the holders of the outstanding BankUnited Class A Common Stock, by a separate vote of the holders of the BankUnited Class A Common Stock, must approve such consolidation, merger, sale, conveyance, exchange or transfer.


AMENDMENT TO ARTICLES OF INCORPORATION AND BYLAWS

        The Consumers Articles of Incorporation provide that certain amendments to the Consumers' Articles of Incorporation and Bylaws must be approved by the holders of at least 80% of the voting power of all of the votes eligible to be cast at a legal meeting of the holders of Consumers capital stock. This supermajority is necessary to amend certain provisions of the Consumers' Articles of Incorporation dealing with voting, dividend and liquidation rights, prohibiting shareholder action by written consent, requirements for calling special meetings of shareholders, indemnification of directors and officers, and election and removal of directors. The BankUnited Articles of Incorporation provide that the BankUnited Articles of Incorporation may be amended in the manner authorized by law at the time of amendment. The BankUnited Bylaws may be amended at any time by either a majority vote of the BankUnited Board or a majority vote of the holders of BankUnited capital stock. However, the BankUnited Board may not amend or repeal any bylaw adopted by the holders of BankUnited capital stock if the bylaw specifically provides that the bylaw is not subject to amendment or repeal by the directors.

PROVISIONS RELATING TO DIRECTORS


        NUMBER OF DIRECTORS. The BankUnited Articles of Incorporation provide that the number of directors shall be equal to or greater than one and may be fixed by the bylaws of BankUnited. The BankUnited Bylaws provide that the number of directors shall be no less than five and no more than 20, as shall be fixed from time to time by resolution of the BankUnited board of directors. The BankUnited board of directors currently has 15 members. The Consumers Bylaws provide that the number of directors shall be no less than five and no greater than 15, as shall be fixed from time to time by resolution of the Consumers board of directors. The Consumers board of directors has currently set the number of directors at eight.


        REMOVAL. The Consumers Articles of Incorporation provide that at a meeting of the holders of Consumers capital stock called expressly for the purpose of removal of a director, any director may be removed for cause by a vote of the holders of at least 80% of the voting power of all of the outstanding shares of the Consumers capital stock then entitled to vote at an election of directors. Neither the BankUnited Articles of Incorporation or Bylaws expressly provide for the removal of directors. Under Florida law, the holders of BankUnited capital stock may remove one or more directors with or without cause at a meeting of the holders of BankUnited capital stock, provided that the notice of the meeting states that one of the purposes of the meeting is to remove the director.

CERTAIN ANTI-TAKEOVER PROVISIONS

        BANKUNITED. Certain provisions of the BankUnited Articles of Incorporation currently in effect could have the effect of deterring takeovers. The BankUnited Articles of Incorporation (i) provide for a Board of Directors that is divided into three classes of directors serving staggered three-year terms; (ii) does not permit shareholder action by written consent; and (iii) does not provide for cumulative voting. Management has no present intention to propose in any future proxy solicitations any other amendments to the BankUnited Articles of Incorporation that would have an anti-takeover effect.

        CONSUMERS. The Consumers Articles of Incorporation provide similar anti-takeover protections to those applicable to BankUnited. In addition, federal laws and regulations contain a number of provisions that affect the acquisition of institutions such as Consumers. Subject to certain limited exceptions, control of a savings and loan holding company, such as Consumers, may only be obtained with the approval (or in the case of an acquisition by an individual, the non-objection) of the OTS, after a public comment and application review process.

COMMON STOCK

        The principal difference between the BankUnited Class A Common Stock that the holders of the Consumers Common Stock will receive upon consummation of the Merger and the Consumers Common Stock is that each share of the BankUnited Class A Common Stock entitles the holder thereof to one-tenth of a vote on each matter upon which shareholders have the right to vote. In contrast, holders of the Consumers Common Stock are entitled to one vote per share under identical circumstances. In other respects, the Consumers Common Stock has essentially the same rights and preferences as the BankUnited Class A Common Stock. Dividends may be paid to the holders of each of the Consumers Common Stock and the BankUnited Class A Common Stock if declared by the board of directors out of assets of the respective entity which are by law available for the payment of dividends to holders of common stock. BankUnited has not paid dividends on its common stock since 1994. BankUnited does not currently expect to pay any dividends on its common stock for the foreseeable future. In addition, neither of these classes of common stock have preemptive rights or preferences upon liquidation.


        BankUnited, unlike Consumers, has two classes of common stock. Each share of the BankUnited Class B Common Stock has ten times the voting power of the BankUnited Class A Common Stock and is entitled to a lower dividend amount than any dividend declared with respect to a share of the BankUnited Class A Common Stock. Each share of the BankUnited Class B Common Stock is also convertible into one share of BankUnited

Class A Common Stock, subject to adjustment for certain events. Neither the Consumers Common Stock nor the BankUnited Class A Common Stock is convertible. In all other respects, the BankUnited Class B Common Stock is the same as the BankUnited Class A Common Stock.

                                     EXPERTS


        The consolidated financial statements of BankUnited and subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended September 30, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authoriy of said firm as experts in auditing and accounting.


        The consolidated financial statements of Suncoast and subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Consumers Bancorp, Inc. and subsidiaries as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.


                                 LEGAL MATTERS

        The validity of the shares of the BankUnited Class A Common Stock to be issued to the holders of Consumers capital stock pursuant to the Merger will be passed upon for BankUnited by Stuzin and Camner, Professional Association ("Stuzin and Camner"), Miami, Florida. Alfred R. Camner, Chairman of the Board, Chief Executive Officer, President and Director of BankUnited, is the senior managing director and shareholder of Stuzin and Camner, and Earline G. Ford, Executive Vice President, Treasurer and Director of BankUnited was the legal administrator of Stuzin and Camner until October, 1996. As of December 1, 1997, directors and employees of Stuzin and Camner directly and indirectly owned in the aggregate approximately 367,335 shares of the BankUnited Class A Common Stock, 853,817 shares of the BankUnited Class B Common Stock and 257,578 shares of the BankUnited Preferred Stock (including shares that may be acquired by the exercise of options, but not including shares received upon the conversion of other classes of stock).

                                   APPENDIX A

                 FINANCIAL STATEMENTS OF CONSUMERS BANCORP, INC.
                    AND MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSUMERS BANCORP, INC. AND SUBSIDIARIES


TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

INDEPENDENT AUDITORS' REPORT                                            F-2

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Statements of Financial Condition
    as of March 31, 1997 and 1996                                       F-3

  Consolidated Statements of Operations
    for the years ended March 31, 1997, 1996 and 1995                   F-4

  Consolidated Statements of Stockholders' Equity
    for the years ended March 31, 1997, 1996 and 1995                   F-5

  Consolidated Statements of Cash Flows
    for the years ended March 31, 1997, 1996 and 1995                   F-6

  Notes to Consolidated Financial Statements                            F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Consumers Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Consumers Bancorp, Inc. (the "Company") and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Miami, Florida
May 9, 1997

CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 1997 AND 1996
-------------------------------------------------------------------------------

ASSETS                                                              1997            1996
                                                               ------------    ------------
CASH AND OVERNIGHT FUNDS                                       $  6,320,354    $  4,370,069

LOANS HELD FOR SALE                                               5,107,367       5,661,465

SECURITIES AVAILABLE FOR SALE                                     4,956,213       2,959,500

SECURITIES HELD TO MATURITY (Market value:
   1997 - $1,980,000; 1996 - $1,969,500)                          1,999,077       1,998,465

INVESTMENT IN MUTUAL FUND AVAILABLE FOR SALE                      2,399,036       4,394,615

MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE                     9,950,713      12,084,800

MORTGAGE-BACKED SECURITIES HELD TO MATURITY
  (Market value:  1997 - $4,752,019; 1996 - $5,694,882)           4,708,941       5,622,439

LOANS - Net                                                      56,304,643      49,749,357

REAL ESTATE OWNED                                                   157,817

FEDERAL HOME LOAN BANK STOCK - At cost                              673,100         624,700

ACCRUED INTEREST RECEIVABLE                                         563,271         525,718

OFFICE PROPERTIES AND EQUIPMENT - Net                               351,951         348,027

OTHER ASSETS                                                        529,573         308,967
                                                               ------------    ------------

TOTAL                                                          $ 94,022,056    $ 88,648,122
                                                               ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                     $ 79,079,330    $ 72,616,509
  Federal Home Loan Bank advances                                 3,500,000       3,500,000
  Reverse repurchase agreements                                                   1,833,000
  Advance payments by borrowers for taxes and insurance             714,082         707,985
  Official checks                                                 3,820,486       3,196,097
  Other liabilities                                                 195,726         196,141
                                                               ------------    ------------

           Total liabilities                                     87,309,624      82,049,732
                                                               ------------    ------------

COMMITMENTS

STOCKHOLDERS' EQUITY:
  Class A common stock - $.01 par value; 15,000,000
    shares authorized; 485,509 shares issued and outstanding          4,855           4,855
  Additional paid-in capital                                      4,147,895       4,147,895
  Retained earnings                                               2,598,472       2,474,142
  Net unrealized losses on securities available for sale,
    net of tax of $23,000 in 1997 and $17,000 in 1996               (38,790)        (28,502)
                                                               ------------    ------------

           Total stockholders' equity                             6,712,432       6,598,390
                                                               ------------    ------------

TOTAL                                                          $ 94,022,056    $ 88,648,122
                                                               ============    ============


See notes to consolidated financial statement.



CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 1997, 1996 AND 1995
-------------------------------------------------------------------------------

                                                             1997           1996          1995
                                                         -----------    -----------    -----------
INTEREST INCOME:
  Interest on loans                                      $ 4,775,838    $ 4,483,800    $ 3,103,313
  Interest on mortgage-backed securities                   1,150,759      1,248,234        760,239
  Other                                                      809,561        813,231      1,007,531
                                                         -----------    -----------    -----------

           Total                                           6,736,158      6,545,265      4,871,083
                                                         -----------    -----------    -----------

INTEREST EXPENSE:
  Interest on savings deposits                             3,721,738      3,563,681      1,773,231
  Interest on demand deposits                                115,895        149,396        312,764
  Interest on FHLB advances                                  227,858        240,342        224,709
  Interest on other borrowings                                23,250        189,451        161,078
                                                         -----------    -----------    -----------

           Total                                           4,088,741      4,142,870      2,471,782
                                                         -----------    -----------    -----------

NET INTEREST INCOME                                        2,647,417      2,402,395      2,399,301
                                                         -----------    -----------    -----------

PROVISION FOR LOAN LOSSES                                                                   15,000
                                                         -----------    -----------    -----------

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                          2,647,417      2,402,395      2,384,301
                                                         -----------    -----------    -----------

OTHER INCOME:
  Gains (losses) on sales of loans and mortgage-backed
    securities - net                                         (31,620)       (59,268)       (94,469)
  Gains on sales of loan servicing rights                    336,583        386,213        618,564
  Brokered loan fees                                         186,337        294,999         60,368
  Other                                                      137,037        174,490        126,090
                                                         -----------    -----------    -----------

           Total                                             628,337        796,434        710,553
                                                         -----------    -----------    -----------

OTHER EXPENSE:
  Salaries and employee benefits                           1,353,143      1,391,824      1,045,681
  Occupancy and equipment expense                            435,954        467,414        411,619
  FDIC and other insurance premiums                          197,773        200,945        184,273
  FDIC special assessment (Note 1)                           393,865
  Data processing                                            123,510        112,072        119,532
  Legal, professional, and consulting fees                    89,252        104,164        120,246
  Stationery and supplies                                     61,388         64,437         58,585
  Costs of proposed merger                                    33,278         68,410
  Lease termination                                                          64,158
  Other general and administrative expenses                  385,771        382,869        347,803
                                                         -----------    -----------    -----------

           Total                                           3,073,934      2,856,293      2,287,739
                                                         -----------    -----------    -----------

INCOME BEFORE INCOME TAX PROVISION                           201,820        342,536        807,115

INCOME TAX PROVISION                                          77,490        136,850        307,000
                                                         -----------    -----------    -----------

NET INCOME                                               $   124,330    $   205,686    $   500,115
                                                         ===========    ===========    ===========


See notes to consolidated financial statements.


CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 1997, 1996 AND 1995
-------------------------------------------------------------------------------


                                                                                      NET UNREALIZED
                                         COMMON        ADDITIONAL                     GAINS (LOSSES)        TOTAL
                                          STOCK         PAID-IN         RETAINED      ON SECURITIES     STOCKHOLDERS'
                                         CLASS A        CAPITAL         EARNINGS    AVAILABLE FOR SALE     EQUITY
                                      -----------     -----------     -----------   ------------------  -------------
BALANCE, MARCH 31, 1994               $     5,138     $ 4,607,780     $ 1,816,892     $   (58,068)      $ 6,371,742

  Net income                                                              500,115                           500,115

  Repurchase and retirement
    of common stock                          (283)       (459,885)                                         (460,168)

  Cash dividends ($.10 per share)                                         (48,551)                          (48,551)

  Net unrealized gains (losses) on
    securities available for sale                                                          (3,112)           (3,112)
                                      -----------     -----------     -----------     -----------       -----------

BALANCE, MARCH 31, 1995                     4,855       4,147,895       2,268,456         (61,180)        6,360,026

  Net income                                                              205,686                           205,686

  Net unrealized gains (losses) on
    securities available for sale                                                          32,678            32,678
                                      -----------     -----------     -----------     -----------       -----------

 BALANCE, MARCH 31, 1996                    4,855       4,147,895       2,474,142         (28,502)        6,598,390

  Net income                                                              124,330                           124,330

  Net unrealized gains (losses) on
    securities available for sale                                                         (10,288)          (10,288)
                                      -----------     -----------     -----------     -----------       -----------

 BALANCE, MARCH 31, 1997              $     4,855     $ 4,147,895     $ 2,598,472     $   (38,790)      $ 6,712,432
                                      ===========     ===========     ===========     ===========       ===========


 See notes to consolidated financial statements.



CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 1997, 1996 AND 1995
------------------------------------------------------------------------------
                                                                                1997           1996           1995
                                                                          ------------    ------------    ------------
OPERATING ACTIVITIES:
  Net income                                                              $    124,330    $    205,686    $    500,115
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Loans originated for sale                                            (40,225,493)    (46,641,750)    (50,652,017)
      Loans sold                                                            40,779,592      44,673,545      55,387,695
      Provision for loan losses                                                                                 15,000
      Depreciation                                                             150,882         117,362         102,950
     (Gain) loss on sale of property                                           (10,358)                          2,117
      Premium amortization and discount accretion - net                        (49,030)       (114,625)        (44,747)
      Gain on sale of mortgage-backed security                                 (49,513)
      Loss on sale of mutual fund                                               11,457
      Increase (decrease) in official checks                                   624,389       1,594,983        (832,529)
      (Decrease) increase in deferred income taxes                             (54,000)         51,000         (97,000)
      Increase (decrease) in other liabilities                                  53,585        (158,394)       (208,750)
      Increase in accrued interest receivable                                  (37,553)       (102,663)       (111,226)
      Increase (decrease) in advance payments by
        borrowers for taxes and insurance                                        6,097          40,506        (172,119)
      Increase in other assets                                                (220,607)        (94,148)        (41,369)
                                                                          ------------    ------------    ------------

        Net cash provided by (used in) operating activities                  1,103,778        (428,498)      3,848,120
                                                                          ------------    ------------    ------------

INVESTING ACTIVITIES:
  Purchases of securities available for sale                                (2,997,899)     (3,999,688)
  Maturity of securities available for sale                                  1,000,000       3,000,000
  Maturity of securities held to maturity                                                    1,000,000       1,000,000
  Purchases of property                                                       (158,947)       (274,508)        (47,842)
  Proceeds from sale of property                                                14,500
  Sales (purchases) of mutual fund                                           2,003,009       1,000,000         (92,979)
  Disposal of real estate owned                                                125,200                         107,000
  Increase in loans - net                                                   (6,790,628)    (10,364,729)    (10,206,657)
  Purchases of mortgage-backed securities available for sale                (1,007,127)     (1,198,945)
  Sales of mortgage-backed securities available for sale                     2,046,969
  Principal reductions of mortgage-backed securities available for sale      1,116,243         940,697
  Purchases of mortgage-backed securities held to maturity                    (182,123)                     (8,258,468)
  Principal reductions of mortgage-backed securities held to maturity        1,095,889       1,397,733       1,846,047
  Sales (purchases) of FHLB stock                                              (48,400)       (132,300)        339,300
                                                                          ------------    ------------    ------------

        Net cash used in investing activities                               (3,783,314)     (8,631,740)    (15,313,599)
                                                                          ------------    ------------    ------------

FINANCING ACTIVITIES:
  Increase in deposits                                                       6,462,821      13,832,749       6,985,426
  Federal Home Loan Bank advances (repayment), net                                          (1,000,000)      1,500,000
  (Decrease) increase in reverse repurchase agreements                      (1,833,000)     (1,729,000)      3,562,000
  Repurchase of common stock                                                                                  (460,168)
  Cash dividends paid                                                                                          (48,551)
                                                                          ------------    ------------    ------------

        Net cash provided by financing activities                            4,629,821      11,103,749      11,538,707
                                                                          ------------    ------------    ------------

INCREASE IN CASH AND CASH EQUIVALENTS                                        1,950,285       2,043,511          73,228

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               4,370,069       2,326,558       2,253,330
                                                                          ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $  6,320,354    $  4,370,069    $  2,326,558
                                                                          ============    ============    ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest                                  $  4,087,279    $  4,163,481    $  1,820,077
                                                                          ============    ============    ============

  Cash paid during the year for income taxes                              $    125,000    $    264,500    $    323,100
                                                                          ============    ============    ============

  Transfers of loans to real estate owned                                 $    314,678                    $    107,000
                                                                          ============                    ============

  Reclassification of securities held to maturity to securities
    available for sale                                                                    $ 11,794,990    $  1,993,987
                                                                                          ============    ============


See notes to consolidated financial statements.

CONSUMERS BANCORP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 1997, 1996 AND 1995

-------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Consumers Bancorp, Inc. (the "Company"), a Florida chartered unitary holding company, was formed on November 10, 1995 for the purposes of a reorganization whereby the Company became the holding company of Consumers Savings Bank (the "Savings Bank"). On April 14, 1994, regulatory approval was obtained at which time the reorganization became effective and the outstanding stock of the Savings Bank was converted on a share-for-share basis to shares of the Company. The reorganization has been accounted for in a manner similar to a pooling of interests and, accordingly, stockholders' equity accounts have been retroactively restated to reflect the capital structure of the Company. The Savings Bank offers general banking services and residential mortgage, commercial real estate and consumer lending through its two branches in South Florida.

     The accounting and reporting policies of the Company and the Savings Bank conform, in all material respects, to generally accepted accounting principles and to general practices within the savings and loan industry. The following summarizes the more significant of these policies and practices.

     IMPACT OF NEW LEGISLATIVE ISSUES - In August 1996, Congress passed legislation which repeals the Savings Bank's present method of accounting for bad debts for federal income tax purposes. The Savings Bank currently uses the percentage of taxable income tax method to determine its bad debt deduction, in the computation of its taxable income. Under the new legislation, the Savings Bank will be required to use the specific charge-off method, which may result in a different deduction for bad debts in determining taxable income than are presently computed under the current method. Additionally, the Savings Bank will be required to recapture its post-1987 additions to its bad debt reserves. As the Savings Bank had provided deferred taxes for the income tax bad debt reserves established after 1987, management does not anticipate any additional income tax liability related to the recapture. The new legislation is effective for taxable years beginning after December 31, 1995.

     On September 30, 1996, Congress passed, and the President signed, the Deposit Insurance Fund Act of 1996 which mandated that all institutions which have SAIF-insured deposits are required to pay a one-time special assessment of 65.7 basis points (subject to certain adjustments) on SAIF-insured deposits that were held at March 31, 1995 payable by November 27, 1996 to recapitalize the SAIF which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The assessment will bring the SAIF's reserve ratio to a comparable level of the Bank Insurance Fund at
     1.25 percent of total insured deposits. The FDIC in connection with the recapitalization also lowered SAIF premiums beginning in January 1997. The Savings Bank's shares of this special assessment totaled $393,865, and is included in the accompanying financial statements for the year ended March 31, 1997.

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its subsidiary, the Savings Bank, and the Savings Bank's wholly-owned subsidiary, Consumers Savings Mortgage Corp. Intercompany balances and transactions have been eliminated.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

     SECURITIES AND MORTGAGE-BACKED SECURITIES HELD TO MATURITY - Investment and mortgage-backed securities held to maturity are carried at cost, adjusted for discount accretion and premium amortization. The Savings Bank has the intent and ability to hold these securities to maturity. At March 31, 1997, neither a disposal nor conditions that could lead to a decision not to hold these securities to maturity were reasonably foreseen.

     SECURITIES, MORTGAGE-BACKED SECURITIES AND INVESTMENT IN MUTUAL FUND AVAILABLE FOR SALE Investment and mortgage-backed securities available for sale consist of securities not classified as trading securities nor as securities held to maturity. Securities available for sale and investments in mutual funds are carried at fair value. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

     The Savings Bank's mutual fund investment has a portfolio that consists primarily of adjustable rate mortgage-backed securities.

     LOANS HELD FOR SALE - Sales of loans are recorded at the date funds are received from the purchaser. Generally, at the time these loans are originated, the Savings Bank obtains a firm commitment (generally for 30 days) to sell the loan to a third party. Such loans are carried at the lower of cost or market value.

     ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established by charges to income through the provision for loan losses. Loans or portions thereof which are considered by management to be uncollectible are charged to the allowance and recoveries of amounts previously charged off are credited to the allowance. The allowance represents the amount which, in management's judgment, is adequate to absorb charge-offs of existing loans which may become uncollectible. The adequacy of the allowance is determined by management's continuing evaluation of the loan portfolio, current economic conditions, past loan loss experience and other pertinent factors. Many of these factors involve a significant degree of estimation and are subject to rapid change which may be unforeseen by management. Changes in these factors could result in material adjustments to the allowance in the near term.

     On April 1, 1995, the Savings Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENTS OF A LOAN, and SFAS No. 118, ACCOUNTING FOR IMPAIRMENT OF A LOAN - RECOGNITION AND DISCLOSURES, an amendment of SFAS No. 114. These standards address the accounting for impairment of certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected. Adoption of these standards entailed the identification of commercial and commercial real estate loans which are considered impaired under the provisions of SFAS No. 114. Groups of smaller-balance homogeneous loans (generally residential mortgage and installment loans) are collectively evaluated for impairment. Adoption of these statements did not have a material impact on the Savings Bank's financial position or results of operations.

     Under the provisions of these standards, a loan is impaired when, based on current information and events, it is probable that the Savings Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement may also be based on observable market prices or for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds that measure of fair value, a valuation allowance is required as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

     Commercial loans where reasonable doubt exists as to timely collection, including loans that are individually identified as being impaired under SFAS No. 114, are generally classified as nonperforming loans unless, based on the evaluation of management, the loan is well secured and in the process of collection.

     Interest collections on nonperforming loans, including impaired loans, for which the ultimate collectibility of principal and interest is uncertain, are applied as reduction in book value. Otherwise, such collections are credited to income when received.

     UNCOLLECTED INTEREST - Interest on loans is accrued as earned. The Savings Bank generally will provide an allowance for the loss of uncollected interest on loans which become more than 90 days past due and cease accruing interest thereafter. At March 31, 1997 and 1996, approximately $8,600 and $10,000, respectively, was reserved for uncollected interest.

     LOAN ORIGINATION AND COMMITMENT FEES - Loan origination fees and certain loan commitment fees, net of related direct loan origination costs, are deferred and amortized over the life of the related loan as an adjustment of yield.

     REAL ESTATE OWNED - Property acquired by foreclosure or deed in lieu of foreclosure is initially recorded at fair value less estimated costs to sell. These properties are subsequently evaluated and carried at the lower of cost or fair market value less estimated costs to sell. Expenses incurred from ownership of such properties and gains and losses on dispositions are included in other expenses.

     The amounts the Savings Bank could ultimately recover from property acquired by foreclosure or deed in lieu of foreclosure could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Savings Bank's control or changes in the Savings Bank's strategy for recovering its investment.

     OFFICE PROPERTIES AND EQUIPMENT - Office properties and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years.

     INCOME TAXES - The Company provides for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     INTEREST RATE RISK - The Savings Bank is engaged principally in providing first mortgage loans (both adjustable rate and fixed rate mortgage loans) to individuals (see Note 6 for the composition of the mortgage loan portfolio at March 31, 1997 and 1996). Mortgage loans and securities held to maturity are funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

     At March 31, 1997, the Savings Bank had interest-earning assets of approximately $92.0 million having a weighted-average effective interest rate of 7.94% and a remaining term of 8.3 years, and interest-bearing liabilities of approximately $81.3 million having a weighted-average effective interest rate of 5.27% and a remaining term of .65 years based upon the contractual repricing or stated maturity of the underlying instrument and commitments to sell mortgage loans. The shorter remaining term of the interest-bearing liabilities indicates that the Savings Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. Net interest income and the market value of net interest-earning assets will fluctuate based on changes in interest rates and changes in the levels of interest-sensitive assets and liabilities. The actual remaining term of interest-earning assets and interest-bearing liabilities may differ significantly from the stated remaining term as a result of prepayment, early withdrawals and similar factors.

     STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, cash and overnight funds are considered to be cash equivalents.

     IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS - In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS ("SFAS 122"). This Statement, which amends SFAS No. 65, ACCOUNTING FOR CERTAIN MORTGAGE BANKING ACTIVITIES, requires mortgage banking enterprises that acquire mortgage servicing rights through either the purchase of or origination of mortgage loans and sell or securitize those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Mortgage banking enterprises include commercial banks and thrift institutions that conduct operations substantially similar to the primary operations of a mortgage banking enterprise. SFAS No. 122 applies prospectively in fiscal years beginning after December 15, 1995 to sales of mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of this Statement. Adoption of this statement did not have a material impact on the Savings Bank's financial position or results of operations.

     In October 1995, the FASB issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. However, even though compensation costs may not be recorded, the Company must make certain pro forma disclosures as if such compensation costs were recorded. The Company has chosen to account for stock-based compensation to employees using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. Accordingly, compensation cost for stock options issued to employees are measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the amount an employee must pay for the stock. Compensation costs in 1996 would have been immaterial to the consolidated financial statements had the fair market value of stock options been recognized as compensation expense as prescribed by SFAS No. 123.

     In June 1996, the FASB issued SFAS No. 125, ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a FINANCIAL-COMPONENTS APPROACH that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Savings Bank is in the process of evaluating the impact of SFAS No. 125.

2.   SECURITIES AVAILABLE FOR SALE

     Securities available for sale at March 31, 1997 and 1996 are summarized as follows:



                                                   GROSS        GROSS
                                     AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                       COST        GAINS        LOSSES      VALUE
                                    ----------   ---------- ------------  ----------
MARCH 31, 1997:

  U.S. Agency Securities            $4,995,215   $  --      $   39,002    $4,956,213
                                    ==========   =========  ==========    ==========

  Weighted average interest rate        6.11 %
                                    ==========

MARCH 31, 1996:

  U.S. Agency Securities            $2,999,688   $  --      $   40,188    $2,959,500
                                    ==========   =========  ==========    ==========

  Weighted average interest rate        5.94 %
                                    ==========

     The securities held at March 31, 1997 will mature between the years ending March 31, 1998 and March 31, 2002.

3.   SECURITIES HELD TO MATURITY

     Securities held to maturity are summarized as follows:


                                                     GROSS        GROSS
                                      AMORTIZED    UNREALIZED    UNREALIZED      FAIR
                                        COST         GAINS         LOSSES        VALUE
                                    -----------    ----------  ------------   ----------
MARCH 31, 1997:

  U.S. Agency Securities            $ 1,999,077    $   --      $    19,077    $1,980,000
                                    ===========    ========    ===========    ==========

  Weighted average interest rate           5.39 %      --             --            --
                                    ===========    ========    ===========    ==========

MARCH 31, 1996:

  U.S. Agency Securities            $ 1,998,465    $   --      $    28,965    $1,969,500
                                    ===========    ========    ===========    ==========

  Weighted average interest rate           4.92 %      --             --            --
                                    ===========    ========    ===========    ==========


     The following table sets forth the maturity/repricing of the Savings Bank's investment securities held to maturity at March 31, 1997 and 1996:


                                    MARCH 31, 1997               MARCH 31, 1996
                                -------------------------     ------------------------
                                 AMORTIZED       FAIR         AMORTIZED        FAIR
                                   COST         VALUE           COST          VALUE
                                -----------    ----------     ----------    ----------
Matures/reprices in one year
   or less                      $1,000,000    $1,000,000      $1,000,000    $  996,000
Matures/reprices after one
   year through three years        999,077       980,000         998,465       973,500
                                ----------    ----------      ----------    ----------

Total                           $1,999,077    $1,980,000      $1,998,465    $1,969,500
                                ==========    ==========      ==========    ==========

4.   MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

     Mortgage-backed securities available for sale are summarized as follows:


                                                       GROSS           GROSS
                                       AMORTIZED     UNREALIZED     UNREALIZED        FAIR
MARCH 31, 1997:                          COST          GAINS           LOSSES         VALUE
                                      ----------     ----------     ----------     ----------
 CMO's                                $3,237,716     $   25,494     $   60,370     $3,202,840
 FNMA, GNMA, FHLMC                     5,726,740         32,547         11,414      5,747,873
 Other mortgage-backed securities        996,058          3,942                     1,000,000
                                      ----------     ----------     ----------     ----------

 Total                                $9,960,514     $   61,983     $   71,784     $9,950,713
                                      ==========     ==========     ==========     ==========

Weighted average interest rate            6.93 %
                                      ==========


                                                       GROSS         GROSS
                                      AMORTIZED     UNREALIZED     UNREALIZED       FAIR
MARCH 31, 1997:                          COST          GAINS         LOSSES         VALUE
                                    ------------   -----------    -----------    -----------

CMO's                               $ 3,291,999    $    19,222    $    51,871    $ 3,259,350
FNMA, GNMA, FHLMC                     7,770,220         53,814          3,384      7,820,650
Other mortgage-backed securities        995,500          9,300           --        1,004,800
                                    -----------    -----------    -----------    -----------

Total                               $12,057,719    $    82,336    $    55,255    $12,084,800
                                    ===========    ===========    ===========    ===========

Weighted average interest rate            6.73%
                                    ===========

     The following table sets forth the maturity/repricing of the Savings Bank's mortgage-backed securities available for sale at March 31, 1997 and 1996:


                                  MARCH 31, 1997                MARCH 31, 1996
                          --------------------------      --------------------------
                             AMORTIZED       FAIR           AMORTIZED        FAIR
                              COST           VALUE            COST           VALUE
                          ------------   -----------      -----------    -----------
Matures/reprices in
  one year                $ 5,733,547    $ 5,726,062      $ 7,334,862    $ 7,318,223
Matures/reprices after
  one year through
  five years                2,650,778      2,649,535        2,788,822      2,816,789
Matures/reprices after
  ten years through
  twenty years              1,576,189      1,575,116        1,934,035      1,949,788
                          -----------    -----------      -----------    -----------

                          $ 9,960,514    $ 9,950,713      $12,057,719    $12,084,800
                          ===========    ===========      ===========    ===========

     On December 20, 1995, the Company transferred $13.1 million of mortgage-backed securities held to maturity with aggregate unrealized gains of $188,000 to mortgage-backed securities available for sale. This transfer was a result of the Company adopting the provisions of FASB's Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES - QUESTIONS AND ANSWERS, issued in November 1995.

5.   MORTGAGE-BACKED SECURITIES HELD TO MATURITY

     Mortgage-backed securities held to maturity are summarized as follows:



                                                     GROSS        GROSS
                                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                       COST          GAINS        LOSSES        VALUE
                                    ----------    ----------    ----------    ----------
 MARCH 31, 1997:
   CMO'S                            $  727,565    $    7,661          --      $  735,226
   FNMA, GNMA, FHLMC                 2,164,182        44,574    $    2,448     2,206,308
Other mortgage-backed securities     1,817,194          --           6,709     1,810,485
                                    ----------    ----------    ----------    ----------

Total                               $4,708,941    $   52,235    $    9,157    $4,752,019
                                    ==========    ==========    ==========    ==========

Weighted average interest rate          7.05 %
                                    ==========


                                                       GROSS        GROSS
                                       AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                         COST          GAINS        LOSSES         VALUE
                                      ----------    ----------    ----------    ----------
MARCH 31, 1996:
  CMO's                               $  911,146    $    6,489    $       92    $  917,543
  FNMA, GNMA, FHLMC                    2,456,065        55,275          --       2,511,340
  Other mortgage-backed securities     2,255,228        10,909           138     2,265,999
                                      ----------    ----------    ----------    ----------

  Total                               $5,622,439    $   72,673    $      230    $5,694,882
                                      ==========    ==========    ==========    ==========

  Weighted average interest rate          6.53 %
                                      ==========


     The Savings Bank purchases both adjustable and fixed rate mortgage-backed securities. The securities held at March 31, 1997 will mature/reprice during the year ended March 31, 1998.

     At March 31, 1997, all mortgage-backed securities held to maturity were adjustable rate securities with interest rate adjustment limitations and are generally indexed to the one-year U.S. Treasury Note rate, the Eleventh District Cost of Funds Index, prime or LIBOR.

6.   LOANS

     Loans are summarized as follows:


                                               MARCH 31,          MARCH 31,
                                                 1997                1996
                                           ------------         ------------

Residential real estate                    $ 50,913,742         $ 46,758,896
Residential construction                        260,000              994,127
Commercial real estate                        4,752,301            2,251,251
Commercial business                             116,100              171,454
Consumer                                        696,024              205,789
Home equity                                     376,951
                                           ------------         ------------

Total                                        57,115,117           50,381,517

Loans in process                               (312,103)             (87,390)
Net deferred interest                           (16,028)             (35,922)
Net deferred loan fees                         (151,356)            (142,321)
Allowance for loan losses                      (330,987)            (366,527)
                                           ------------         ------------

Loans - net                                $ 56,304,643         $ 49,749,357
                                           ============         ============

     Activity in the allowance for loan losses is summarized as follows for the years ended March 31:

                                          1997            1996         1995
                                        ---------      ---------    ---------

Balance at beginning of year           $ 366,527      $ 366,527     $ 378,500
Provision charged to income                                            15,000
Charge-offs and recoveries, net          (35,540)                     (26,973)
                                       ---------      ---------     ---------

Balance at end of year                 $ 330,987      $ 366,527     $ 366,527
                                       =========      =========     =========

     At March 31, 1997, the Savings Bank had outstanding commitments of approximately $5,126,000 to originate loans and approximately $5,107,000 to sell loans. All such commitments expire within the following fiscal year.

     The Savings Bank originates both adjustable and fixed interest rate loans. At March 31, 1997, the composition of these loans was as follows:


                                            FIXED      ADJUSTABLE
                                            RATE          RATE           TOTAL
                                        -----------    -----------    -----------
Matures/reprices in one year or less    $ 1,003,007    $22,704,901    $23,707,908
Matures/reprices after one year
  through five years                      4,059,599      8,506,908     12,566,507
Matures/reprices after five years
  through ten years                         805,343      1,608,624      2,413,967
Matures/reprices after ten years
  through twenty years                    4,680,328                     4,680,328
Matures/reprices after twenty years
  through thirty years                   13,434,304                    13,434,304
                                        -----------    -----------    -----------

Total                                   $23,982,581    $32,820,433    $56,803,014
                                        ===========    ===========    ===========

     At March 31, 1997 and 1996, loans serviced for the benefit of others totaled approximately $15,950,000 and $18,941,000, respectively. In connection with these loans serviced for others, borrower's escrow balances of $191,000 and $198,000 were held at March 31, 1997 and 1996, respectively.

     The Savings Bank's real estate and commercial lending activities are primarily with customers located in Dade and Broward counties, Florida. Collateral required for these types of loans is based upon management's evaluation of the respective credit risk in accordance with the Savings Bank's credit policies. However, these types of loans are dependent on, among other things, economic conditions in these counties. Management monitors its loan concentrations by industry and type of collateral as well as by individual borrowers.

7.   OFFICE PROPERTIES AND EQUIPMENT

     Office properties and equipment consist of the following at March 31:

                                                    1997        1996
                                                ----------   ----------
        Furniture, fixtures, and equipment      $  988,954   $  885,733
        Leasehold improvements                     388,879      366,354
                                                ----------   ----------

        Total                                    1,377,833    1,252,087

        Less accumulated depreciation            1,025,882      904,060
                                                ----------   ----------

        Office properties and equipment - net   $  351,951   $  348,027
                                                ==========   ==========

     The Savings Bank is a lessee under operating leases for real estate extending into the 2001 fiscal year. The leases contain clauses which grant options to renew for periods up to an additional 12 years and require additional payments for a proportionate share of real estate taxes and common area maintenance expenses.

     The future minimum annual rentals at March 31, 1997 are as follows:

     YEAR ENDING
       MARCH 31                            AMOUNT
     -----------                          --------

        1998                              $154,138
        1999                               106,748
        2000                                78,932
        2001                                60,576
                                          --------

   Total future minimum lease payments    $400,394
                                          ========

     Total rental expense for the years ended March 31, 1997, 1996 and 1995 was approximately $232,000, $278,000, and $252,000, respectively. In addition, in February 1996, the Savings Bank made a one-time payment of $64,158 in order to cancel the remaining 40 months on one of its office leases. The future minimum rental payments remaining at the time of cancellation were approximately $284,000.

8.   DEPOSITS

     Deposit accounts, including the nominal rates at which the Savings Bank paid interest on such accounts, are as follows at March 31:


RATE                                                       1997            1996
                                                        -----------    -----------
Passbook, statement and NOW accounts:
  Non-interest bearing checking accounts                $ 1,326,643    $ 1,029,496
  Passbook - 2.00% - 4.25% at March 31, 1997 and 1996    10,925,958      8,634,303
  NOW - 2.0% at March 31, 1997 and 1996                   2,045,351      1,982,310
  Super NOW - 2.25% at March 31, 1997 and 1996              243,080        308,986
  Money market accounts - 2.0% - 3.15% at
     March 31, 1997 and 1996                              2,210,392      2,525,088
                                                        -----------    -----------

         Total                                           16,751,424     14,480,183
                                                        -----------     ----------
Certificate accounts:
3.01% - 4.00%                                               143,276
4.01% - 5.00%                                             6,879,927      8,023,887
5.01% - 6.00%                                            43,278,730     39,542,563
6.01% - 7.00%                                            11,925,973     10,182,402
7.01% - 8.00%                                               100,000        387,474
                                                        -----------     -----------

         Total                                           62,327,906     58,136,326
                                                        -----------     ----------

Total deposits                                          $79,079,330    $72,616,509
                                                        ===========   ==========

     The weighted average nominal interest rate payable on all deposits at March 31, 1997 and 1996 was 5.16%.

     At March 31, 1997, certificate accounts are scheduled to mature as follows:


  YEAR ENDING
    MARCH 31                                            AMOUNT
  -----------                                         -----------

     1997                                             $39,288,826
     1998                                              18,827,578
     1999                                               2,101,142
     2000                                                 912,909
     2001                                                  54,828
     2002                                               1,142,623
     ----                                             -----------

    Total                                             $62,327,906
                                                      ===========

9.   FEDERAL HOME LOAN BANK ADVANCES

     The Savings Bank's Federal Home Loan Bank advances at March 31, 1997 and 1996 consist of a $1,500,000 advance with a fixed rate of 6.56% which matures in June 1997, a $1,000,000 advance with a fixed rate of 6.33% which matures in June 1998 and a $1,000,000 advance with a fixed rate of 6.52% which matures in June 2000. The advances are secured by a blanket floating lien on first mortgage loans with balances totaling approximately 150% of such advances.

10.  SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

     The Savings Bank has sold investment securities under agreements to repurchase the identical securities. The amounts received under the agreements represent short-term borrowings and are reflected as reverse repurchase agreements in the statement of financial condition. There were no such borrowings outstanding at March 31, 1997. At March 31, 1996, the borrowings bear interest at a rate of 5.78% and matured on June 16, 1996. At March 31, 1996, the borrowings under such agreements were transacted with one primary dealer and involve mortgage-backed securities with a book value and market value of $1,949,000. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of their operations, and had agreed to resell identical securities to the Savings Bank at the maturities of the agreements.

11.  INCOME TAXES

     The components of the provision for income taxes consist of the following for the year ended March 31:

                                            1997           1996          1995
                                         ---------      ---------     ---------

Current - Federal                        $ 104,500      $  90,350     $ 313,000
Current - State                             18,990         15,500        54,000
                                         ---------      ---------     ---------

Total current                              123,490        105,850       367,000
Deferred - Federal and State               (46,000)        31,000       (60,000)
                                         ---------      ---------     ---------

Total                                    $  77,490      $ 136,850     $ 307,000
                                         =========      =========     =========


     The Savings Bank's provision for income taxes differs from the amounts determined by applying the Federal income tax rate to income before income taxes for the following reasons:


                              1997                  1996                   1995
                      -----------------      -----------------      -----------------
Tax provision at
  federal rate        $ 68,700    34.0 %     $116,462    34.0 %     $274,419     34.0 %
State income taxes       7,300     3.6         12,331     3.6         29,056      3.6
Other                    1,490     0.8          8,057     2.4          3,525      0.4
                      --------   ------      --------   ------      --------     ----

Total provision for
  income taxes        $ 77,490    38.4 %     $136,850     40.0 %    $307,000     38.0 %
                      ========   ======      ========   ======      ========     ====

     The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

                                                    MARCH 31,      MARCH 31,
                                                      1997           1996
                                                   ----------      ---------
Deferred tax liabilities:
  Loan fee income                                   $ 73,000       $ 85,000
  FHLB stock dividends                                64,000         64,000
  Deferred payments to loan brokers                     --           18,000
                                                    --------       --------

                                                     137,000        167,000

Deferred tax assets:
  Excess of book bad debt reserve
    over tax bad debt reserve                         11,000
  Depreciation and amortization                       23,000         17,000
  Unrealized depreciation in securities               23,000         17,000
  Other                                                3,000          2,000
                                                    --------       --------

Net deferred tax liability                          $ 77,000       $131,000
                                                    ========       ========

12.  STOCKHOLDERS' EQUITY

     The Company has reserved 50,400 shares of common stock for stock options granted to certain key officers. The officers' right to exercise such options is restricted by the passage of time and the continuation of their employment through specified dates. The exercise price per share of the options is $8.33 and the options expire on March 31, 2002. At March 31, 1997, options for 38,400 shares were outstanding, all of which are exercisable. If the employment of an officer terminates for any reason, all unexercised options which have been earned will expire one year from the day of such termination of employment.

     On May 18, 1989, the Board of Directors approved an incentive stock option plan (the "Plan") in which a total of 14,400 shares of common stock were reserved for the benefit of the Company's directors. The exercise price of the options under the Plan is $6.46 and such options expire on March 31, 2002. At March 31, 1997, options for 9,864 shares were outstanding, all of which are exercisable.

     During the year ended March 31, 1995, the Company paid cash dividends of $.10 per share.

     In connection with the reorganization in 1994, certain of the Savings Bank's stockholders, representing 28,322 outstanding shares, exercised their rights of dissent as provided for in the Florida 1989 Business Corporation Act. During the year ended March 31, 1995, the dissenting stockholders received $460,168 for the repurchase of these shares.

     The Company has authorized 5,000,000 shares of Preferred Stock, $.01 par value of which no shares have been issued.

     REGULATORY CAPITAL - The Company and the Savings Bank are subject to various regulatory capital requirements administered by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have direct material effect on the Company's and the Savings Bank's financial statements. Under capital adequacy guidelines, the Company and the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Savings Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Savings Bank's capital amounts and the Savings Bank's classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital to adjusted total assets, total capital to risk-weighted total assets and tier I (core) capital equal to adjusted total assets, as defined in the regulations. Management believes, as of March 31, 1997, that the Company and the Savings Bank meet all capital adequacy requirements to which they are subject.

     As of March 31, 1997, the most recent notification from the OTS categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Savings Bank must maintain risk-based and core capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Savings Bank's actual capital amounts and ratios are also presented in the table.



                                                                                              TO BE CONSIDERED
                                                                                              WELL CAPITALIZED
                                                                 MINIMUM FOR CAPITAL        FOR PROMPT CORRECTIVE
                                          ACTUAL                  ADEQUACY PURPOSES            ACTION PURPOSES
                                  -------------------------      ----------------------   ------------------------
                                    RATIO          AMOUNT         RATIO       AMOUNT         RATIO       AMOUNT
                                  ---------    ------------      -------    -----------    ---------   -----------
AS OF MARCH 31, 1997
Stockholders' equity, and
  ratio to total assets              7.10 %    $  6,690,000
                                    =====
Unrealized loss on securities
  available for sale                                 39,000
                                               ------------
Tangible capital, and ratio to
  adjusted total assets              7.14 %    $  6,729,000       1.50 %    $ 1,414,000                N/A
                                    =====      ============      =====      ===========      =====================
Tier 1 (core) capital, and ratio
  to adjusted total assets           7.14 %    $  6,729,000       3.00 %    $ 2,829,000      5.00 %    $ 4,715,000
                                    =====      -----------       -----      -----------     -----      -----------
Tier 1 (core) capital, and ratio
  to risk weighted total assets     16.06 %    $  6,729,000                 N/A              6.00 %    $ 2,514,000
                                    =====                        ======================     =====      ===========
Allowance for loan losses                           331,000
                                               ------------
Total risk-based capital, and
  ratio to risk-based total assets  16.85 %    $  7,060,000       8.00 %    $ 3,352,000      10.0 %    $ 4,190,000
                                    =====      ============      =====      ===========     =====      ===========
Total assets                                   $ 94,257,000
                                               ============
Adjusted total assets                          $ 94,296,000
                                               ============
Risk-weighted total assets                     $ 41,902,000
                                               ============


                                                                                                  TO BE CONSIDERED
                                                                                                  WELL CAPITALIZED
                                                                     MINIMUM FOR CAPITAL        FOR PROMPT CORRECTIVE
                                             ACTUAL                   ADEQUACY PURPOSES           ACTION PURPOSES
                                     -------------------------    ------------------------     ----------------------
                                       RATIO          AMOUNT          RATIO       AMOUNT         RATIO     AMOUNT
                                     ----------  -------------    -----------   ----------     ---------- -----------
AS OF MARCH 31, 1996
Stockholders' equity, and ratio to
  total assets                         7.38 %        6,548,000
                                       ====
Unrealized loss on securities
  available for sale                                    28,000
                                                 -------------
Tangible capital and ratio to
  adjusted total assets                7.41 %    $   6,576,000         1.50 %   $ 1,332,000                N/A
                                       ====      =============         ====     ===========      ====================

Tier 1 (core) capital, and ratio
  to adjusted total assets             7.41 %    $   6,576,000         3.00 %   $ 2,663,000       5.00 %   $ 4,438,000
                                       ====      =============         ====     ===========       ====     ===========

Tier 1 (core) capital, and ratio
  to risk weighted total assets       17.75 %    $   6,576,000                  N/A               6.00 %   $ 2,223,000
                                      =====                            ====================       ====     ===========

Allowance for loan losses                              367,000
                                                 -------------
Total risk-based capital, and
  ratio to risk-based total assets    18.74 %    $   6,943,000         8.00 %   $ 2,964,000       10.0 %    $ 3,705,000
                                      =====      =============         ====     ===========       ====      ===========

Total assets                                     $  88,732,000
                                                 =============

Adjusted total assets                            $  88,760,000
                                                 =============

Risk-weighted total assets                       $  37,051,000
                                                 =============

     The Company's actual capital amounts and ratios were substantially the same as the Savings Bank's at March 31, 1997 and 1996, respectively.

     Banking regulations may limit the amount of dividends that may be paid without prior regulatory approval.

13.  RELATED PARTIES

     At March 31, 1997 and 1996, the Savings Bank had loans of approximately $231,000 and $237,000, respectively, outstanding to officers and directors.

                                   * * * * * *


CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1997 (unaudited) and MARCH 31, 1997
-----------------------------------------------------------------------------------------------------------
                                                               SEPTEMBER 30                    MARCH 31
ASSETS

CASH AND OVERNIGHT FUNDS                                     $    2,583,562                $    6,320,354

LOANS HELD FOR SALE                                               5,494,845                     5,107,367

SECURITIES AVAILABLE FOR SALE                                     7,017,502                     4,956,213

SECURITIES HELD TO MATURITY                                       1,999,390                     1,999,077

INVESTMENT IN MUTUAL FUND AVAILABLE FOR SALE                      2,411,092                     2,399,036

MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE                    14,541,224                     9,950,713

MORTGAGE-BACKED SECURITIES HELD TO MATURITY                       3,819,986                     4,708,041

LOANS - Net                                                      67,505,500                    56,304,643

REAL ESTATE OWNED                                                   205,751                       157,817

FEDERAL HOME LOAN BANK STOCK - At cost                              673,100                       673,100

ACCRUED INTEREST RECEIVABLE                                         641,183                       563,271

OFFICE PROPERTIES AND EQUIPMENT - Net                               539,254                       351,951

OTHER ASSETS                                                        419,757                       529,573
                                                               ------------                  ------------
TOTAL                                                          $107,852,146                  $ 94,022,056
                                                               ============                  ============
LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                     $ 87,680,474                  $ 79,079,330
  Federal home Loan Bank Advances                                 8,000,000                     3,500,000
  Advance payments by borrowers for taxes and insurance           1,936,180                       714,082
  Official Checks                                                 2,823,517                     3,820,486
  Other liabilities                                                 445,133                       195,726
                                                               ------------                  ------------
     Total liabilities                                          100,885,304                    87,309,624
                                                               ------------                  ------------
COMMITMENTS

STOCKHOLDERS' EQUITY:

  Class A Common Stock - $.01 par value; 15,000,000
   share authorized; 485,509
   shares issued and outstanding                                      4,855                         4,855
  Additional paid-in capital                                      4,147,895                     4,147,895
  Retained earnings                                               2,747,730                     2,598,472
  Net unrealized gains on securities - net of tax                    66,362                       (38,790)
                                                               ------------                  ------------
     Total stockholders' equity                                   6,966,842                     6,712,432
                                                               ------------                  ------------
TOTAL                                                          $107,852,146                  $ 94,022,056
                                                               ============                  ============

See condensed notes to consolidated financial statements


CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
-------------------------------------------------------------------------------
                                                                     1997         1996
                                                                     ----         ----
INTEREST INCOME:
  Interest on loans                                                $2,756,354   $2,278,722
  Interest on mortgage-backed securities                              591,541      579,221
  Other                                                               430,997      419,038
                                                                    ---------    ---------
     Total                                                          3,778,892    3,276,981
                                                                    ---------    ---------
INTEREST EXPENSE:
  Interest on savings deposits                                      2,110,037    1,816,283
  Interest on demand deposits                                          54,605       57,802
  Interest on FHLB advances                                           198,151      113,672
  Interest on other borrowings                                                      23,249
                                                                    ---------    ---------
     Total                                                          2,362,793    2,011,006

NET INTEREST INCOME                                                 1,416,099    1,265,975

PROVISION FOR LOAN LOSSES

NET INTEREST INCOME AFTER PROVISION
  FOR LOAN LOSSES                                                   1,416,099    1,265,975

OTHER INCOME:
  Gains (losses) on sales of loans and mortgage-backed                (97,815)       8,764
   securities - net
  Gains on sales of loan servicing                                    202,274      122,034
  Brokered loan fees                                                               113,394
  Other                                                               123,480       67,542
                                                                    ---------    ---------
     Total                                                            227,939      311,734
                                                                    ---------    ---------
OTHER EXPENSE:
  Salaries and employee benefits                                      742,601      663,516
  Occupancy and equipment expense                                     234,228      218,710
  FDIC and other insurance premiums                                    25,787      480,110
  Data processing                                                      60,524       60,659
  Legal, professional, and consulting fees                             87,838       74,661
  Stationery and supplies                                              25,409       29,970
  Other expense                                                       226,103      218,329
                                                                    ---------    ---------
     Total                                                          1,402,490    1,754,955
                                                                    ---------    ---------
INCOME BEFORE INCOME TAX PROVISION                                    241,548     (168,246)

INCOME TAX PROVISION                                                   92,290      (56,150)
                                                                    ---------    ---------
NET INCOME                                                         $  149,258   $ (112,096)
                                                                    =========    =========

See condensed notes to consolidated financial statements


CONSUMERS BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
-------------------------------------------------------------------------------
                                                                         1997       1996
                                                                         ----       ----
OPERATING ACTIVITIES:
 Net income                                                       $     149,258 $  (112,096)
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Loans originated for sale                                         (23,985,150)(19,234,600)
  Loans sold                                                         23,597,672  22,657,111
  Depreciation                                                           67,496      77,957
  Premium amortization and discount accretion - net                     (41,294)    (26,509)
  Increase (decrease) in official checks                               (996,969) (1,612,966)
  (Decrease) increase in deferred income taxes                         (109,935)    (60,800)
  Increase (decrease) in other liabilities                              359,342     331,180
  Increase (decrease) in accrued interest receivable                    (77,912)    (11,000)
  Increase (decrease) in advance payments by borrowers
   for taxes and insurance                                            1,222,098     690,487
  (Decrease) increase in other assets                                   109,816      13,286
                                                                     ---------- -----------
    Net cash provided by (used in) operating activities                 294,422   2,712,050
                                                                     ---------- -----------
INVESTING ACTIVITIES:
  Purchases of securities available for sale                         (3,004,321) (1,000,000)
  Proceeds from maturities of investment securities                   1,000,000
  Purchases of property                                                (254,799)   (113,995)
  Increases in loans - net                                          (11,239,585) (3,554,702)
  Disposal of Real Estate Owned                                               -     125,200
  Purchases of mortgage-backed securities available for sale         (5,337,635)
  Principal reductions of mortgage-backed securities available for
     sale                                                               814,942     624,666
  Principal reductions of mortgage-backed securities held to
     maturity                                                           889,040     699,682
                                                                     ---------- -----------
     Net cash used in investing activities                          (17,132,358) (3,219,149)
                                                                     ---------- -----------
FINANCING ACTIVITIES:
  Increase in deposits                                                8,601,144   2,689,096
  Federal Home Loan Bank advances (repayment), net                    4,500,000
  (Decrease) increase in reverse repurchase agreements                           (1,833,000)
                                                                     ---------- -----------
     Net cash provided by financing activities                       13,101,144     856,096
                                                                     ---------- -----------
INCREASE IN CASH AND CASH EQUIVALENTS                                (3,736,792)    348,997

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      6,320,354   4,370,069
                                                                     ---------- -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $2,583,562 $ 4,719,066
                                                                     ========== ===========
SUPPLEMENTAL DISCLOSURES:

  Transfers of loans to real estate owned                            $   71,327 $   125,200
                                                                     ========== ===========

See condensed notes to consolidated financial statements

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of Consumers Bancorp, Inc. ("Consumers") and Subsidiaries, included herein, do not include all footnote disclosures normally included in annual financial statements and, therefore, should be read in conjunction with Consumers consolidated financial statements and notes thereto for each of the three years in the period ended March 31, 1997 included in Appendix A.

The interim consolidated financial statements for the six months ended September 30, 1997 are unaudited and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the balance sheet, statements of operations and cash flows of Consumers and its Subsidiaries. The statements of operations for the six months ended September 30, 1997 are not necessarily indicative of the results to be expected for the year ending March 31, 1998.

2.   MERGER


On September 19, 1997, Consumers Board of Directors approved a definitive merger agreement with BankUnited Financial Corporation. Under the terms of the agreement, which is subject to approval from the Office of Thrift Supervision as well as Consumers' stockholders, Consumers' stockholders would receive, in exchange for their Consumers' common stock, either $21.33 in cash, 2.081 shares of BankUnited Financial Corporation Class A Common Stock, or a combination thereof.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

         Total assets increased $13.9 million, or 14.7% to $107.9 million at September 30, 1997 from $94.0 million at March 31, 1997.

         LOANS AND LOANS HELD FOR SALE. Loans and loans held for sale increased $11.6 million, or 18.9% to $73.0 million at September 30, 1997 from $61.4 million at March 31, 1997. This increase is primarily the result of loans originated of $40.2 million that were partially offset by principal reductions of $4.9 million and loan sales of $23.6 million.

         CREDIT QUALITY. At September 30, 1997 non-performing assets totaled $918,000, as compared to $324,000 at March 31, 1997. Expressed as a percentage of total assets, non-performing assets increased to .85% of total assets at September 30, 1997 from .34% of total assets at March 31, 1997.

         MORTGAGE-BACKED SECURITIES. Consumers' mortgage-backed securities portfolio at September 30, 1997 was divided into $14.5 million classified as available for sale and $3.8 million classified as held to maturity. Consumers' mortgage-backed securities portfolio increased by $3.7 million, or 25.2% to $18.4 million at September 30, 1997 from $14.7 million at March 31, 1997. The increase is the result of purchases of mortgage-backed securities of $5.3 million that were partially offset by principal repayments totaling $1.7 million.

         DEPOSITS. Deposits increased $8.6 million, or 10.9% to $87.7 million at September 30, 1997 from $79.1 million at March 31, 1997.

         BORROWINGS. Borrowings increased $4.5 million, or 128.6% to $8.0 million at September 30, 1997 from $3.5 million at March 31, 1997. The increase is primarily attributable to $5.0 million borrowed to finance the purchase of mortgage-backed securities.

         STOCKHOLDERS' EQUITY. Stockholders' equity increased $255,000 or 3.8% to $7.0 million at September 30, 1997 from $6.7 million at March 31, 1997.

RESULTS OF OPERATIONS FOR THE YEARS ENDED MARCH 31, 1997 AND 1996

         NET INCOME. Net Income for fiscal 1997 was $124,000 compared to $206,000 in 1996. The decrease was primarily attributable to the FDIC special assessment of $394,000 that was partially offset by increases in net interest income.

         NET INTEREST INCOME. Net interest income for fiscal 1997 was $2.6 million compared to $2.4 million during fiscal 1996, an increase of 10.2%. The $245,000 increase in net interest income resulted from an increase in the net interest spread to 2.65% for fiscal 1997 from 2.47% for fiscal 1996 combined with a $3.9 million increase in average interest earning assets. The average yield on interest earning assets decreased to 7.80% in fiscal 1997 from 7.93% in fiscal 1996. The average cost of interest bearing liabilities decreased to 5.15% in fiscal 1997 from 5.46% in fiscal 1996.

         Interest income increased $192,000, or 2.9% to $6.7 million for fiscal 1997 from $6.5 million for fiscal 1996. Interest on loans increased $292,000, or 6.5%, to $4.78 million for fiscal 1997 while interest on mortgage-backed securities and other investments decreased by $100,000, or 4.9%, to $1.96 million for fiscal 1997. The yield on loans decreased to 8.58% in fiscal 1997 from 8.83% in fiscal 1996 and the average balance of loans increased $4.9 million, or 9.6%, to $55.7 million in fiscal 1997 from $50.8 million in fiscal 1996. The yield on mortgage backed securities decreased to 6.86% in fiscal 1997 from 6.97% in fiscal 1996, and the average balance of mortgage-backed securities decreased $1.1 million, or 6.2%, to $16.8 million in fiscal 1997 from $17.9 million in fiscal 1996. In order to maximize the overall yield on interest earning assets and to enhance profitability, Consumers implemented programs to increase the volume of residential loans retained in portfolio and to increase the balance of higher yielding commercial real estate loans.

         The decrease in interest expense of $54,000, or 1.3%, to $4.09 million in fiscal 1997 from $4.13 million in fiscal 1996 reflects an increase in interest on deposits of $125,000, or 3.4%, to $3.84 million in fiscal 1997 and a decrease in interest on borrowings of $179,000, or 4.2%, to $251,000 in fiscal 1997. The average cost of deposits decreased from 5.38% to 5.08% and the average balance of deposits increased $6.5 million, or 9.5%, to $75.5 million during fiscal 1997. The average cost of borrowings increased from 6.22% to 6.41% and the average balance of borrowings decreased $3.0 million, or 43.4%, to $3.9 million during fiscal 1997.

         PROVISIONS FOR LOAN LOSSES. There was no provision for loan losses during either fiscal 1997 or fiscal 1996. Net charge-offs were $35,500, and $-0-for fiscal 1997 and 1996, respectively.

         OTHER INCOME. Other income for fiscal 1997 was $628,000 compared to $796,000 for fiscal 1996. The decrease is primarily attributable to a decrease in gains on sales of loan servicing rights of $50,000, or 13.0%, to $337,000 in fiscal 1997 and a decrease in brokered loans fees of $109,000, or 36.9%, to $186,000 in fiscal 1997.

         OTHER EXPENSES. Operating expenses increased $218,000, or 7.6%, to $3.07 million in fiscal 1997 from $2.86 million in fiscal 1996.

         Salaries and employee benefits decreased $39,000, or 2.7%, to $1.35 million in fiscal 1997 from $1.39 million in fiscal 1996.

         Occupancy and equipment expense decreased $31,000, or 6.6%, to $436,000 in fiscal 1997 from $467,000 in fiscal 1996. The decrease is attributable to Consumers canceling the remaining term on the lease of its administrative office space and relocating to less expensive premises. During fiscal 1996 there was a $64,000 expense recognized in order to cancel the remaining term of the lease.

         FDIC and other insurance premiums increased $391,000, or 194.4%, to $592,000 in fiscal 1997 from $201,000 in fiscal 1996. This increase reflects the one-time $394,000 FDIC Special Assessment charged in September 1996 to recapitalize the SAIF. Consumers' expects its insurance expense to decrease substantially in future periods due to the decrease in deposit insurance premiums, which has resulted from the SAIF recapitalization.

         Professional fees decreased $50,000, or 28.9%, to $123,000 in fiscal 1997 from $173,000 in fiscal 1996. This decrease is primarily attributable to a reduction in the costs associated with a proposed merger during fiscal 1996, which decreased $35,000, or 51.4%, to $33,000 in fiscal 1997. The Company does not anticipate any additional costs associated with that proposed transaction.

         Other operating expenses increased $12,000, or 2.0%, to $571,000 in fiscal 1997 from $559,000 in fiscal 1996.

         INCOME TAX PROVISION. The income tax provision was $77,000 for fiscal 1997 compared to $137,000 for fiscal 1996. The decrease reflects the reduction in income before income taxes. The effective tax rate was 38.4% for fiscal 1997 compared to 40.0% for fiscal 1996.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

         NET INCOME. The Company had Net Income for the six months ended September 30, 1997 of $149,000 and a Net Loss for the six months ended September 30, 1996 of $112,000.

         NET INTEREST INCOME. Net interest income for the six months ended September 30, 1997 was $1,416,000 compared to $1,266,000 for the six months ended September 30, 1996, an increase of 11.8%. The $150,000 increase in net interest income resulted from an increase in the net interest spread to 2.65% for the six months ended September 30, 1997 from 2.56% for the six months ended September 30, 1996 combined with a $10.7 million increase in average interest earning assets. The average yield on interest earning assets increased to 7.89% for the six months ended September 30, 1997 from 7.71% for the six months ended September 30, 1996. The average cost of interest bearing liabilities increased to 5.24% for the six months ended September 30, 1997 from 5.15% for the six months ended September 30, 1996.

         Interest income increased $502,000, or 15.3% to $3.78 million for the six months ended September 30, 1997 from $3.28 million for the six months ended September 30, 1996. Interest on loans increased $477,000, or 20.9%, to $2.76 million for the six months ended September 30, 1997 while interest on mortgage-backed securities and other investments increased by $25,000, or 2.5%, to $1,023,000 for the six months ended September 30, 1997. The yield on loans increased to 8.60% for the six months ended September 30, 1997 from 8.48% for the six months ended September 30, 1996. The average balance of loans increased $10.3 million, or 19.2%, to $64.1 million for the six months ended September 30, 1997 from $53.8 million for the six months ended September 30, 1996. The yield on mortgage-backed securities increased to 6.91% for the six months ended September 30, 1997 from 6.78% for the six months ended September 30, 1996. The average balance of mortgage-backed securities increased $52,000, or .30%, to $17.14 million for the six months ended September 30, 1997 from $17.09 million for the six months ended September 30, 1996.

         Interest expense increased $352,000, or 17.5%, to $2.36 million for the six months ended September 30, 1997 from $2.01 million for the six months ended September 30, 1996. The average cost of deposits increased to 5.24% for the six months ended September 30, 1997 from 5.15% for the six months ended September 30, 1996. The average balance of deposits increased $9.8 million, or 13.3%, to $83.6 million for the six months ended September 30, 1997 from $73.8 million for the six months ended September 30, 1996. The average cost of borrowings decreased to 6.07% for the six months ended September 30, 1997 from 6.38% for the six months ended September 30, 1996. The average balance of borrowings increased $2.2 million, or 52.0%, to $6.5 million for the six months ended September 30, 1997 from $4.3 million for the six months ended September 30, 1996.

         PROVISIONS FOR LOAN LOSSES. There was no provision for loan losses during either of the six month periods ended September 30, 1997 and 1996. Net charge-offs were -0- and $35,500 for the six months ended September 30, 1997 and 1996 respectively.

         OTHER INCOME. Other income for the six months ended September 30, 1997 and 1996 was $228,000 and $312,000, respectively. This decrease is primarily attributable to lesser income from Consumers' mortgage banking operations.

         OTHER EXPENSES. Operating expenses decreased $343,000, or 19.7%, to $1,403,000 for the six months ended September 30, 1997 from $1,746,000 for the six months ended September 30, 1996.

         Salaries and employee benefits increased $80,000, or 11.9%, to $743,000 for the six months ended September 30, 1997 from $663,000 for the six months ended September 30, 1996. This increase is the result of an expansion of Consumers' commercial real estate and consumer lending operations along with additional personnel for a new branch facility scheduled to open in the fall of 1997.

         Occupancy and equipment expense increased $15,000, or 7.1%, to $234,000 for the six months ended September 30, 1997 from $219,000 for the six months ended September 30, 1996.

         FDIC and other insurance premiums decreased $454,000 to $26,000 for the six months ended September 30, 1997 from $480,000 for the six months ended September 30, 1996. This decrease is the result of the SAIF recapitalization that occurred in the September 1996 quarter. In connection with the SAIF recapitalization, Consumers was charged a one-time special assessment of $394,000 during the September 30, 1996 quarter. Subsequent to the SAIF recapitalization, Consumers FDIC insurance premiums were reduced significantly.

         Other operating expenses increased $16,000, or 4.2%, to $400,000 for the six months ended September 30, 1997 from $384,000 for the six months ended September 30, 1996.

         INCOME TAX PROVISION. The income tax provision was $92,000 for the six months ended September 30, 1997 compared to a $56,000 income tax benefit for the six months ended September 30, 1996. The increase is attributable to Consumers having pre-tax operating income for the six months ended September 30, 1997 compared to a pre-tax operating loss for the six months ended September 30, 1996. The effective tax rate was 38.2% for the six months ended September 30, 1997 compared to -33.4% for the six months ended September 30, 1996.

                                   APPENDIX B

                 SECTIONS 607.1301, 607.1302 AND 607.1320 OF THE
                        FLORIDA BUSINESS CORPORATION ACT

   607.1301 DISSENTER'S RIGHTS; DEFINITIONS.--The following definitions apply to ss. 607.1302 and 607.132:

   (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

   (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

   (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

   607.1302 RIGHT OF SHAREHOLDERS TO DISSENT.--(1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

   (a) Consummation of a plan of merger to which the corporation is a party:

   1.  If the shareholder is entitled to vote on the merger, or

   2.  If the corporation is a subsidiary that is merged with its parent under
s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s.
607.1104;

   (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

   (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

   (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

   (e)Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

   1. Altering or abolishing any preemptive rights attached to any of his shares;

   2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing of new class or series of shares;

   3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

   4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

   5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

   6. Reducing the stated dividend preference of any of his preferred shares; or

   7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

   (f) Any corporation action taken, to the extent the articles of incorporation provide that a voting of nonvoting shareholder is entitled to dissent and obtain payment for his shares.

   (2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

   (3) A shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

   (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange OR DESIGNATED AS A NATIONAL MARKET SYSTEM SECURITY ON AN INTERDEALER QUOTATION SYSTEM BY THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC., or held of record by not fewer than 2,000 shareholders.

   (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation. (Last amended by Ch. 94-327, L. '94, eff. 6-2- 94.)

   607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.--(1)(a) If a proposed corporate action creating dissenters' rights under s. 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to asset dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

   1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

   2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

   (b) If proposed corporate action creating dissenters' rights under s.
607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for his written consent, or, of such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

   (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

   (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

   (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

   (a) Such demand is withdrawn as provided in this section;

   (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

   (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

   (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

   (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

   (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

   (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

   (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

   (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

   (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

   (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

   (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as AUTHORIZED BUT UNISSUED SHARES OF THE CORPORATION, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation. (Last amended by Ch. 93-281, L. '93, eff. 5-15-93.)

                                   APPENDIX C

                      FAIRNESS OPINION OF RP FINANCIAL, LC

RP FINANCIAL, LC.
---------------------------------------------------------------
Financial Services Industry Consultants

                                                                December 4, 1997

Board of Directors
Consumers Bancorp, Inc.
9400 South Dadeland Boulevard
Suite 620
Miami, Florida  33156

Members of the Board:

        You have requested RP Financial, LC. ("RP Financial") to provide you with its opinion as to the fairness from a financial point of view to the shareholders of Consumers Bancorp, Inc., Miami, Florida, a Florida Corporation ("Consumers"), of the Agreement and Plan of Merger (the "Agreement"), by and between BankUnited Financial Corporation, Coral Gables, Florida, a Florida Corporation ("BankUnited"), Consumers and Consumers Savings Bank (the "Bank"), a wholly-owned subsidiary of Consumers. The Agreement is incorporated herein by reference. Unless otherwise defined, all capitalized terms incorporated herein have the meanings ascribed to them in the Agreement.

SUMMARY  DESCRIPTION  OF CONSIDERATION

        At the Effective Time, each share of common stock of Consumers, $0.01 par value per share, issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and become the right to receive a payment (the "Merger Consideration") of $21.33 in cash or
2.081 shares of BankUnited Common Stock (the "Agreed Value"). Each shareholder may elect to receive his, her, or its total of the Merger Consideration in cash, BankUnited Common Stock or a combination thereof, provided, however, that (1) in the aggregate, the cash portion of the consideration shall not exceed 55 percent of the total amount of the Merger Consideration, including any cash paid in lieu of fractional shares, (2) the Merger Consideration shall not be paid on shares as to which dissenters rights have been asserted pursuant to Florida law, and
(3) if the average fair market value of BankUnited Common Stock, as determined by using the average closing price of one share of the security computed for the 20-day trading period on the NASDAQ system (as reported by the WALL STREET JOURNAL or, if not reported thereby, any other authoritative source), ending three days prior to the Effective Time (the "Fair Market Value" or "FMV"), is greater than $12.00 per share, the number of BankUnited shares received by Consumers shareholders shall be equal to 2.081 times a fraction, the numerator of which is $12.00 and the denominator of which is the Fair Market Value. If the Fair Market Value falls below $9.80 per share, then BankUnited shall pay Consumers, in cash, a total purchase price, including all amounts paid for Consumers Options, of $10,800,000. If the fair market value of BankUnited Common Stock is less than $8.50 per share, as determined by using the average of the mean closing prices of such stock as quoted on the NASDAQ system on each of the ten trading days immediately preceding the Effective Time, then Consumers may terminate the transaction at the discretion of the Board of Directors. Additionally, each Consumers stock option outstanding ("Consumers Options") granted by Consumers under the Consumers Benefit Plans, which are outstanding at the Effective Time, whether or not then exercisable, shall be cancelled, and each holder shall be paid for each such option an amount of cash without interest earned determined by multiplying (i) the excess, if any, of $21.33 over the applicable exercise price of such option by (ii) the number of shares of Consumers Common Stock subject to option. As of the date hereof, Consumers had 485,509 shares of common stock issued and outstanding and 48,264 stock options outstanding. Cash will be paid in lieu of fractional shares.

        Notwithstanding the foregoing, if the Closing Net Worth of Consumers is less than $6,500,000, then at BankUnited's option, it may either terminate the Agreement, or proceed to consummate the Merger by reducing the aggregate Merger Consideration to be paid the holders of Consumers Common Stock and the amounts to be paid to
--------------------------------------------------------------------------------
WASHINGTON HEADQUARTERS
Rosslyn Center
1700 North Moore Street, Suite 2210                    Telephone: (703) 528-1700
Arlington, VA 22209                                      Fax No.: (703) 528-1788

RP FINANCIAL, LC.
BOARD OF DIRECTORS
DECEMBER 4, 1997
PAGE 2


holders of Consumers stock options by $1.25 for each dollar that the Closing Net Worth is less than $6,500,000. If the Closing Net Worth of Consumers is less than $6,100,000, then Consumers may terminate the transaction at the discretion of the Board of Directors.

RP FINANCIAL  BACKGROUND  AND  EXPERIENCE

        RP Financial, as part of its financial institution valuation and consulting practice, is regularly engaged in the valuation of financial institution securities in connection with mergers and acquisitions of commercial banks and thrift institutions, initial and secondary offerings, mutual-to-stock conversions of thrift institutions, and business valuations for other corporate purposes for financial institutions. As specialists in the valuation of securities of financial institutions, RP Financial has experience in, and knowledge of, the Florida and Southeast markets for thrift and bank securities and financial institutions operating in Florida.

MATERIALS REVIEWED

        In rendering this fairness opinion, RP Financial reviewed the following material: (1) the Agreement including exhibits; (2) financial and other information for Consumers, all with regard to balance and off-balance sheet composition, profitability, interest rates, volumes, maturities, trends, credit risk, interest rate risk, liquidity risk and operations: (a) audited financial statements for the fiscal years ended March 31, 1993 through 1997, (b) shareholder, regulatory and internal financial and other reports through September 30, 1997, (c) the most recent proxy statement for Consumers, (d) internal budgets and financial projections prepared by management and (e) Consumers' management and Board comments regarding past and current business, operations, financial condition, and future prospects; and (3) financial and other information for BankUnited including: (a) audited financial statements for the fiscal years ended September 30, 1995 and 1996, incorporated in Annual Reports to shareholders, (b) Form 10K as of September 30, 1996, (c) shareholder, regulatory and internal financial and other reports through September 30, 1997,
(d) fourth quarter and fiscal year end earnings report as of September 30, 1997, as released to the public in November 1997; (e) internal budgets and financial projections prepared by management of BankUnited, (f) registration statement on Form S-3 as filed with the Securities and Exchange Commission on September 30, 1997 in conjunction with a secondary offering of common stock; (g) registration statement on Form S-4 filed on November 10, 1997, in conjunction with the issuance of common stock to Consumers' stockholders; (h) the Proxy Statement furnished to Consumers' stockholders in connection with the adoption of the Agreement; and (i) BankUnited's management comments regarding past and current business, operations, financial condition, and future prospects.

        In addition, RP Financial reviewed financial, operational, market area and stock price and trading characteristics for BankUnited and the stock price and relatively limited trading information available for Consumers relative to publicly-traded savings institutions, respectively, with comparable resources, financial condition, earnings, operations and markets. RP Financial also considered the economic and demographic characteristics in the local market area, and the potential impact of the regulatory, legislative and economic environments on operations for Consumers and BankUnited and the public perception of savings institutions. RP Financial also considered: (a) a transaction summary, as set forth in the Proxy Statement, of the financial terms of the Merger, including the aggregate Merger Consideration relative to tangible book value, annualized earnings for the first six months of fiscal 1998, fiscal 1998 budgeted earnings, assets, and deposit liabilities of Consumers; (b) the financial terms, financial condition, operating performance, and market area of other recently completed and pending mergers and acquisitions of comparable financial institution entities, including Florida transactions specifically and Southeast U.S. transactions both generally and specifically; (c) discounted cash flow analyses for Consumers on a stand-alone basis, incorporating estimated earnings and equity levels implied by Consumers' current business plan and future prospects; and (d) the pro forma impact on BankUnited of the planned secondary offering of common stock as well the acquisition of Consumers, which is expected to be accounted for as a

RP FINANCIAL, LC.
BOARD OF DIRECTORS
DECEMBER 4, 1997
PAGE 3


purchase. Furthermore, RP Financial also considered the pro forma impact of the Merger to the holders of Consumers Common Stock (incorporating the Agreed Value, transaction adjustments and potential earnings improvements), including the pro forma impact to the market value per share, tangible book value per share, and earnings per share of the BankUnited Common Stock. RP Financial also considered the greater liquidity characteristics of the BankUnited Common Stock relative to the Consumers Common Stock, the enhanced competitive position of BankUnited resulting from the Merger, and the opportunities for BankUnited to increase earnings in the future. The results of these analyses and the other factors considered were evaluated as a whole, with the aggregate results indicating a range of financial parameters utilized to assess the Agreed Value as described in the Agreement.

        In rendering its opinion, RP Financial relied, without independent verification, on the accuracy and completeness of the information concerning Consumers and BankUnited furnished by the respective institutions to RP Financial for review, as well as publicly-available information regarding other financial institutions and economic and demographic data. Consumers and BankUnited did not restrict RP Financial as to the material it was permitted to review. RP Financial did not perform or obtain any independent appraisals or evaluations of the assets and liabilities and potential and/or contingent liabilities of Consumers or BankUnited.

        RP Financial expresses no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the merger as set forth in the Agreement to be consummated. In rendering its opinion, RP Financial assumed that, in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on BankUnited that would have a material adverse effect on the ability of the Merger to be consummated as set forth in the Agreement.

OPINION

        It is understood that this letter is directed to the Board of Directors of Consumers in its consideration of the Agreement, and does not constitute a recommendation to any shareholder of Consumers as to any action that such shareholder should take in connection with the Agreement, or otherwise.

        It is understood that this opinion is based on market conditions and other circumstances existing on the date hereof.

        It is understood that this opinion may be included in its entirety in any communication by Consumers or its Board of Directors to the stockholders of Consumers. It is also understood that this opinion may be included in its entirety in any regulatory filing by Consumers or BankUnited, and that RP Financial consents to the summary of the opinion in the proxy materials of Consumers, and any amendments thereto. Except as described above, this opinion may not be summarized, excerpted from or otherwise publicly referred to without RP Financial's prior written consent.

        Based upon and subject to the foregoing, and other such matters considered relevant, it is RP Financial's opinion that, as of the date hereof, the Merger Consideration to be received by Consumers' shareholders, as described in the Agreement, is fair to such shareholders from a financial point of view.

                                               Respectfully submitted,

                                               RP FINANCIAL, LC.

                                               /s/ RP FINANCIAL, LC.
                                               ---------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BANKUNITED, OR CONSUMERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----


AVAILABLE INFORMATION..................................................      2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................      3
SUMMARY ...............................................................      4
RISK FACTORS...........................................................     25
CAPITALIZATION.........................................................     30
THE MERGER.............................................................     31
DESCRIPTION OF CAPITAL STOCK...........................................     53
COMPARISON OF SHAREHOLDERS' RIGHTS.....................................     57
EXPERTS................................................................     59
LEGAL MATTERS..........................................................     59
APPENDIX A - FINANCIAL STATEMENTS OF
             CONSUMERS BANCORP, INC.
             AND MANAGEMENT'S DISCUSSION
             AND ANALYSIS..............................................     60
APPENDIX B - SECTIONS 607.1301, 607.1302 AND 607.1320 OF THE FLORIDA
             BUSINESS CORPORATION ACT..................................     92
APPENDIX C - FAIRNESS OPINION OF RP FINANCIAL, LC......................     97


NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BANKUNITED SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              BANKUNITED FINANCIAL
                                   CORPORATION

                               1,110,782 Shares of
                              Class A Common Stock

                              --------------------
                                   PROSPECTUS
                              --------------------


                                December 9, 1997

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

               Articles IX of the Articles of Incorporation of BankUnited provides that BankUnited shall indemnify its officers and directors to the fullest extent permitted by law.

               The Bylaws of BankUnited provide that BankUnited will indemnify any person against whom an action is brought or threatened because that person is or was a director, officer or employee of BankUnited for any amount for which that person becomes liable under a judgment in such action and reasonable costs and expenses, including attorneys' fees. Such indemnification may only be made, however, if (i) final judgment on the merits is in his or her favor or (ii) in case of settlement, final judgment against him or her or final judgment in his or her favor, other than on the merits, if a majority of the Board of Directors of BankUnited determines that he or she was acting in good faith within the scope of his or her duties and for a purpose he or she could have reasonably believed under the circumstances was in the best interests of BankUnited.

               Section 607.0831 of the Florida Business Corporation Act provides, among other things, that a director is not personally liable for monetary damages to a company or any other person for any statement, vote, decision, or failure to act, by the director, regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and such breach or failure constitutes (a) a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(b) a transaction from which the director derived an improper personal benefit;
(c) a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of the directors for improper distributions) are applicable; (d) willful misconduct or a conscious disregard for the best interest of BankUnited in the case of a proceeding by or in the right of BankUnited to procure a judgment in its favor or by or in the right of a shareholder; or (e) recklessness or an act or omission in bad faith or with malicious purpose or with wanton and willful disregard of human rights, safety or property, in a proceeding by or in the right of someone other than such company or a shareholder.

               Section 607.0850 of the Florida Business Corporation Act authorizes, among other things, BankUnited to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of BankUnited) by reason of the fact that he is or was a director, officer, employee or agent of BankUnited (or is or was serving at the request of BankUnited in such a position for any entity) against liability incurred in connection with such proceeding, if he or she acted in good faith and in a manner reasonably believed to be in the best interests of BankUnited and, with respect to criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful.

               Florida law requires that a director, officer or employee be indemnified for expenses (including attorneys' fees) to the extent that he or she has been successful on the merits or otherwise in the defense of any proceeding. Florida law also allows expenses of defending a proceeding to be advanced by a company before the final disposition of the proceedings, provided that the officer, director or employee undertakes to repay such advance if it is ultimately determined that indemnification is not permitted.

               Florida law states that the indemnification and advancement of expenses provided pursuant to Section 607.0850 is not exclusive and that indemnification may be provided by a company pursuant to other means, including agreements or bylaw provisions. Florida law prohibits indemnification or advancement of expenses, however, if a judgment or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless he or she had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which such person derived an improper personal benefit; (iii) willful misconduct or conscious disregard for the best interests of

BankUnited in the case of a derivative action or a proceeding by or in the right of a shareholder, or (iv) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to the liability of directors for improper distributions) are applicable.

               BankUnited has purchased director and officer liability insurance that insures directors and officers against liabilities in connection with the performance of their duties.

ITEM 21.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

               (a) Exhibits.* The following is a list of Exhibits to this
                   Registration Statement;

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------

  2.1 Agreement and Plan of Merger, dated July 15, 1996, between BankUnited and Suncoast Savings and Loan Association, FSA. (Exhibit 2.1 to BankUnited's Form S-4 Registration Statement, File No. 333-13211, as filed with the Securities and Exchange Commission on October 1, 1996).

  2.2 Agreement and Plan of Merger between BankUnited and Consumers Bancorp, Inc. dated September 19, 1997.

  3.1 Articles of Incorporation of BankUnited (Exhibit 4.1 to BankUnited's Form S-2 Registration Statement, File No. 333-27597, as filed with the Securities and Exchange Commission on May 22,
               1997).

  3.2 Statement of Designation of Series I Class A Common Stock and Class B Common Stock of BankUnited (included as an appendix to
               Exhibit 3.1).

  3.3 Statement of Designation of Noncumulative Convertible Preferred Stock, Series A, of BankUnited (included as an appendix to Exhibit 3.1).

  3.4 Statement of Designation of Noncumulative Convertible Preferred Stock, Series B of BankUnited (included as appendix to Exhibit 3.1).

  3.5 Statement of Designation of 8% Noncumulative Convertible Preferred Stock, Series 1993 of BankUnited (included as an appendix to Exhibit 3.1).

  3.6 Statement of Designation of 9% Noncumulative Perpetual Preferred Stock of BankUnited (included as an appendix to Exhibit 3.1).

  3.7 Bylaws of BankUnited (Exhibit 4.5 to BankUnited's Form S-8 Registration Statement, File No. 333-43211, as filed with the Securities and Exchange Commission on November 14, 1996).

  4.1 Agreement for Advances and Security Agreement with Blanket Floating Lien dated as of September 25, 1992, between BankUnited, FSB (the "Bank") and the Federal Home Loan Bank of Atlanta (Exhibit 4.1 to the Bank's Form 10-K for the year ended September 30, 1992, filed with the Securities and Exchange Commission as an exhibit to BankUnited's Form 8-K dated March 25, 1993).

  4.2 Forms of Series 15A-F, Series 18E and Series 20A-F of Subordinated Notes of the Bank (Exhibit 4.3 to BankUnited's Form S-4 Registration Statement, File No. 33-55232, as filed with the Securities and Exchange Commission on December 2, 1992).


  5.1 Opinion of Stuzin and Camner, P.A. as to the validity of the issuance of the Class A Common Stock.

  8.1 Opinion of Kronish, Lieb, Weiner & Hellman LLP regarding federal income tax matters.

 10.1 Non-Statutory Stock Option Plan, as amended, (Exhibit 4.9 to BankUnited's Form S-8 Registration Statement, File No. 33-76882, as filed with the Securities and Exchange Commission on March 24,
               1994). **

 10.2 1992 Stock Bonus Plan, as amended (Exhibit 10.2 to BankUnited's Form 10-K Report for the year ended September 30, 1994 [the "1994 10-K"]).**

 10.3          1994 Incentive Stock Option Plan. (Exhibit 10.3 to the 1994
               10-K).**

 10.4 The Bank's Profit Sharing Plan. (Exhibit 10.4 to BankUnited's Form S-2 Registration Statement, File No. 33-80791, as filed with the Securities and Exchange Commission on December 22, 1995).**

 10.5 1996 Incentive Compensation and Stock Award Plan (Exhibit 10.5 to BankUnited's Form 10-K Report for the year ended September 30,
               1996).**


 10.6 Purchase and Assumption Agreement dated March 20, 1995 by and among BankUnited, the Bank, SouthTrust Corporation, SouthTrust of Florida, Inc. and SouthTrust Bank of the Suncoast (Exhibit 10.1 to BankUnited's Form 10-Q Report for the quarter ended March 31, 1995 [the "March 31, 1995 10-Q"]).

 10.7 Purchase and Assumption Agreement dated March 20, 1995 by and among BankUnited, the Bank, SouthTrust Corporation, SouthTrust of Florida, Inc., and SouthTrust Bank of Southwest Florida, N.A. (Exhibit 10.2 to the March 31, 1995 10-Q).

 10.8 First Amendment to Purchase and Assumption Agreement dated July 27, 1995 by and among BankUnited, the Bank, SouthTrust Corporation, SouthTrust of Florida, Inc., and SouthTrust Bank of the Suncoast (Exhibit 10.1 to BankUnited's Form 10-Q Report for the quarter ended June 30, 1995 [the "June 30, 1995 10-Q"]).

 10.9 First Amendment to Purchase and Assumption Agreement dated July 27, 1995 by and among BankUnited, the Bank, SouthTrust Corporation, SouthTrust of Florida, Inc., and SouthTrust of Southwest Florida, N.A. (Exhibit 10.2 to the June 30, 1995 10-Q).

 10.10         Form of Employment Agreement between BankUnited and Alfred R.
               Camner (Exhibit 10.10 to BankUnited's 10-K Report for the year ended September 30, 1996).

 10.11         Form of Employment Agreement between BankUnited and Earline G.
               Ford (Exhibit 10.11 to BankUnited's 10-K Report for the year ended September 30, 1996).

 10.12 Form of Employment Agreement between BankUnited and certain of its senior officers (Exhibit 10.12 to BankUnited's 10-K Report for the year ended September 30, 1996).

 11.1          Statement regarding calculation of earnings per common share.

 12.1 Statement regarding calculation of earnings to combined fixed charges and preferred stock dividends.

 21.1          Subsidiaries of the Registrant.

 23.1          Consent of Price Waterhouse LLP.

 23.2          Consent of Deloitte & Touche, LLP


 23.3 Consent of Stuzin and Camner, P.A. (set forth in Exhibit 5.1 to this Registration Statement).

 23.4          Consent of Kronish, Lieb, Weiner & Hellman LLP (set forth in
               Exhibit 8.1 to this Registration Statement).


 23.5          Consent of RP Financial, LC.

 24.1 Power of attorney (set forth on the signature page in Part II of this Registration Statement).

 99.1          Proxy materials of Consumers Bancorp, Inc.

-----------------------------


* Exhibits containing a parenthetical reference in their description are incorporated herein by reference from the documents described in the parenthetical reference.
**      Exhibits 10.1-10.5 are compensatory plans or arrangements.


ITEM 22.       UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posit-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee: table in the effective registration statement.

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

               The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

               The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and BankUnited being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

               The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. l to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida on December 5, l997.

                                        BANKUNITED FINANCIAL CORPORATION



                                         By: /s/ ALFRED R. CAMNER
                                         -------------------------------------
                                         Alfred R. Camner
                                         Chairman of the Board, President and
                                         Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed on December 5, 1997 by the following persons in the capacities indicated.



               *                         Chairman of the Board, Chief Executive
-------------------------------------    Officer, President and Director
         Alfred R. Camner                (Principal Executive Officer)


               *                         Vice Chairman of the Board and Director
-------------------------------------
         Lawrence H. Blum

               *                         Chief Operating Officer, Executive Vice
-------------------------------------    President and Director
         James A. Dougherty

               *                         Executive Vice President, Treasurer and
-------------------------------------    Director
         Earline G. Ford

               *                         Executive Vice President and Chief Financial
-------------------------------------    Officer (Principal Financial Officer and
         Samuel A. Milne                 Principal Accounting Officer)


               *                         Corporate Secretary and Director
-------------------------------------
         Marc Lipsitz

               *                         Director
-------------------------------------
         Allen M. Bernkrant

               *                         Director
-------------------------------------
         Irving P. Cohen


                 *                           Director
-------------------------------------
         Christina Cuervo

                 *                           Director
-------------------------------------
          Bruce Friesner

                                             Director
-------------------------------------
          Patricia Frost

                 *                           Director
-------------------------------------
           E. J. Giusti

                 *                           Director
-------------------------------------
         Marc D. Jacobson

                 *                           Director
-------------------------------------
           Norman Mains

                 *                           Director
-------------------------------------
         Neil Messinger

                 *                           Director
-------------------------------------
         Anne W. Solloway


         * By: /s/ ALFRED R. CAMNER
-------------------------------------
         Alfred R. Camner
         Attorney-in-fact

                        BANKUNITED FINANCIAL CORPORATION

                                INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
EXHIBIT                                                                              NUMBERED
NUMBER                                                                                 PAGE
--------                                                                           ------------
  5.1    Opinion of Stuzin and Camner, P.A. as to the validity of the issuance of the BankUnited Class A Common Stock.

  8.1 Opinion of Kronish, Lieb, Weiner & Hellman LLP regarding federal income tax matters.

 23.1    Consent of Price Waterhouse LLP.

 23.2    Consent of Deloitte & Touche LLP.

 23.3    Consent of Stuzin and Camner, P.A. (set forth in Exhibit 5.1 to this
         Registration Statement).

 23.4    Consent of Kronish, Lieb, Weiner & Hellman LLP (set forth in Exhibit
         8.1 to this Registration Statement).

 23.5    Consent of RP Financial, LC.
